As filed with the Securities and Exchange Commission on July 22, 2004
Registration No. 333-114988

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PlanetOut Inc.

(Exact name of registrant as specified in its charter)

Delaware	7373	94-3291368
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PlanetOut Inc.

300 California Street
San Francisco, California 94104
(415) 834-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lowell R. Selvin

Chief Executive Officer
PlanetOut Inc.
300 California Street
San Francisco, California 94104
(415) 834-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Sullivan
Julia Vax
David E. Tang
Howard Rice Nemerovski Canady Falk &
Rabkin, A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
(415) 434-1600	Cristopher Greer Neha F. Patel Jessica L. Orlando O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated July 22, 2004

4,650,000 Shares

Common Stock

We are selling 4,650,000 shares of common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. See “Underwriting” for a discussion of the factors considered in determining the initial public offering price. We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “LGBT.” We currently estimate that the initial public offering price of our common stock will be between $12.00 and $14.00 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 697,500 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over allotments.

The underwriters expect to deliver the shares in New York, New York on                     , 2004.

Sole Book Running Manager	Co-Lead Manager

SG Cowen & Co.	RBC Capital Markets
WR Hambrecht + Co

                        , 2004

PlanetOut Inc.
Community News Entertainment
PlanetOut.com GAY.COM LATINO.GAY.COM MX.GAY.COM AR.GAY.COM UK.GAY.COM FR.GAY.COM ES.GAY.COM BR.GAY.COM DE.GAY.COM GAY.IT AU.GAY.COM
Subscription Services gay.com personals PlanetOut PersonalsPlus
Chat Services Online Profiles LGBT-Focused Content Instant Messenger Services
Advertising Services Gay.com PlanetOut Targeted Advertising Sponsored Topic Areas E-mail Newsletters Market Research
Transaction Services
Kleptomaniac Q&A
Retail Products Destination Guides Event Listings

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and we have an obligation to provide updates to this prospectus only to the extent that the information contained in this prospectus becomes materially deficient or misleading after the date on the front cover.

DEALER PROSPECTUS DELIVERY OBLIGATION

      Until                     , 2004 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      “PlanetOut,” “PlanetOut and Design,” “Gay.com and Design,” “Kleptomaniac,” and “OUT & ABOUT” are registered trademarks of PlanetOut Inc. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus before making an investment decision. References to “PlanetOut,” “we,” “us” and “our” refer to PlanetOut Inc. and its subsidiaries.

PlanetOut Inc.

      We are a leading global online media company serving the lesbian, gay, bisexual and transgendered, or LGBT, community, a market with reported buying power of approximately $485 billion annually in the United States alone. Our network of websites, including our flagship websites Gay.com and PlanetOut.com, allows our members, or those visitors who registered on our websites by providing us with a name, e-mail address and other personal data, to connect with other members of the LGBT community around the world. According to Nielsen NetRatings, in June 2004, Gay.com ranked second in terms of average time online per person and sixteenth in terms of visits per person among all websites measured. We generate most of our revenue from subscription fees for premium membership services that we offer in English, French, German, Italian, Portuguese and Spanish to our members who identify themselves as residing in more than 100 countries. We also generate revenue from online advertising and e-commerce targeted to the LGBT community.

      Our membership base is large and growing. We believe that our base of over 3.3 million active members, or those members who have logged on at least once during the preceding twelve months, constitutes the most extensive network of gay and lesbian people in the world. References to our active members reflect a discount from our raw active membership data to adjust for automated registrations created by third-party software programs, or “adbots,” based upon management’s estimates of historical adbot activity on our websites.

      In the twelve month period ended June 30, 2004, we registered approximately 2.2 million new members, or approximately 6,000 new member registrations per day. Registration is free and allows access to integrated services, including profile creation and search, chat and instant messaging. By paying a fee, members become subscribers with access to our premium membership services, including advanced search, unlimited access to profiles and photographs, enhanced chat and premium content. Since we introduced our premium membership services in 2001, our subscribers have grown rapidly to approximately 110,000 as of June 30, 2004, with a weighted average monthly subscription fee of approximately $12.50 per subscriber. Although we have incurred net losses in each of the last three fiscal years, these losses have decreased as our subscription base has grown, from a net loss of approximately $16.5 million for the year ended December 31, 2001 to a net loss of approximately $0.8 million for the year ended December 31, 2003.

      Through our global reach, we believe that we are able to provide advertisers with unparalleled access to the LGBT community. We generate revenue from run-of-site advertising, an advertising option in which advertisements are displayed across all sections of a website or a family of websites, advertising within specialized content channels and on our online-community areas, member-targeted emails and research for our advertisers. We have run advertising campaigns on our network for numerous Fortune 500 and other companies.

      We also offer our users access to specialized shopping and travel products and services through our e-commerce, or transaction-based, websites that generate revenue through sales of the products and services of interest to the LGBT community. Through Kleptomaniac.com, we offer fashion, video and music products. Through OutandAbout.com, we provide access to premium content targeted to gay and lesbian travelers.

      Our goal is to enhance our position as an LGBT-focused media market leader by connecting, enriching and illuminating the lives of gay and lesbian people worldwide. We intend to achieve this through the following strategies:

•	growing traffic, membership and subscribers by increasing marketing, introducing compelling new features and expanding internationally;

•	increasing our retention of subscribers;

•	capitalizing on the growth of Internet advertising and the increased acceptance of the LGBT market; and

•	leveraging our online reach and relationships with our members to expand into other media, such as print, radio, cable and broadcast programming.

      We were incorporated in Delaware in December 2000, and we began operations in April 2001 when we acquired all of the outstanding stock of Online Partners.com, Inc. and PlanetOut Corporation. The stockholders of Online Partners.com, Inc. received a majority of our stock in that transaction. Therefore for accounting purposes, we treat the operations and financial results of Online Partners.com, Inc. as our own for periods prior to April 2001. In April 2004, we changed our name from PlanetOut Partners, Inc. to PlanetOut Inc. Our principal executive offices are located at 300 California Street, San Francisco, CA 94104 and our telephone number at that address is (415) 834-6500. Our website can be found at www.planetoutinc.com. Information contained on, or accessed through, our website does not constitute a part of this prospectus.

The Offering

Common stock offered by PlanetOut Inc.	4,650,000 shares

Shares to be outstanding after the offering	16,481,410 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $54.6 million. We intend to use these net proceeds for:

• repayment of approximately $5.0 million of indebtedness under our senior subordinated promissory note, including interest accrued from the date of issue; and

• general corporate purposes, including working capital, capital expenditures and, potentially, for the acquisition of complementary businesses, products or technologies.

See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock, including risks related to our history of losses, our ability to attract and retain subscribers and advertisers to our websites and our dependence on our technology infrastructure and the Internet.

Proposed Nasdaq National Market symbol	LGBT

      Unless we indicate otherwise, all information in this prospectus:

•	assumes no exercise of the over allotment option granted to the underwriters;

•	assumes the conversion of each 11 outstanding shares of our series C, series D and series E preferred stock into one share of our common stock, which will occur automatically upon completion of this offering;

•	assumes the conversion of each 11 outstanding shares of our series B preferred stock into 2.5 shares of our common stock, which will occur automatically upon completion of this offering;

•	is based upon 11,831,410 shares outstanding as of June 30, 2004; and

•	reflects shares of preferred stock on an as-converted to common stock basis, after giving effect to an 11-for-one reverse stock split of our common stock completed in July 2004.

      The information in this prospectus excludes:

•	2,259,017 shares issuable upon the exercise of options outstanding as of June 30, 2004 with a weighted average exercise price of $4.02 per share;

•	377,364 shares issuable upon exercise of warrants outstanding as of June 30, 2004 with a weighted average exercise price of $15.35 per share; and

•	778,031 shares authorized for issuance under our stock plans as of June 30, 2004.

Summary Financial Data

      The summary historical consolidated statements of operations data for each of the three years ended December 31, 2003 and the summary historical consolidated balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2003 and 2004, and the consolidated balance sheet data as of June 30, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The summary financial data set forth below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to the financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period. The “Pro Forma” data in the table below give effect to the automatic conversion of all shares of our outstanding preferred stock into 9,996,304 shares of common stock upon the closing of this offering. The “Pro Forma as Adjusted” column in the table below reflects the receipt of the proceeds from the sale by us of 4,650,000 shares of common stock in this offering at an assumed public offering price of $13.00 per share (the midpoint of the range set forth on the cover of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses and includes the repayment of our $5.0 million senior subordinated promissory note.

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

	(In thousands)

				(Unaudited)
Statement of Operations Data:
Revenue:
Subscription services	$2,459	$8,030	$12,727	$5,827	$7,840
Advertising services	3,602	4,227	4,626	2,010	2,809
Transaction services	1,148	1,700	1,746	1,058	901

Total revenue	7,209	13,957	19,099	8,895	11,550

Operating costs and expenses:
Cost of revenue (inclusive of stock-based compensation expense (benefit) of $661, $255, $502, $(24), (unaudited), and $351 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	7,695	6,311	6,696	3,004	4,157
Sales and marketing (inclusive of stock-based compensation expense (benefit) of $66, $117, $419, $(25) (unaudited), and $287 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	6,249	5,739	6,554	2,994	3,987

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

	(In thousands)

				(Unaudited)
General and administrative (inclusive of stock-based compensation expense (benefit) of $32, $369, $676, ($137) (unaudited), and $550 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	3,429	7,099	4,242	1,768	2,596
Depreciation and amortization	5,480	2,615	2,030	938	1,029

Total costs and expenses	22,853	21,764	19,522	8,704	11,769
Income (loss) from operations	(15,644)	(7,807)	(423)	191	(219)
Equity in net income (loss) of unconsolidated affiliate(1)	(356)	(22)	(59)	(30)	(33)
Interest expense	(502)	(112)	(193)	(62)	(190)
Other income (expense), net	51	96	72	36	31

Income (loss) before income taxes	(16,451)	(7,845)	(603)	135	(411)
Provision for income taxes	(9)	(9)	(149)	(32)	(5)

Net income (loss)	$(16,460)	$(7,854)	$(752)	$103	$(416)

	As of June 30, 2004
			Pro Forma as
	Actual	Pro Forma	Adjusted

	(In thousands)
Balance Sheet Data (Unaudited):
Cash and cash equivalents	$6,302	$6,302	$56,315
Working capital	1,560	1,560	52,016
Total assets	16,776	16,776	66,370
Long-term liabilities	4,978	4,978	507
Redeemable convertible preferred stock	42,272	—	—
Stockholders’ equity (deficit)	(37,262)	5,010	58,987

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

	(In thousands)
Other Data (Unaudited):
Adjusted EBITDA(2)	$(9,405)	$(4,451)	$3,204	$943	$1,998

(1)	Represents a minority interest in Gay.it S.p.A., as further described in Note 3 to the financial statements.

(2)	Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation, equity in net income (loss) of unconsolidated affiliate and other income (expense), net. We deduct other income (expense), net, consisting primarily of interest income, from net income in calculating Adjusted EBITDA because we regard interest income to be a non-operating item. For clarification, we have provided a reconciliation of Adjusted EBITDA to both net income (loss) and income (loss) from operations because we believe that these are the most comparable GAAP financial measures to Adjusted EBITDA.

We believe that Adjusted EBITDA provides a useful alternative measure of our operating performance. We rely on Adjusted EBITDA to assess our operating performance and to compare our current operating results with corresponding periods and with other companies in the Internet and media industries. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, stock-based compensation or other items that do not directly affect our operating performance.

You should not consider Adjusted EBITDA in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with GAAP. Because Adjusted EBITDA is not a measure of financial performance under GAAP in the United States and is susceptible to varying calculations, it may differ from and not be comparable to similarly titled measures of other companies.

The following table reconciles the calculation of Adjusted EBITDA with both net income (loss) and income (loss) from operations for the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004:

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(In thousands)

				(Unaudited)
Net income (loss)	$(16,460)	$(7,854)	$(752)	$103	$(416)
Income taxes	9	9	149	32	5
Interest expense	502	112	193	62	190
Equity in net income (loss) of unconsolidated affiliate	356	22	59	30	33
Other income (expense), net	(51)	(96)	(72)	(36)	(31)

Income (loss) from operations	$(15,644)	$(7,807)	$(423)	$191	$(219)
Depreciation and amortization	5,480	2,615	2,030	938	1,029
Stock-based compensation	759	741	1,597	(186)	1,188

Adjusted EBITDA (unaudited)	$(9,405)	$(4,451)	$3,204	$943	$1,998

RISK FACTORS

      You should carefully consider the risks described below before purchasing shares in this offering. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Associated with Our Business

We have a history of significant losses. If we do not achieve or sustain profitability, our financial condition and stock price could suffer.

      We have experienced significant net losses and we may continue to incur losses for the foreseeable future given our anticipated increase in sales and marketing expenditures. We incurred net losses of approximately $16.5 million, $7.9 million and $0.8 million for the years ended December 31, 2001, 2002 and 2003, respectively. As of June 30, 2004, our accumulated deficit was approximately $37.2 million. We have not yet achieved profitability. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability in the near future or at all, our financial condition will suffer and our stock price could decline.

If our efforts to attract and retain subscribers are not successful, our revenue will decrease.

      Because most of our revenue is derived from our premium membership services, we must continue to attract and retain subscribers. Many of our new subscribers originate from word-of-mouth referrals from existing subscribers within the LGBT community. If our subscribers do not perceive our service offerings to be of high quality or sufficient breadth, if we introduce new services that are not favorably received or if we fail to introduce compelling new features or enhance our existing offerings, we may not be able to attract new subscribers or retain our current subscribers. As a result, our revenue would decrease. Our base of likely potential subscribers is also limited to members of the LGBT community, who collectively comprise a small portion of the general adult population.

      While seeking to add new subscribers, we must also minimize the loss of existing subscribers. We lose our existing subscribers primarily as a result of cancellations and credit card failures due to expirations or exceeded credit limits. In the fiscal year ended December 31, 2003, our churn rates on our premium membership services, which include subscription cancellations and credit card failures, averaged 12.4% per month. We calculate our average monthly churn over a particular period by dividing the sum of the number of cancellations and credit card failures for that period by the average number of subscribers in that period and then dividing the result by the number of months in the period. We calculate the average number of subscribers in a given period by adding the number of subscribers at the beginning and the end of the period and dividing by two. Subscribers cancel their subscription to our service for many reasons, including a perception, among some subscribers, that they do not use the service sufficiently, that the service is a poor value and that customer service issues are not satisfactorily resolved. We must continually add new subscribers both to replace subscribers who cancel or whose subscriptions are not renewed due to credit card failures and to continue to grow our business beyond our current subscriber base. If excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these subscribers with new subscribers, which will harm our financial condition.

Our success depends, in part, upon the growth of Internet advertising and upon our ability to accurately predict the cost of customized campaigns.

      We compete with traditional media including television, radio and print, in addition to high-traffic websites, such as those operated by Yahoo!, Google, AOL and MSN, for a share of advertisers’ total online advertising expenditures. We face the risk that advertisers might find the Internet to be less effective than traditional media in promoting their products or services, and as a result they may reduce or eliminate their expenditures on Internet advertising. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and historically have not devoted a significant portion of their advertising expenditures to Internet advertising. Additionally, filter software programs that limit or prevent advertisements from being displayed on or delivered to a user’s computer are becoming increasingly available. If this type of software becomes widely accepted, it would negatively affect Internet advertising. Our business could be harmed if the market for Internet advertising does not grow.

      Currently, we offer advertisers a number of alternatives to advertise their products or services on our websites and to our members, including banner advertisements, rich media advertisements, email campaigns, text links and sponsorships of our channels, topic sections, directories and other online databases and content. Frequently, advertisers request advertising campaigns consisting of a combination of these offerings, including some that may require custom development. If we are unable to accurately predict the cost of developing these custom campaigns for our advertisers, our expenses will increase and our margins will be reduced.

If advertisers do not find the LGBT market to be economically profitable, our business will be harmed.

      We focus our services exclusively on the LGBT community. Advertisers and advertising agencies may not consider the LGBT community to be a broad enough or profitable enough market for their advertising budgets, and they may prefer to direct their online advertising expenditures to larger high-traffic websites that focus on broader markets. If we are unable to attract new advertisers, if our advertising campaigns are unsuccessful with the LGBT community or if our existing advertisers do not renew their contracts with us, our revenue will decrease and operating results will suffer.

Our limited operating history makes it difficult to evaluate our business.

      As a result of our recent growth and limited operating history, it is difficult to forecast our revenue, gross profit, operating expenses, number of subscribers and other financial and operating data. Our inability, or the inability of the financial community at large, to accurately forecast our operating results could cause our net losses to be greater than expected, which could cause a decline in the trading price of our common stock.

We expect our operating results to fluctuate which may lead to volatility in our stock price.

      Our operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. As a result, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and that you should not rely on the results of one period as an indication of our future or long-term performance. Our operating results in future quarters may be below the expectations of public market analysts and investors, which may result in a decline in our stock price.

Any significant disruption in service on our websites or in our computer and communications hardware and software systems could harm our business.

      Our ability to attract new visitors, members, subscribers, advertisers and other customers to our websites is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees and customers, which could lead to interruption in our service and operations, and loss, misuse or theft of data. Our websites could be also targeted by direct attacks intended to cause a disruption in service or to siphon off customers to other Internet services. Among other risks, our chat rooms may be vulnerable to infestation by software programs or scripts that we refer to as adbots. An adbot is a software program that creates a registration profile, enters a chat room and displays third-party advertisements. Any successful attempt by hackers to disrupt our websites services or our internal systems could harm our business, be expensive to remedy and damage our reputation, resulting in a loss of visitors, members, subscribers, advertisers and other customers.

The risks of transmitting confidential information online, including credit card information, may discourage customers from subscribing to our services or purchasing goods from us.

      In order for the online marketplace to be successful, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or know-how to breach the security of our customer transaction data. Any breach could cause consumers to lose confidence in the security of our websites and choose not to subscribe to our services or purchase goods from us. We currently do not offer alternative payment options and cannot guarantee that our security measures will effectively prohibit others from obtaining improper access to our information or that of our users. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and may significantly disrupt our operations and harm our reputation, operating results or financial condition.

If we are unable to provide satisfactory customer service, we could lose subscribers.

      Our ability to provide satisfactory customer service depends, to a large degree, on the efficient and uninterrupted operation of our customer service center. Any significant disruption or slowdown in our ability to process customer calls resulting from telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, we may be unable to attract and retain adequate numbers of competent customer service representatives, which is essential in creating a favorable interactive customer experience. If we are unable to continually provide adequate staffing for our customer service operations, our reputation could be harmed and we may lose existing and potential subscribers. In addition, we cannot assure you that email and telephone call volumes will not exceed our present system capacities. If this occurs, we could experience delays in responding to customer inquiries and addressing customer concerns.

If we are unable to compete effectively, we may lose market share and our revenue may decline.

      Our markets are intensely competitive and subject to rapid change. We compete with a number of large and small companies, such as vertically integrated Internet portals and specialty focused media that provide online and offline products and services to the LGBT community. In our subscription business, we compete with other online services, such as those offered by Match.com and Yahoo! Personals, as well as a number of other smaller online companies focused specifically on the LGBT community. In our online advertising business, we compete with a broad variety of content providers. We also compete with offline LGBT media companies, including local newspapers, national and regional magazines, satellite radio and television shows. If we are unable to successfully compete with current and new competitors, we may not be able to achieve or maintain adequate market share, increase our revenue or achieve and maintain profitability.

      Some of these competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to marketing and technology development than we do. The rapid growth of our online subscription business since our inception may attract direct competition from larger companies with significantly greater financial resources and national brand recognition, such as InterActiveCorp, Microsoft, Time Warner, Viacom or Yahoo! which may choose to increase their focus on the LGBT market. Increased competition may result in reduced operating margins, loss of market share and reduced revenue.

We may be the target of negative publicity campaigns or other actions by advocacy groups that could disrupt our operations because we serve the LGBT community.

      Advocacy groups may target our business through negative publicity campaigns, lawsuits and boycotts seeking to limit access to our services or otherwise disrupt our operations because we serve the LGBT community. These actions could impair our ability to attract and retain customers, especially in our advertising business, resulting in decreased revenue, and cause additional financial harm by requiring that we incur significant expenditures to defend our business and by diverting management’s attention. Further, some investors, investment banking entities, market makers, lenders and others in the investment community may decide not to invest in our securities or provide financing to us because we serve the LGBT community, which, in turn, may hurt the value of our stock.

If we are unable to protect our domain names, our reputation and brand could be harmed if third parties gain rights to, or use, these domain names in a manner that would confuse or impair our ability to attract and retain customers.

      We have registered various domain names relating to our brand, including Gay.com, PlanetOut.com, Kleptomaniac.com and OutandAbout.com. If we fail to maintain these registrations, a third party may be able to gain rights to these domain names, which will make it more difficult for users to find our websites and our service. The acquisition and maintenance of domain names are generally regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may designate additional top-level domains, in addition to currently available domains such as .biz, .net or .tv, for example, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. If a third party acquires domain names similar to ours and engages in a business that may be harmful to our reputation or confusing to our subscribers and other customers, our revenue may decline, and we may incur additional expenses in maintaining our brand and defending our reputation. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

If we fail to adequately protect our trademarks and other proprietary rights, or if we get involved in intellectual property litigation, our revenue may decline and our expenses may increase.

      We rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright and trade secret protection laws, to protect our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to subscribers and potential subscribers may become confused in the marketplace and our ability to attract subscribers and other customers may suffer, resulting in loss of revenue.

      The Internet content delivery market is characterized by frequent litigation regarding patent and other intellectual property rights. As a publisher of online content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that we publish or distribute. For example, we have received, and may receive in the future, notices or offers from third parties claiming to have intellectual property rights in technologies that we use in our businesses and inviting us to license those rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business. An adverse determination could also result in the issuance of a cease and desist order, which may force us to discontinue operations through our website or websites. Intellectual property litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations.

If we fail to manage our growth, including through acquisitions and our planned international expansion, our business will suffer.

      We have significantly expanded our operations, and anticipate that further expansion, including the possible acquisition of third-party assets, technologies or businesses, will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. If we make future acquisitions or continue to expand our marketing efforts, we may issue shares of stock that dilute the interests of our other stockholders, expend cash, incur debt, assume contingent liabilities, create additional expenses or face difficulties in integrating acquired assets or businesses into our operations, any of which might harm our financial condition or results of operations.

      In addition, we offer services and products to the LGBT community outside the United States, and we intend to continue to expand our international presence, which may be more difficult or take longer than anticipated especially due to international challenges, such as language barriers, currency exchange issues and the fact that Internet infrastructure in foreign countries may be less advanced than Internet infrastructure in the United States. Expansion into international markets requires significant resources that we may fail to recover by generating additional revenue.

      If we are unable to successfully expand our international operations, manage growth effectively or successfully integrate any assets, technologies or businesses that we may acquire, our revenue may decline and our profit margins will be reduced.

Existing or future government regulation in the United States and other countries could limit our growth and result in loss of revenue.

      We are subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. In particular, we are currently required, or may in the future be required, to:

•	provide advance notice of any changes to our privacy policies or to our policies on sharing non-public information with third parties, and if our members or subscribers disagree with these policies or changes, they may cancel their membership or subscription, which will reduce our revenue;

•	with limited exceptions, give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties, and if a significant portion of our members choose to request that we don’t share their information, our advertising revenue that we receive from renting our mailing list to unaffiliated third parties may decline;

•	provide notice to residents in some states if their personal information was, or is reasonably believed to have been, obtained by an unauthorized person such as a computer hacker, which may result in our members or subscribers deciding to cancel their membership or subscription, reducing our membership base and subscription revenue;

•	comply with current or future anti-spam legislation by limiting or modifying some of our marketing and advertising efforts, such as email campaigns, which may result in a reduction in our advertising revenue;

•	comply with the European Union privacy directive and other international regulatory requirements by modifying the ways in which we collect and share our users’ personal information; if these modifications render our services less attractive to our members or subscribers, for example by limiting the amount or type of personal information our members or subscribers could post to their profiles, they may cancel their memberships or subscriptions, resulting in reduced revenue;

•	qualify to do business in various states and countries, in addition to jurisdictions where we are currently qualified, because our websites are accessible over the Internet in multiple states and countries, which if we fail to so qualify, may prevent us from enforcing our contracts in these states or countries and may limit our ability to grow our business;

•	limit our domestic or international expansion because some jurisdictions may limit or prevent access to our services as a result of the availability of some content intended for mature viewing on some of our websites, which may render our services less attractive to our members or subscribers and result in a decline in our revenue; and

•	limit or prevent access, from some jurisdictions, to some or all of the member-generated content available through our websites, which may render our services less attractive to our members or subscribers and result in a decline in our revenue.

      The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could limit our growth and reduce our membership base and revenue.

If one or more states or countries successfully assert that we should collect sales or other taxes on the use of the Internet or the online sales of goods and services, our expenses will increase resulting in lower margins.

      In the United States, federal and state tax authorities are currently exploring the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes, which could increase our expenses and decrease our profit margins.

      In 2003, the European Union implemented new rules regarding the collection and payment of value added tax, or VAT. These rules require VAT to be charged on products and services delivered over electronic networks, including software and computer services, as well as information and cultural, artistic, sporting, scientific, educational, entertainment and similar services. These services are now being taxed in the country where the purchaser resides rather than where the supplier is located. Historically, suppliers of digital products and services that existed outside the European Union were not required to collect or remit VAT on digital orders made to purchasers in the European Union. With the implementation of these rules, we are required to collect and remit VAT on digital orders received from purchasers in the European Union, effectively reducing our revenue by the VAT amount because we currently do not pass this cost on to our customers.

      We also do not currently collect sales, use or other similar taxes for sales of our subscription services or for physical shipments of goods into states other than California. In the future, one or more local, state or foreign jurisdictions may seek to impose sales, use or other tax collection obligations on us. If these obligations are successfully imposed upon us by a state or other jurisdiction, we may suffer decreased sales into that state or jurisdiction as the effective cost of purchasing goods or services from us will increase for those residing in these states or jurisdictions.

If we do not continue to attract and retain qualified personnel, we may not be able to expand our business.

      Our success depends on the collective experience of our senior executive team and on our ability to hire, train, retain and manage other highly skilled employees. Disruptions in our senior executive team could harm our business and financial results or limit our ability to grow and expand our business. We cannot assure you that we will be able to attract and retain a sufficient number of qualified employees or that we will successfully train and manage the employees that we do hire.

We may need additional capital and may not be able to raise additional funds on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

      We anticipate that we may need to raise additional capital in the future to facilitate long-term expansion, to respond to competitive pressures or to respond to unanticipated financial requirements. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock, and our stockholders will experience dilution of their ownership interests. A failure to obtain additional financing or an inability to obtain financing on acceptable terms could require us to incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will dilute the ownership interests of existing stockholders, or scale back, or fail to address opportunities for expansion or enhancement of, our operations. We cannot assure you that we will not require additional capital in the near future.

Our executive offices and our data center are located in the San Francisco Bay area. In the event of an earthquake, other natural or man-made disaster or power loss, our operations could be interrupted, resulting in lower revenue.

      Our executive offices and our data center are located in the San Francisco Bay area. Our business and operations could be disrupted in the event of electrical blackouts, fires, floods, earthquakes, power losses, telecommunications failures, break-ins or similar events. Because the San Francisco Bay area is located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our systems and infrastructure. We are not insured against any losses or expenses that arise from a disruption to our business due to earthquakes. Further, the State of California has experienced deficiencies in its power supply over the last few years, resulting in occasional rolling blackouts. If rolling blackouts or other disruptions in power occur, our business and operations could be disrupted, and we will lose revenue.

Risks Related to the Offering

Our officers and directors and their affiliates will exercise significant control over us.

      After the completion of this offering, our executive officers and directors, their immediate household family members and affiliated venture capital funds will beneficially own, in the aggregate, approximately 30.9% of our common stock. In addition, our executive officers and their immediate household family members will beneficially own, in the aggregate, approximately 13.5% of our common stock. These stockholders may have individual interests that are different from yours and will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

      Following this offering, our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they will:

•	authorize our board of directors, without stockholder approval, to issue up to 5,000,000 shares of undesignated preferred stock;

•	provide for a classified board of directors;

•	prohibit our stockholders from acting by written consent;

•	establish advance notice requirements for proposing matters to be approved by stockholders at stockholder meetings; and

•	prohibit stockholders from calling a special meeting of stockholders.

      As a Delaware corporation, we are also subject to Delaware law anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

We will have broad discretion over the use of the proceeds to us from this offering.

      We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for debt repayment, general corporate purposes, including working capital, and for potential strategic investments or acquisitions, we have not allocated these net proceeds for specific purposes. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our operating results.

Our stock price may be volatile and you may lose all or a part of your investment.

      Prior to this offering, there has been no public market for our common stock. The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts and investors. If this occurs, our stock price will decline.

      In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of Internet-related and e-commerce companies in particular have been extremely volatile and have recently experienced sharp share price and trading volume changes. These broad market fluctuations may impact the trading price of our common stock. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. This type of litigation could result in substantial costs to us and a likely diversion of our management’s attention. We cannot assure that you will receive a positive return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

      Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders or upon the exercise of outstanding options or warrants to purchase shares of our common stock may adversely affect the market price of our common stock. These sales could create public perception of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

      Upon completion of this offering, we will have outstanding 16,481,410 shares of common stock, assuming no exercise of the underwriters’ over allotment option and no exercise of outstanding options and warrants after June 30, 2004, of which:

•	all of the 4,650,000 shares we are selling in this offering may be resold in the public market immediately after this offering, other than shares purchased by our affiliates or stockholders subject to the lock-up agreements; and

•	11,371,099 shares are subject to the lock-up agreements and will become available for resale in the public market beginning 181 days after the date of this prospectus.

      We have reserved up to 5% of the shares to be sold in this offering for sale to certain of our current stockholders, business associates, employees, directors and other related persons. If any of our current security holders that have signed a lock-up agreement purchase these reserved shares, the shares will be restricted from sale under the lock-up agreements. If any of these shares are purchased by persons who are not current security holders, these shares will not be subject to lock-up agreements.

      Beginning 181 days after the date of this prospectus, 1,057,004 additional shares underlying options will become available for sale in the public market. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. For further discussion of future sales of our common stock, see “Shares Eligible for Future Sale.”

We do not intend to pay dividends on our common stock.

      We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you likely will not receive any dividends from us on our common stock for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Forward-looking statements include statements about our business strategy, future operating performance and prospects. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

      At an assumed public offering price of $13.00 per share, we will receive $54,593,500 from our sale of 4,650,000 shares of common stock in this offering, after deducting estimated offering expenses and the underwriting discounts and commissions. If the underwriters exercise their over allotment option in full, we will receive $63,026,275 in net proceeds.

      The principal purposes of this offering are to create a public market for our common stock, to facilitate our access to the public capital markets and to provide us with flexibility in the future, including the flexibility to acquire additional businesses, products and technologies either with the net proceeds of this offering or through the issuance of additional shares of our common stock, which could be publicly traded, although we do not currently have any agreements or commitments with respect to any acquisition or investment.

      We intend to use a portion of the net proceeds from this offering to repay all outstanding indebtedness under our senior subordinated promissory note and the balance for working capital and general corporate purposes. We issued our senior subordinated promissory note on May 27, 2004 and are using the proceeds from the note for working capital, capital expenditures and general corporate purposes. We anticipate that the note will become due on the 30th day after the completion of this offering. The principal amount of the note is $5.0 million, and the note bears interest at 11% per year, with interest payable monthly.

      We have not allocated a specific portion of our net proceeds from this offering to any particular purpose, other than repayment of indebtedness under our senior subordinated promissory note. The amount and timing of our actual expenditures will depend on numerous factors, such as the progress of our development and marketing efforts and the amount of cash used by our other operations. Thus, we will retain broad discretion over the use of the net proceeds from this offering. Pending these uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock, and we currently do not intend to pay cash dividends on our common stock. We currently expect to retain any future earnings to fund the operation and expansion of our business. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions, if any, and other factors the board deems relevant.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004 on:

•	an actual basis;

•	a pro forma basis, giving effect to the conversion of all shares of our outstanding preferred stock into 9,996,304 shares of common stock automatically upon completion of this offering; and

•	a pro forma as adjusted basis to reflect our sale of 4,650,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses and giving effect to the repayment of our $5.0 million senior subordinated promissory note.

      You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and with our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2004

	(Unaudited)
			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Cash and cash equivalents	$6,302	$6,302	$56,315

Long-term debt, including current portion	$6,170	$6,170	$1,699
Redeemable convertible preferred stock, $0.001 par value; 12,918 shares authorized, 9,996 shares issued and outstanding, actual; none issued and outstanding, pro forma and pro forma as adjusted	42,272	—	—
Stockholders’ equity:
Common Stock, $0.001 par value; 17,136 shares authorized, 1,835 shares issued and outstanding, actual; 11,831 shares issued and outstanding, pro forma; 16,481 shares issued and outstanding, pro forma as adjusted	2	12	16
Additional paid-in capital	3,397	45,659	100,249
Note receivable from stockholder	(603)	(603)	(603)
Unearned stock-based compensation	(2,753)	(2,753)	(2,753)
Accumulated other comprehensive loss	(114)	(114)	(114)
Accumulated deficit	(37,191)	(37,191)	(37,808)

Total stockholders’ equity (deficit)	(37,262)	5,010	58,987

Total capitalization	$11,180	$11,180	$60,686

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

      Our pro forma net tangible book value as of June 30, 2004 was approximately $1.6 million, or $0.14 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by 11,831,410 shares of common stock outstanding on a pro forma basis as of June 30, 2004. These pro forma numbers reflect the conversion of all shares of our outstanding convertible preferred stock into common stock.

      Dilution in net pro forma tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of 4,650,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the repayment of our $5.0 million senior subordinated promissory note, our pro forma net tangible book value as of June 30, 2004 would have been $55.6 million, or $3.37 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $3.23 per share and an immediate dilution in pro forma net tangible book value to new investors of $9.63 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$13.00

Pro forma net tangible book value per share as of June 30, 2004	$0.14
Increase per share attributable to new investors	3.23

Pro forma net tangible book value per share after the offering		3.37

Dilution in pro forma net tangible book value per share to new investors		$9.63

      The following table summarizes, on a pro forma basis as of June 30, 2004, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering. These pro forma numbers reflect the conversion of our outstanding convertible preferred stock into common stock. The calculation below is based on the assumed initial public offering price of $13.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Total Shares		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	6,514,585	58.4%	$39,060,000	39.3%	$6.00
New investors	4,650,000	41.6	60,450,000	60.7	13.00

Total	11,164,585	100.0%	$99,510,000	100.0%

      This discussion and table do not include a total of 5,316,825 shares issued by us in connection with acquisitions, exchanges or other transactions in which we received no cash consideration and assume no exercise of any stock options or warrants outstanding as of June 30, 2004. As of June 30, 2004, there were options outstanding to purchase a total of 2,259,017 shares of common stock with a weighted average exercise price of $4.02 per share and warrants outstanding to purchase a total of 377,364 shares of common stock with a weighted average exercise of $15.35 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. If the over allotment option granted to the underwriters is exercised in full, the number of shares held by new investors will increase to 5,347,500 shares, or approximately 31% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

      The selected historical consolidated statements of operations data for each of the years in the three-year period ended December 31, 2003, and the historical consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the year ended December 31, 1999 and 2000 and the historical consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements but are not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2003 and 2004, and the consolidated balance sheet data as of June 30, 2004, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements.

						Six Months Ended
	Years Ended December 31,					June 30,

	1999	2000	2001(1)	2002	2003	2003	2004

	(Unaudited)
	(In thousands, except per share data)
Consolidated statement of operations data:
Revenue:
Subscription services	$378	$835	$2,459	$8,030	$12,727	$5,827	$7,840
Advertising services	1,400	4,456	3,602	4,227	4,626	2,010	2,809
Transaction services	330	2	1,148	1,700	1,746	1,058	901

Total revenue	2,108	5,293	7,209	13,957	19,099	8,895	11,550

Operating costs and expenses:
Cost of revenue (inclusive of stock-based compensation expense (benefit) of $661, $255, $502, $(24) (unaudited), and $351 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	1,637	6,230	7,695	6,311	6,696	3,004	4,157
Sales and marketing (inclusive of stock-based compensation expense (benefit) of $66, $117, $419, $(25) (unaudited) and $287 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	1,079	5,756	6,249	5,739	6,554	2,994	3,987
General and administrative (inclusive of stock-based compensation expense (benefit) of $32, $369, $676, $(137) (unaudited), $550 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)(2)	4,984	5,974	3,429	7,099	4,242	1,768	2,596
Depreciation and amortization	1,593	2,095	5,480	2,615	2,030	938	1,029

Total costs and expenses	9,293	20,055	22,853	21,764	19,522	8,704	11,769

Income (loss) from operations	(7,185)	(14,762)	(15,644)	(7,807)	(423)	191	(219)
Equity in net income (loss) of unconsolidated affiliate(3)	—	(87)	(356)	(22)	(59)	(30)	(33)
Interest expense	(45)	(165)	(502)	(112)	(193)	(62)	(190)
Other income, net	10	385	51	96	72	36	31

Income (loss) before income taxes	(7,220)	(14,629)	(16,451)	(7,845)	(603)	135	(411)
Provision for income taxes	—	—	(9)	(9)	(149)	(32)	(5)

Net income (loss)	(7,220)	(14,629)	(16,460)	(7,854)	(752)	103	(416)

						Six Months
						Ended
	Years Ended December 31,					June 30,

	1999	2000	2001(1)	2002	2003	2003	2004

	(Unaudited)
	(In thousands, except per share data)
Consolidated statement of operations data:
Accretion on redeemable convertible preferred stock	—	—	(940)	(1,709)	(1,729)	(855)	(875)
Net gain on exchange of preferred stock and warrants in connection with recapitalization	—	—	10,392	—	—	—	—

Net income (loss) attributable to common stockholders	$(7,220)	$(14,629)	$(7,008)	$(9,563)	$(2,481)	$(752)	$(1,291)

Net income (loss) per share attributable to common stockholders — basic and diluted	$(601.67)	$(170.10)	$(6.27)	$(6.17)	$(1.53)	$(0.48)	$(0.74)

Weighted average shares used in per share calculations — basic and diluted	12	86	1,118	1,551	1,624	1,566	1,749

	As of December 31,					As of
						June 30,
	1999	2000	2001(1)	2002	2003	2004

						(Unaudited)

	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$164	$2,389	$763	$2,082	$2,282	$6,302
Working capital (deficit)	(1,292)	986	(1,082)	(1,751)	(2,804)	1,560
Total assets	4,293	10,656	11,170	9,974	10,929	16,776
Long-term liabilities	41	266	343	1,856	545	4,978
Redeemable convertible preferred stock	12,103	33,560	33,069	38,034	41,413	42,272
Stockholders’ equity (deficit)	(9,809)	(26,179)	(25,656)	(35,142)	(37,717)	(37,262)

(1)	The acquisition of PlanetOut Corporation was completed in April 2001.

(2)	Includes a $2,750,000 lease settlement expense in 2002 as further described in Note 9 to the financial statements.

(3)	Represents a minority interest in Gay.it S.p.A., as further described in Note 3 to the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

      We are a leading global online media company serving the LGBT community, a market with reported buying power of approximately $485 billion annually in the United States alone. Our network of websites, including our flagship websites Gay.com and PlanetOut.com, allows our members to connect with other members of the LGBT community around the world.

      We have incurred significant losses since our inception. As of June 30, 2004, we had an accumulated deficit of $37.2 million. We expect to incur significant marketing, engineering and technology, general and administrative and stock-based compensation expenses for the foreseeable future. As a result, we will need to continue to grow revenue and increase our operating margins to achieve profitability.

      We derive our revenue from three main sources: subscription, advertising and transaction services. Revenue from advertising services accounted for the majority of our revenue in 2001. Our subscription revenue began to grow more rapidly after the 2001 launch of our paid premium membership services. While revenue from both advertising and transaction services grew each year from 2001 to 2003, revenue from subscription services grew at a faster rate and overtook advertising as our largest revenue source by 2002. For the foreseeable future, we expect subscription and advertising services to remain our largest sources of revenue and to be more of a focus for our internal operations than transaction services.

      Subscription Services. We began charging for subscriptions to our premium membership services on PlanetOut.com in February 2001 and Gay.com in June 2001. On both of these websites, the initial set of services for which we offered paid premium memberships was based primarily on viewing, searching and replying to profiles. We have steadily expanded the set of services included in our paid premium memberships to include advanced profile search, chat, instant messaging and email. The Gay.com paid premium memberships also include premium chat features, video chat and premium content. We currently offer Gay.com membership services in six languages to members who identify themselves as residing in more than 100 countries through Gay.com and localized versions of Gay.com.

      Historically, we have priced our premium membership services as follows:

PlanetOut Premium Membership Services

	Yearly	Quarterly	Monthly	Trials

February to April 2001	$29.95	N/A	$9.95	Free 2-day trial
April 2001 to March 2002	$49.95	$21.95	$9.95	Free 2-day trial April 2001 to June 2001
				Free 7-day trial June 2001 to February 2002
March 2002 to present	$69.95	$29.95	$12.95	Free 7-day trial March 2002 to December 2002
				$4.95 3-day trial December 2002 to present

Gay.com Premium Membership Services

	Yearly	Quarterly	Monthly	Trials

June 2001 to January 2002	$59.95	$29.95	$12.95	Free 7-day trial
January 2002 to June 2002	$69.95	$29.95	$12.95	Free 7-day trial
June 2002 to January 2003	$69.95	$34.95	$14.95	Free 7-day trial June 2002 to July 2002 $4.95 3-day trial July 2002 to January 2003
January 2003 to March 2003	$89.95	$39.95	$16.95	$7.95 7-day trial
March 2003 to May 2004	$79.95	$39.95	$16.95	$6.95 7-day trial March 2003 to April 2004 $9.95 7-day trial April 2004 to May 2004
May 2004 to present	$79.95	$39.95	$17.95	$9.95 7-day trial

      As of June 30, 2004, we had approximately 3.3 million active members, 2.3 million active member profiles and approximately 110,000 subscribers for our premium membership services, and approximately 89% of our subscribers identified themselves as residing in the United States. Excluding trial memberships, as of June 30, 2004, approximately 43% of our subscribers paid monthly, 19% paid quarterly and 38% paid annually.

      In addition to revenue from premium membership services, we derive revenue from subscriptions for print and online versions of our Out&About newsletter. We publish the newsletter ten times a year and currently anticipate that December 2004 will be the date of the final issue. Revenue from our Out&About newsletter subscriptions was less than 2% of our total revenue in 2003 and the first six months of 2004.

      For both premium membership and Out&About subscriptions, we are paid up-front. We recognize subscription revenue ratably over the subscription period. As of June 30, 2004, deferred revenue related to premium membership and Out&About subscriptions totaled approximately $2.6 million and $76,000, respectively. Our subscription revenue is not subject to sales or use tax in the United States but is subject to VAT in the European Union. Currently, we do not require our subscribers to reimburse us for the VAT and we offset this liability against revenue.

      Advertising Services. We derive advertising revenue principally from advertising contracts in which we typically undertake to deliver a minimum number of impressions to users over a specified time period for a fixed fee. Advertising rates, measured on a number of bases, including on a cost per thousand impressions, or CPM, basis, depend on whether the impressions are for general rotation throughout our network or for targeted audiences through our newsletter or on our websites.

      We recognize advertising revenue ratably in the period in which the advertisement is displayed, provided that we have no significant obligation remaining and the collection of the resulting receivable is reasonably assured, at the lesser of the ratio of impressions delivered over the total number of contracted impressions or the straight-line basis over the term of the contract. To the extent that we do not provide the contracted number of impressions during a specific time period, we defer recognition of the corresponding revenue until the thresholds are achieved.

      Through 2001, advertising revenue was our principal source of revenue. Since 2001, while advertising sales have declined as a percentage of total revenue, they have grown in absolute dollars and remain an important part of our business. Throughout 2002 and 2003, our primary goals for advertising services included attracting additional advertisers, diversifying our client base and increasing average account size. We expect to continue to pursue Fortune 500 companies and other clients and to provide increasingly customized and targeted advertising campaigns.

      In addition to revenue from advertisers who place general online advertisements on our websites, we derive advertising revenue from the sale of online classified listings, primarily for travel-related businesses, as well as print advertising, as part of or accompanying our Out&About newsletter. We expect to expand the scope of our online classifieds listings to include more non-travel-related businesses.

      Online advertising accounted for more than 90% of our advertising revenue in 2001, 2002 and 2003 and the first six months of 2004. In 2003 and the first six months of 2004, we derived approximately 80% and 83%, respectively, of our total advertising services revenue from our flagship websites, which primarily serve advertisers based in the United States.

      Transaction Services. Our principal source of transaction services revenue is from sales through Kleptomaniac.com, our e-commerce website and, to a lesser extent, through our travel website, OutandAbout.com. Through Kleptomaniac.com, we offer hundreds of products, including DVDs, music CDs and fashion items, some of which we own and some of which are owned by third-parties. Revenue from Kleptomaniac.com accounted for approximately 70% of our transaction services revenue and approximately 6% of our overall revenue in 2003 and 64% of our transaction services revenue, and 5% of our overall revenue for the first six months of 2004. For those items that we own, we recognize revenue when the product is shipped, net of estimated returns. We recognize commissions for facilitating the sale of third-party products and services when earned, based on reports provided by the vendors or upon cash receipt if no reports are provided.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.

      We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis on which we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

      We believe the following critical accounting policies require more significant judgments and estimates in the preparation of our consolidated financial statements:

      Revenue Recognition. Subscription and transaction services are generally paid for upfront by credit card, subject, in some cases, to cancellations by subscribers or charge backs from transaction processors. We also provide limited return rights in connection with our transaction services. We base the recognition of premium subscription and transaction services revenue on our assessment of the estimated rates of cancellations, charge backs and returns which historically have been insignificant. We base the recognition of advertising services revenue partly on our assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing and amount of revenue recognition may vary if we use different assessments of the probability of collection of accounts receivable and the rates of cancellations, charge backs and returns.

      Valuation Allowances. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. Our allowance for doubtful accounts as of June 30, 2004 was $37,000.

      We have recorded a full valuation allowance of $15.5 million as of December 31, 2003 against our deferred tax assets due to uncertainties related to our ability to realize the benefit of our deferred tax assets primarily from our net operating losses. In the future, if we generate sufficient taxable income and we determine that we would be able to realize our deferred tax assets, an adjustment to the valuation allowance would impact the results of operations in that period.

      Goodwill and Other Long-lived Assets. Our long-lived assets include goodwill, intangibles, property and equipment. We are required to test goodwill for impairment on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment in determining the fair value of the enterprise. We complete our annual test as of December 1 and any impairment losses recorded in the future could have a material adverse impact on our financial condition and results of operations.

      We are required to record an impairment charge on intangibles or long-lived assets to be held and used when we determine that the carrying value of these assets may not be recoverable. Based on the existence of one or more indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate that we determine to be commensurate with the risk inherent in our business model. Our estimates of cash flow require significant judgment based on our historical results and anticipated results and are subject to many factors.

      Capitalized Website Development Costs. We capitalize the costs of enhancing and developing features for our websites when we believe that the capitalization criteria for these activities have been met and amortize these costs on a straight-line basis over the estimated useful life, generally three years. For 2001, 2002, 2003 and the six months ended June 30, 2004 we capitalized $231,000, $333,000, $855,000, and $502,000, respectively. We expense the cost of enhancing and developing features for our websites in cost of revenue only when we believe that capitalization criteria have not been met. We exercise judgment in determining when to begin capitalizing costs and the period over which we amortize the capitalized costs. If different judgments were made, it would have an impact on our results of operations.

Results of Operations

      The following table sets forth the percentage of total revenue represented by items in our consolidated statements of operations for the periods presented:

				Six Months
				Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(As a percentage of total revenue)

				(Unaudited)
Consolidated statement of operations data:
Revenue:
Subscription services	34.1%	57.5%	66.6%	65.5%	67.9%
Advertising services	50.0	30.3	24.2	22.6	24.3
Transaction services	15.9	12.2	9.2	11.9	7.8

Total revenue	100.0	100.0	100.0	100.0	100.0

Operating costs and expenses:
Cost of revenue	106.7	45.2	35.1	33.8	36.0
Sales and marketing	86.7	41.1	34.3	33.7	34.5
General and administrative	47.6	50.9	22.2	19.9	22.5
Depreciation and amortization	76.0	18.7	10.6	10.5	8.9

Total costs and expenses	317.0	155.9	102.2	97.9	101.9

Income (loss) from operations	(217.0)	(55.9)	(2.2)	2.1	(1.9)
Other income (expense), net	(11.2)	(0.3)	(0.9)	(0.6)	(1.7)

Income (loss) before income taxes	(228.2)	(56.2)	(3.1)	1.5	(3.6)
Provision for income taxes	(0.1)	(0.1)	(0.8)	(0.3)	0.0

Net income (loss)	(228.3)%	(56.3)%	(3.9)%	1.2%	(3.6)%

      The following provides some explanatory information with respect to our consolidated statements of operations data:

      Cost of Revenue. Cost of revenue primarily consists of payroll and related benefits associated with supporting our subscription-based services and producing and maintaining content for our various websites and newsletters. Other expenses directly related to generating revenue included in cost of revenue include transaction processing fees, computer maintenance, allocated occupancy costs, co-location and Internet connectivity fees, purchased content and cost of goods sold.

      We research and test potential improvements to our hardware and software systems in an effort to improve our productivity and enhance our members’ experience. We expect to continue to invest in technology and improvements in our websites. We believe costs associated with certain projects have ongoing benefit. If we believe that capitalization criteria have been met, we capitalize the development costs related to these projects which are amortized on a straight-line basis over the estimated three year useful life of the software. The amortization of capitalized software is included in depreciation and amortization. We expense the costs associated with these projects only when we believe capitalization criteria have not been met.

      Sales and Marketing. Sales and marketing expense consists of expenses related to selling, marketing and promoting our products and services. Major expense items include:

•	payroll and related benefits for employees involved in sales, client service, customer service, corporate marketing and other support functions;

•	product and service marketing and promotions;

•	general corporate marketing and promotions; and

•	allocated occupancy costs.

      General and Administrative. General and administrative expense consists primarily of payroll and related benefits for executive, finance and administrative personnel, allocated occupancy costs, professional fees, insurance and other general corporate expenses.

      Occupancy Costs. Each of our cost of revenue, sales and marketing and general and administrative expense categories include occupancy costs. The amount of charges from occupancy costs allocated to each of these categories is based on the headcount associated with each of these categories. In addition, we allocate to the general and administrative expense category the costs of any one-time charges associated with lease terminations.

      Stock-based Compensation and Related Charges. Each of our cost of revenue, sales and marketing and general and administrative expense categories include stock-based compensation charges for equity instruments issued to employees. These charges represent the intrinsic value, if any, between the respective exercise price of stock options or stock grants and the deemed fair market value of the underlying stock on the date of grant or reporting date if the option is subject to variable plan accounting.

      All of the stock options that we have granted to our employees, consultants and directors under our various equity incentive plans were intended to be exercisable at a price per share not less than the fair market value of the shares of our capital stock underlying those options on their respective dates of grant. Because, prior to this offering, there has been no public market for our shares, our board of directors determined these fair market values in good faith, based on the best information available to the board and our management at the time of grant. We did not obtain contemporaneous valuations by a valuation specialist at the time of the issuances of stock options because, during this period, the financial and managerial resources for doing so were limited. Subsequently, in anticipation of this offering, we reassessed the valuations of common stock relating to grants of options during the twelve months ended June 30, 2004.

      Determining the fair value of our stock requires making complex and subjective judgments. In order to estimate the value of the enterprise at each date the options were granted, we used an income method based on a forward estimate of our twelve month cash flows. Our cash flow projections were based on annual revenue and cost forecasts which were approved by our board of directors and were consistent with our business plan. We then applied a multiple to our forward cash flow estimate to determine our enterprise value. This multiple was based on the trading multiples of a group of publicly traded companies in similar industries with similar growth prospects and financial and business risks discounted to reflect the lack of liquidity of our equity and the risks associated with our cash flow projections. We also considered additional valuation data resulting from offers to purchase by, and sales to, third parties of our equity securities.

      We allocated our enterprise value to our preferred and common stock using an analysis of the relative likelihood of a sale of PlanetOut or an initial public offering. Throughout most of 2003, because of conditions in the capital markets, we did not regard a public offering as a reasonably likely alternative, but rather considered an acquisition to be the most likely liquidity event. Given the substantial liquidation preferences and participation rights of our preferred stock, we allocated a majority of our enterprise value to our preferred stock during 2003. We began serious consideration of an initial public offering with potential underwriters in late February 2004. In these discussions, investment banks indicated that recent improvements in the capital markets and increasing receptiveness by public investors to companies similar to ours would make an initial public offering a potential option for us. As a result, in our calculations, we increased significantly the probability of an initial public offering to reflect these new developments, and we revised our estimate of our enterprise value based on our underwriters’ preliminary estimates of valuation.

      We granted stock options with exercise prices ranging from $0.77 per share to $13.42 per share during the twelve months ended June 30, 2004. For financial accounting purposes, the deemed fair market value of the common stock underlying stock options granted from July 1, 2003 through February 6, 2004 ranged from $0.77 per share to $7.84 per share. The reasons for the difference between the range of $0.77 to $7.84 per share and the assumed price per share in this offering of $13.00 included the following:

•	During the first three quarters of 2003, we believed that the probability of an initial public offering was low and that a sale of PlanetOut was the most likely liquidity event. Given the substantial liquidation preferences of our preferred stock applicable in a sale, the fair value of our common stock was significantly lower than the fair value of our preferred stock.

•	During the fourth quarter of 2003, our estimated enterprise value for the first time exceeded the liquidation preferences of our preferred stock. Accordingly, we increased the portion of the enterprise value attributable to common stock.

•	We engaged our investment bankers and held our organizational meeting in March 2004. For financial accounting purposes, we have valued stock options issued subsequent to December 31, 2003 based on their intrinsic value, using straight line interpolation of the deemed fair value of our common stock at December 31, 2003 to the estimated offering price at March 25, 2004.

      Based on an assumed price per share in this offering of $13.00, the intrinsic value of options exercisable for our capital stock outstanding at June 30, 2004, was $20.3 million, of which $11.5 million was attributable to vested options and $8.8 million was attributable to unvested options.

      At June 30, 2004, we had options to acquire 59,737 shares of our capital stock subject to variable plan accounting which requires us to measure the intrinsic value at each reporting date until these options expire, or are exercised or forfeited. In any period, variable plan accounting may result in increases or decreases in stock-based compensation, depending on the estimated fair market value of our capital stock. We amortize deferred stock-based compensation over the vesting periods of the individual options, using the multiple option method. Changes in fair market value will result in stock-based compensation expense or credit in each period. We recognized employee stock-based compensation expense of $145,000, $593,000 and $1,565,000 in 2001, 2002 and 2003, respectively, and $1.1 million in the first six months of 2004.

      At June 30, 2004, we had unearned stock-based compensation of $2.8 million, of which $1.0 million will be amortized in 2004, $1.0 million will be amortized in 2005, $503,000 will be amortized in 2006 and

$205,000 will be amortized in 2007. We may recognize additional stock-based compensation expense in the future if we grant additional options with an exercise price below the deemed fair market value of the stock.

Comparison of Six Month Periods Ended June 30, 2004 and June 30, 2003

Revenue

      Total revenue increased approximately 30%, from $8.9 million in the six months ended June 30, 2003 to $11.6 million in the six months ended June 30, 2004.

      Subscription Services. From June 30, 2003 to June 30, 2004, the number of our subscribers grew from approximately 88,000 to approximately 110,000. As a result of this increase, our subscription revenue for the six months ended June 30, 2003 and June 30, 2004 increased approximately 35%, from $5.8 million to $7.8 million, respectively. Other factors that contributed to this change in revenue included:

•	an expansion in the number of customer support representatives and their hours of coverage;

•	the effect of the increase in marketing and promotional activities that began in the second quarter of 2003; and

•	a reduction of $340,000 in revenue from our PlanetOut.com premium membership service, as we have concentrated more of our marketing activities on our Gay.com premium membership service.

      Revenue from our premium membership services made up more than 98% of subscription revenue in the six months ended June 30, 2003 and June 30, 2004.

      Advertising Services. Our advertising services revenue increased approximately 40%, from $2.0 million in the six months ended June 30, 2003 to $2.8 million in the six months ended June 30, 2004. The majority of this increase came from increases in online advertising revenue on our flagship websites, Gay.com and PlanetOut.com. Both the number of accounts and average account size increased during the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Online advertising from these websites accounted for approximately 76% and 83% of our total advertising revenue in the six months ended June 30, 2003 and June 30, 2004, respectively. Revenue from print, classified and other advertising services made up the remainder of the amounts. Other factors that affected our advertising revenue for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 included:

•	the improvement in the advertising market generally and in the online advertising market specifically;

•	the increasing interest of advertisers in targeting the LGBT community;

•	lower than expected advertising revenue growth in the first six months of 2003 due to the war in Iraq and its effect on business confidence;

•	our decision to suspend advertising on our French language website, fr.gay.com, in mid-2003; and

•	periodic advertising capacity constraints during the six months ended June 30, 2004 on the most popular areas of our website serving the United Kingdom, uk.gay.com.

      Transaction Services. Our transaction services revenue declined from $1.1 million in the six months ended June 30, 2003 to $901,000 in the six months ended June 30, 2004. This decline was largely due to the ongoing shift of internal promotional space on our websites away from Kleptomaniac.com toward our premium membership services and advertising services. This decline also reflects the fact that sales on Kleptomaniac.com were unusually high in the first quarter of 2003 due to the popularity of DVD compilations that were released in that quarter. Revenue from Kleptomaniac.com accounted for approximately 64% of transaction services revenue in the first six months of 2004 and approximately 74% in the first six months of 2003. Transaction revenue from sources other than Kleptomaniac.com, while relatively small in total dollar amounts, increased for the first six months of 2004 as compared to the first six months of 2003.

Operating Costs and Expenses

      Total operating expenses grew approximately 35%, from $8.7 million in the six months ended June 30, 2003 to $11.8 million in the six months ended June 30, 2004. These numbers include a stock-based compensation credit of $186,000 in the six months ended June 30, 2003 as a result of the impact of variable plan accounting, and a stock-based compensation expense of $1.2 million for the six months ended June 30, 2004.

      Cost of Revenue. Our cost of revenue increased approximately 38%, from $3.0 million in the six months ended June 30, 2003 to $4.2 million in the six months ended June 30, 2004. This change was primarily the result of increases in labor-related expenses associated with increases in headcount and compensation, including changes in stock-based compensation of $375,000. In addition, credit card processing fees increased by $93,000 due to growth in revenue from subscription services and hardware and software maintenance expenses increased by $54,000. These increases were partially offset by a change in capitalized development expenses from $380,000 in the first six months of 2003 to $481,000 in the first six months of 2004. For the foreseeable future, we expect cost of revenue, exclusive of stock-based compensation expenses, to increase in absolute dollars as our investment in headcount and other expenses grow along with our revenue. However, we anticipate that cost of revenue excluding stock-based compensation expenses, will decrease as a percentage of revenue.

      Sales and Marketing. Our sales and marketing expenses increased approximately 33%, from $3.0 million in the six months ended June 30, 2003 to $4.0 million in the six months ended June 30, 2004. This change was attributable primarily to expanded investment in promotional activities in the amount of $555,000 and an increase in labor-related expenses associated with increases in headcount and compensation, including changes in stock-based compensation expenses of $312,000. For the foreseeable future, we expect sales and marketing expenses, exclusive of stock-based compensation expenses, to increase in absolute dollars as we expand our investment in marketing activities.

      General and Administrative. Our general and administrative expenses increased from $1.8 million in the six months ended June 30, 2003 to $2.6 million in the six months ended June 30, 2004. This was principally due to changes in stock-based compensation expenses of $687,000. For the foreseeable future, we expect general and administrative expenses, exclusive of stock-based compensation expenses, to grow due to the expenses involved in being a public company.

      Depreciation and Amortization. Our depreciation and amortization expenses were relatively unchanged from $938,000 in the six months ended June 30, 2003 to $1.0 million in the six months ended June 30, 2004. For the foreseeable future, we expect depreciation and amortization costs to increase with the growth of our investment in hardware, software and capitalized development expenses.

Comparison of Years Ended December 31, 2003 and December 31, 2002

     Revenue

      Total revenue increased approximately 37%, from $14.0 million in 2002 to $19.1 million in 2003.

      Subscription Services. Our subscription services revenue increased approximately 58%, from $8.0 million in 2002 to $12.7 million in 2003. This increase reflects growth both in the number of subscribers from approximately 80,000 as of December 31, 2002 to approximately 98,000 as of December 31, 2003 and the price increases for our premium membership services. Other factors that affected our subscription revenue for 2003 included:

•	the increased breadth and attractiveness of our product offerings;

•	investments in expanded customer support;

•	an increase in subscription fees for our Gay.com premium membership services; and

•	increased investment in marketing and promotional activities, particularly beginning in the second quarter of 2003.

      Revenue from our premium membership services made up approximately 98% of subscription revenue in 2003.

      Advertising Services. Our advertising services revenue increased approximately 9%, from $4.2 million in 2002 to $4.6 million in 2003. This increase was due principally to growth in the number of campaigns that ran in 2003 on our flagship websites, Gay.com and PlanetOut.com. Online advertising from these websites accounted for approximately 80% of total revenue in this category in 2003. Revenue from print, classified and other advertising services made up the remainder of this amount. Other factors that affected our advertising revenue for 2003 included:

•	the improvement in the advertising market generally and in the online advertising market specifically;

•	the increasing interest of advertisers in targeting the LGBT community;

•	lower than expected advertising revenue due to the war in Iraq and its effect on business confidence;

•	our decision to suspend advertising on our French language website, fr.gay.com, in mid-2003, versus a full year of French website advertising in 2002; and

•	periodic advertising inventory constraints during the second half of the year on our website serving the United Kingdom, uk.gay.com.

      Transaction Services. Our transaction services revenue remained relatively flat at approximately $1.7 million. Revenue from sales on Kleptomaniac.com were impacted by the creation of an on-site fulfillment center, which enabled us to directly manage fulfillment of specific items, and were offset by a shift of internal promotional space on our websites away from Kleptomaniac.com toward other services such as our premium membership services.

     Operating Costs and Expenses

      Total operating expenses decreased by approximately 10%, from $21.8 million for the year ended December 31, 2002 to $19.5 million for the year ended December 31, 2003. This includes stock-based compensation expenses of $741,000 for the year ended December 31, 2002 and $1.6 million for the year ended December 31, 2003.

      Cost of Revenue. Our cost of revenue increased approximately 6%, from $6.3 million in 2002 to $6.7 million in 2003. This increase was primarily the result of an increase in labor-related expenses associated with increases in headcount and compensation, including changes in stock-based compensation expenses of $247,000, as well as $76,000 in hardware and software maintenance charges and expenses related to co-location costs associated with housing our servers and providing related telecommunication bandwidth services. This increase was partially offset by a reduction in occupancy costs of $381,000 and a change in capitalized development expenses from $333,000 in 2002 to $855,000 in 2003. Growth in hardware and software maintenance expenses, labor related expenses and stock-based compensation is reflective of the general expansion of our business and is expected to continue in 2004.

      Sales and Marketing. Our sales and marketing expenses increased approximately 14%, from $5.7 million in 2002 to $6.6 million in 2003. This increase was attributable primarily to expanded investment in promotional activities mainly for subscription services in the amount of $1.1 million and an increase in stock-based compensation expenses of $302,000. This increase was partially offset by a reduction in occupancy costs of $463,000. These increases in promotional activities and in labor related expenses, including stock-based compensation, reflect increased investment to generate revenue growth and are expected to continue in 2004.

      General and Administrative. Our general and administrative expenses decreased by approximately 40%, from $7.1 million in 2002 to $4.2 million in 2003. This decrease was primarily attributable to a one-

time charge for lease settlement of our headquarters of $2.8 million in 2002 and a reduction in occupancy costs of $159,000, due to termination of the lease for our San Francisco headquarters and our relocation to a lower cost facility, which was partially offset by an increase in stock-based compensation expense of $307,000 and an increase in one-time transaction related professional fees. The increase in stock-based compensation expenses reflects expanded investment in administrative personnel as part of the general expansion of our business and is expected to continue in 2004 as the full impact of option grants made in 2004 is recorded. Occupancy expenses are likely to remain relatively stable in 2004 compared to 2003, but are expected to increase in 2005 due to the relocation of our executive headquarters.

      Depreciation and Amortization. Our depreciation and amortization expenses decreased by approximately 23%, from $2.6 million in 2002 to $2.0 million in 2003. This decrease was the result of the accelerated depreciation on our leasehold improvements due to the relocation of our corporate headquarters in 2002.

     Comparison of Years Ended December 31, 2002 and December 31, 2001

     Revenue

      Total revenue increased approximately 94%, from $7.2 million in 2001 to $14.0 million in 2002.

      Subscription Services. Our subscription services revenue increased approximately 227%, from $2.5 million in 2001 to $8.0 million in 2002. This increase reflects growth in the number of subscribers and the price increases for our premium membership services. Other factors that affected our subscription revenue for 2002 included:

•	the first full-year impact of premium membership subscriptions following the introduction of these offerings in 2001; and

•	the integration of our profile and search services with our chat and other community offerings.

      Revenue from our premium membership services accounted for approximately 97% of subscription revenue in 2002.

      Advertising Services. Our advertising services revenue increased approximately 17%, from $3.6 million in 2001 to $4.2 million in 2002. While the average size of advertising campaigns increased in 2002 compared to the prior year, this was partially offset by a decrease in the total number of campaigns during the year. The majority of this increase came from increases in online advertising revenue through our flagship websites Gay.com and PlanetOut.com. Online advertising from these websites accounted for approximately 73% of total revenue in this category in 2002. Online advertising for our localized Gay.com websites and other advertising revenue accounted for the remainder.

      Transaction Services. Our transaction services revenue increased approximately 48%, from $1.1 million in 2001 to $1.7 million in 2002. This increase was due primarily to growth in revenue from sales through Kleptomaniac.com, resulting largely from the first full year impact of promotion of Kleptomaniac.com through our flagship websites. Revenue from Kleptomaniac.com accounted for approximately 67% of our total transaction revenue in 2002.

     Operating Costs and Expenses

      Total operating expenses decreased by approximately 5%, from $22.9 million for the year ended December 31, 2001 to $21.8 million for the year ended December 31, 2002. This includes stock-based compensation expenses of $759,000 for the year ended December 31, 2001 and $741,000 for the year ended December 31, 2002.

      Cost of Revenue. Our cost of revenue decreased approximately 18%, from $7.7 million in 2001 to $6.3 million in 2002. This decrease was the result of a number of factors including reductions in stock-based compensation expenses of approximately $406,000, and in other labor related expenses as a result of operational restructuring during 2002. Capitalized engineering and technology related expenses increased from $231,000 in 2001 to $333,000 in 2002.

      Sales and Marketing. Our sales and marketing expenses decreased approximately 8%, from $6.2 million in 2001 to $5.7 million in 2002. This decrease was primarily attributable to reductions in promotional expenses of $438,000 associated with obligations to third parties which are no longer in effect, partially offset by an increase in stock-based compensation expenses of $51,000.

      General and Administrative. Our general and administrative expenses increased approximately 107%, from $3.4 million in 2001 to $7.1 million in 2002. This increase was primarily attributable to increases in stock-based compensation expenses of $337,000, a one-time charge for lease settlement of $2.8 million and an increase associated with the relocation of our corporate headquarters.

      Depreciation and Amortization. Our depreciation and amortization expenses decreased by approximately 52%, from $5.5 million in 2001 to $2.6 million in 2002. This decrease was primarily attributable to the cessation of goodwill amortization in connection with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Liquidity and Capital Resources

      We have historically financed our operations primarily through private sales of equity and capitalized leases. During 2003, we had a positive cash flow from operating activities of $2.0 million. During the six months ended June 30, 2004, net cash provided by operations was $849,000, which included the use during the period of $1.6 million for the final payments of our lease settlement. As of December 31, 2003, we had cash and cash equivalents of $2.3 million, and as of June 30, 2004, we had cash and cash equivalents of approximately $6.3 million.

      Net cash used in operating activities was $10.1 million in 2001 and $157,000 in 2002. Net cash provided by operating activities was $2.0 million in 2003 and $849,000 for the six months ended June 30, 2004. Cash used in operating activities in 2001 was primarily attributable to a net loss of $16.5 million, partially offset by an adjustment for depreciation and amortization of $5.5 million. Cash used in operating activities in 2002 was primarily attributable to a net loss of $7.9 million, partially offset by increases in stock-based compensation, deferred revenue and a lease settlement payable. Cash provided by operating activities in 2003 was primarily attributable to a net loss of $752,000 adjusted for non-cash items including depreciation and amortization and stock-based compensation. These adjustments were partially offset by reductions in accrued liabilities associated with payments related to the termination of our office lease. Cash provided in operating activities for the six months ended June 30, 2004 was primarily attributable to the growth of our premium subscription services, offset by $1.6 million in payments for our lease settlement.

      Net cash used in investing activities was $1.9 million, $1.3 million, $1.3 million and $697,000 in 2001, 2002, 2003 and the six months ended June 30, 2004, respectively. Net cash used in investing activities in 2001 was primarily attributable to $1.1 million in cash paid for acquired businesses related to the acquisition of PlanetOut Corporation and $1.4 million related to the purchases of property and equipment. Net cash used in investing activities in 2002 was primarily attributable to $1.2 million in purchases of property and equipment. Net cash used in investing activities in 2003 was primarily attributable to $1.3 million in purchases of property and equipment. Net cash used in investing activities for the six months ended June 30, 2004 was attributable to purchases of property and equipment.

      Net cash provided by financing activities was $10.4 million and $2.8 million in 2001 and 2002, respectively. Net cash provided by financing activities in 2001 was primarily attributable to proceeds from the sale of our series D preferred stock and in 2002 was primarily attributable to proceeds from the sale of our series E preferred stock. Net cash used by financing activities in 2003 was $513,000, and was primarily attributable to payments for capital lease obligations. Net cash provided by financing activities in the six months ended June 30, 2004 was $3.9 million and was primarily attributable to the issuance of our $5.0 million senior subordinated promissory note in May 2004, net of expenses related to this offering and payments of capitalized lease obligations. The note bears interest at a rate of 11% per year with interest payable monthly. The principal plus accrued, but unpaid, interest is due on the earlier of 30 days following the completion of this offering or January 2007. In connection with the issuance of the note, we issued a warrant to purchase up to 45,454 shares of our common stock at an exercise price of $0.011 per share. The terms of the warrant provide that if the entire amount of the senior subordinated note has not been paid prior to May 15, 2005, the aggregate number of shares for which the warrant may be exercised will automatically increase by an additional 45,454 shares. The note is currently unsecured, but if in the future we fail to meet specified financial covenants regarding our tangible net worth and the ratio of our current assets to current liabilities, the note holder will have the option to take a security interest in all of our assets. In the event that the note holder takes a security interest in our assets, the interest rate on the note will be reduced to 8% per year.

      Our capital requirements depend on many factors, including growth of our revenue, the resources we devote to developing, marketing and selling our services, the timing and extent of our introduction of new features and services, the extent and timing of potential investments or acquisitions and other factors. In particular, our premium membership services consist of prepaid subscriptions that provide cash flows in advance of the actual provision of services. We expect to devote substantial capital resources to expand our product development and marketing efforts, to expand internationally and for other general corporate activities. In 2004, we expect to devote between $2.0 million and $3.0 million to investment in product development and between $3.0 million and $4.0 million to external marketing of our products and services both domestically and internationally.

      Based on our current operations and planned growth, we expect that our available funds and anticipated cash flows from operations, together with the proceeds from this offering, will be sufficient to meet our expected needs for working capital and capital expenditures for the next twelve months, including the repayment of our senior subordinated promissory note. Thereafter, if we do not have sufficient cash available to finance our operations, we may be required to obtain additional public or private debt or equity financing. We cannot be certain that additional financing will be available to us on favorable terms when required or at all. If we are unable to raise sufficient funds, or if this offering is not consummated, we may need to reduce our planned operations and expansion activities.

Off-balance Sheet Liabilities

      We did not have any off-balance sheet liabilities as of June 30, 2004.

Other Contractual Commitments

      The following table summarizes our contractual obligations as of June 30, 2004 and the effect that these obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period

		Remainder of			After
	Total	2004	2005-2007	2008-2009	2010

	(In thousands)
Contractual obligations:
Capital lease obligations	$1,999	$735	$1,194	$70	$—
Operating leases	365	271	89	5	—
Purchase obligations	558	186	372	—	—
Redeemable preferred stock(1)	26,037	—	26,037	—
Senior subordinated promissory note(2)	5,000	—	5,000	—	—

Total contractual obligations:	$33,959	$1,192	$32,692	$75	$—

(1)	Our series D and E preferred stock have redemption rights that will be eliminated upon conversion of our preferred stock into common stock upon completion of this offering.

(2)	Our senior subordinated promissory note is due on the earlier of January 2007 or thirty days after the completion of this offering.

      Capital Lease Obligations. We hold property and equipment under noncancelable capital leases with varying maturities.

      Operating Leases. We lease or sublease office space and equipment under noncancelable operating leases with various expiration dates through April 2006. In 2002, we terminated our headquarters lease which resulted in a decrease in our rent expense in 2003 and the first quarter of 2004. In July 2004, we entered into a new lease for our executive headquarters. The new lease is for a larger facility at a higher average cost per square foot and will result in an increase in our current occupancy cost. Our future minimum lease payments are $966,000 in 2005, $5.5 million in 2006 through 2009, $3.0 million in 2010 to 2011 and $124,000 in 2012. Nonetheless, for the foreseeable future, we expect that U.S. office lease expenses will remain below 5% of total operating expenses, as was the case in the year ended December 31, 2003 and the six months ended June 30, 2004. Our current sublease expires in January 2005, and we currently expect to relocate in late 2004 or early 2005. See “Business — Facilities” for a description of our other business properties.

      Purchase Obligations. In January 2002, we entered into a co-location facility agreement with a third party service provider. In exchange for providing space for our network servers and committed levels of telecommunications bandwidth, we pay a minimum monthly fee of $31,000. In the event that bandwidth exceeds an allowed variance from committed levels, we pay for additional bandwidth at a set monthly rate. Future minimum payments under the co-location facility agreement are $372,000 in 2004 and 2005.

Seasonality and Inflation

      We anticipate that our business may be affected by the seasonality of certain revenue lines. For example, print and online advertising buys are usually higher approaching year-end and lower at the beginning of a new year than at other points during the year, and sales on Kleptomaniac.com are affected by the holiday season and by the timing of the release of compilations of new seasons of popular television series.

      Inflation has not had a significant effect on our revenue or expenses historically, and we do not expect it to be a significant factor in the short-term. However, inflation may affect our business in the medium- to long-term. In particular, our operating expenses may be affected by a tightening of the job market, resulting in increased pressure for salary adjustments for existing employees and higher cost of replacement for employees that are terminated or resign.

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that involuntarily terminated employees receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003. SFAS No. 146 prospectively changes the timing of when restructuring charges are recorded from the commitment date to the date that liability is incurred. The adoption of SFAS No. 146 did not have a material effect on our financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of annual periods ending after

December 15, 2002, but had no impact on us. The adoption of FIN No. 45 did not have a material effect on our financial position or results of operations.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our financial position or results of operations.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” and in December 2003 the FASB issued FIN 46-R, a revised interpretation of FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46-R must be applied in the year ending December 31, 2004. The adoption of this standard did not have an impact on our financial position or results of operations since we have not invested in any variable interest entities.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 except for, nonpublic entities, as defined, it is effective beginning after December 31, 2004. The adoption of this standard does not have an impact on our financial position or results of operations since we currently do not have any financial instruments that would require classification as a liability.

      In April 2004, the EITF issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and our earnings when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for fiscal periods beginning after March 31, 2004. The adoption of this standard did not have any impact on the resulting earnings per share of the periods presented.

Qualitative and Quantitative Disclosures About Market Risk

      We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long-term obligations. We consider investments in highly-liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities. A hypothetical 1% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

BUSINESS

Company Overview

      We are a leading global online media company serving the lesbian, gay, bisexual and transgendered, or LGBT, community, a market with reported buying power of approximately $485 billion annually in the United States alone. Our network of websites, including our flagship websites Gay.com and PlanetOut.com, allows our members to connect with other members of the LGBT community around the world. According to Nielsen NetRatings, in June 2004, Gay.com ranked second in terms of average time online per person and sixteenth in terms of visits per person among all websites measured. We generate most of our revenue from subscription fees for premium membership services that we offer in English, French, German, Italian, Portuguese and Spanish to our members who identify themselves as residing in more than 100 countries. Premium membership is a paid service that enables members to access a number of special features that are not available under our free basic membership package. We also generate revenue from online advertising and e-commerce targeted to the LGBT community.

      Our membership base is large and growing. We believe that our base of over 3.3 million active members, of which approximately 32.9% identify themselves as residing outside of the United States, constitutes the most extensive network of gay and lesbian people in the world. In the twelve month period ended June 30, 2004, we registered approximately 2.2 million new members, or approximately 6,000 new member registrations per day. Registration is free and allows access to integrated services, including profile creation and search, chat and instant messaging. By paying a fee, members become subscribers with access to our premium membership services, including advanced search, unlimited access to profiles and photographs, enhanced chat and premium content. Since we introduced our premium membership services in 2001, our subscribers have grown rapidly to approximately 110,000 as of June 30, 2004, with a weighted average monthly subscription fee of approximately $12.50 per subscriber. Although we have incurred net losses in each of the last three fiscal years, these losses have decreased as our subscription base has grown, from a net loss of approximately $16.5 million for the year ended December 31, 2001 to a net loss of approximately $0.8 million for the year ended December 31, 2003.

      Through our global reach, we believe that we are able to provide advertisers with unparalleled access to the LGBT community. We generate revenue from run-of-site advertising, advertising within specialized content channels and on our online-community areas, member-targeted emails and research for our advertisers. For example, we offer advertisers data on consumer behavior and the effectiveness of their online advertising campaigns with us through user feedback and third-party analysis by an independent advertising index service. We have run advertising campaigns on our network for numerous Fortune 500 and other companies.

      We also offer our users access to specialized shopping and travel products and services through our transaction-based websites that generate revenue through sales of the products and services of interest to the LGBT community. Through Kleptomaniac.com, we offer fashion, video and music products. Through OutandAbout.com, we provide access to premium content targeted to gay and lesbian travelers.

Industry Background

      The Internet is a global communications medium, enabling millions of people to obtain and share information, interact with each other and conduct business electronically. Worldwide, the number of Internet users has grown from approximately 390 million in 2000 to more than 700 million in 2003 and is expected to reach over one billion by 2007, according to March 2004 and December 2002 reports by International Data Corporation, or IDC. IDC also estimates that worldwide e-commerce spending grew from approximately $359 billion in 2000 to more than $1.6 trillion in 2003.

Online Content Spending

      The online paid content and services market has grown alongside the growth in Internet usage generally, as an increasing number of consumers have shown a willingness to pay for Internet content and services, such as personals and dating services, business and investment services, including business news and investment advice, and entertainment and lifestyle services, including digital music, recipes and other content intended for amusement, leisure and diversion. The Online Publishers Association estimates that consumer spending for online content was approximately $1.6 billion in 2003, and that the dating and personals category accounted for the largest share of this amount, with spending of approximately $450 million, or 29% of the total. The Online Publishers Association also reports that the dating and personals category is one of the largest growth areas on the Internet with spending in that category increasing by approximately 48.8% from 2002 to 2003.

Online Advertising

      Across the entire U.S. online advertising market, IDC forecasts an increase in spending from $5.7 billion, or 2.4%, of the $237 billion spent in the United States in 2002 on all forms of advertising, to $12.8 billion projected to be spent in 2007. We believe that online advertising will grow and diversify as it captures a larger share of total advertising dollars. The largest online advertising-based business models now regularly attempt to attract national advertisers with cross-media campaign opportunities, while smaller, niche advertising businesses are increasingly offering the option of advertising online as a means of focusing their marketing efforts on specific audiences who are often not efficiently reached through general advertising campaigns or other advertising media.

LGBT Demographics and Media Coverage

      According to a report prepared by Harris Interactive, Inc. and Witeck-Combs Communications, Inc., approximately 7%, or 15 million adults in the general U.S. population identify themselves as gay, lesbian, bisexual or transgendered. This report also estimates that gay and lesbian consumers in the United States have combined buying power of approximately $485 billion annually and per capita buying power higher than that of the African American, Asian American or Hispanic American communities. LGBT consumers are also loyal: the same report estimates that 72% of gay and lesbian consumers prefer products advertised to the gay and lesbian market and that 77% have reported to have switched to brands offered by companies with a positive stance towards gay and lesbian people.

      We believe that of all of the major media formats, the Internet has the greatest potential for reaching the LGBT community in large, targeted numbers, in part because of the desire for discretion which many members of the LGBT community feel and the lack of LGBT-focused media alternatives in many geographic areas. Approximately 80% percent of gay men and 76% of lesbians actively use the Internet, according to Forrester Research. According to the Harris Interactive/Witeck-Combs report, 25% of gay and lesbian people spend more than 21 hours online per week, excluding email, compared to 18% of heterosexual people. As a leading online LGBT-focused media company, we believe that we are uniquely positioned to take advantage of the opportunities presented by this market.

      The non-Internet based, or offline, LGBT media industry is fragmented and consists largely of independent print publications and a limited number of radio stations, television programs and cable outlets. We do not believe that any of these offline media formats offer the targeted global reach and network efficiencies that our services provide. Our base of 3.3 million active members is over ten times the total audited circulation of the top three LGBT-focused print publications in the United States. While gay-themed television shows such as “Will & Grace,” “Queer as Folk” and “Queer Eye for the Straight Guy” have attracted large audiences, we believe that their focus on a general audience makes them less attractive to advertisers who want to reach the LGBT market in the most cost-effective way.

Competitive Strengths

      We believe that the following competitive strengths have led to our growth:

Critical Mass of Active Members. We believe that our base of over 3.3 million active members constitutes the largest network of gay and lesbian people in the world. We have expanded our reach and market position by offering our services in six languages to members who identify themselves as residing in more than 100 countries through our flagship websites and through localized versions of our Gay.com website. This critical mass helps us grow and serves as a barrier to entry for our potential competitors, as new members looking for friendships, dating and long-term relationships are attracted to the large pool of current members on our websites. We also believe that the size and attractive demographic characteristics of our global membership base are appealing to advertisers who seek cost-effective ways to target the LGBT market.

Compelling Features. We offer compelling editorial and programming content to the LGBT community covering topics such as travel, news, entertainment, shopping, business and health. In addition, we believe that our rich and varied LGBT-focused content, the integration of our chat, profile and instant messaging features and the ability of our members to generate and share their own content and interact with one another keep our members returning to our websites. This increases our member-to-member and member-to-content connections and provides us with more opportunities to convert members into paying subscribers.

Diversified Revenue Streams. We derive our revenue from subscription fees paid for premium membership services on our flagship websites, online advertising and e-commerce. Although our premium membership services currently represent a majority of our revenue, we believe that having multiple revenue streams allows us to better withstand periodic fluctuations in individual markets. With prepaid trial, monthly, quarterly and annual subscription terms and with automatic rebilling, our premium membership services also provide working capital benefits and improve our ability to predict our near-term revenue.

Scalable Business Model. We believe that we have a business model in which additional revenue is generated at relatively low increases in cost. As with many subscription business models, we believe that the marginal cost to us of providing services to each new subscriber is low. However, unlike most traditional subscription models, where content must be created or purchased by the publisher and may involve additional distribution expenses, much of the content available through our websites is generated by members and made available by us at little incremental cost to us. By creating additional web pages or chat screens on which we can place advertisements, each additional user on our websites also generates additional advertising capacity at little incremental cost.

Strong Community Affinity. We believe that we have developed a loyal, active community of members. The viral marketing that occurs through our members is an important source of our growth, as increasing social interaction among members within our online community and word-of-mouth in the broader LGBT community help us obtain new members, retain members, drive return visits and convert members into paid subscribers. We also believe that the Gay.com domain name is a powerful brand that helps reinforce our position as the leading network of LGBT people in the world.

Growth Strategy

      Our goal is to enhance our position as an LGBT-focused media market leader by connecting, enriching and illuminating the lives of gay and lesbian people worldwide. We intend to achieve this through the following strategies:

Growing Traffic and Membership. We intend to leverage our critical mass of members to increase the number of our users, members and subscribers and increase revenue.

•	Increased Marketing. While our membership and subscriber bases have grown historically without significant product marketing investments, we plan to expand our recently rolled-out multi-channel marketing programs to help drive traffic, member and subscriber growth. We plan to market directly to consumers through online banner advertisements, keyword buys and affiliate programs as well as through traditional means, such as print advertising in gay and lesbian newspapers and magazines and targeted outdoor advertising in gay- and lesbian-identified neighborhoods. We expect these marketing efforts to highlight our large, critical mass of members, which we believe will appeal to potential members and subscribers looking for friendships, dating and long-term relationships. We also plan to increase our visibility through sponsorship of and participation at community events such as the annual LGBT Pride celebration events.

•	Compelling New Features. We plan to add new features and services such as message boards, member-generated groups, access to member-generated audio and video content and the ability to reply to both Gay.com and PlanetOut.com profiles from a single account. By enhancing the functionality of our offerings, for example by offering friends lists, we believe that we can enhance the value of our services, attract new subscribers and increase our revenue.

•	International Expansion. With international sales accounting for approximately 5% of our total revenue in 2003, we believe that international expansion presents a significant growth opportunity. We plan to expand the number of languages in which we offer our services, the number of localized versions of our Gay.com website and the marketing of our services in Europe, Asia, Australia and South America. In addition, we plan to roll out multi-currency payment options that we believe will contribute to growth in our international subscriber base.

Retaining Subscribers. As with other subscription services, we can increase revenue by retaining subscribers for longer periods of time. We believe we can achieve this by offering our subscribers an enhanced product offering, including live customer support, by reducing credit card failures through enhancements to our current transaction system, by providing new value-added services and by attracting subscribers to longer-term subscription plans. For example, in February 2004, we launched toll-free live telephone customer support for all U.S. and Canada subscribers to our Gay.com premium membership service who wished to cancel their subscriptions. In April 2004, we expanded our toll-free live customer support to include all U.S. and Canada subscribers to our Gay.com premium membership service, and not only those who wished to cancel. We also expanded this type of live support we offer to include live one-on-one chat with a customer service representative. As of the year ended December 31, 2003, our average length of subscription for our premium members was approximately 8.1 months, which grew to approximately 9.2 months as of the six months ended June 30, 2004.

Capitalizing on Growth of Internet Advertising and Increased Acceptance of the LGBT Market. We believe that our large active membership provides us with significantly greater reach than traditional LGBT-focused media and that we are well positioned to benefit from competition among advertisers wishing to target the LGBT community. In addition, by expanding our online content and adding new pages to our websites on which we are able to place additional advertisements and links to other areas of our websites, we believe that we can grow advertising inventory and direct traffic on our websites to areas that generate higher advertising revenue for us. We anticipate that this will also broaden our advertiser base. We plan to expand our online content by producing new content for our topic areas and by acquiring content from third parties. For example, we recently developed new style and family channels on our flagship websites, and we currently purchase a limited amount of original articles and other content, such as gay sports and HIV educational information, from freelance writers and other third parties. We believe we can drive traffic to these higher revenue areas by integrating relevant content promotions within our community areas and profile pages and by producing new sponsorable content sections, including an HIV-educational series for our health channel and a wedding registry for our family channel. We intend to launch a localized business directory and classifieds section to attract smaller local advertisers.

Leveraging Content and Online Reach into Other Media. We believe that the media needs of the LGBT market are underserved compared to those of other niche markets such as the African American, Asian American and Hispanic American markets. We are evaluating opportunities to expand into other media such as print, radio, cable and broadcast programming through either in-house initiatives, strategic partnerships or acquisitions of other businesses. We believe that by bundling new products and services with our existing offerings we may be able to grow our revenue and reduce subscriber churn. For example, by offering print magazine subscriptions to new premium membership subscribers, we can increase the subscriber base for our online membership business, improve online subscriber retention and grow both advertising and subscription revenue.

Premium Membership Services

      We have offered Gay.com members free, real-time chat service since 1996. We launched the PlanetOut.com personals service in 1997, and we believe that PlanetOut.com was the first website of significant size to offer free personals specifically tailored to the LGBT community. In 2001, we created our paid premium membership services, Gay.com Premium Services and PlanetOut PersonalsPlus. Since we introduced our premium membership services, our subscribers have grown rapidly to approximately 110,000 as of June 30, 2004, with a weighted average monthly subscription fee of approximately $12.50 per subscriber. Approximately 11% of our subscribers as of June 30, 2004 identified themselves as residing outside the United States.

      We do not charge fees for registering as a member or creating a profile on either Gay.com or PlanetOut.com, but non-subscribers have limited access to member profile photographs, may only perform basic profile searches and have limited access to chat services. By joining our paid premium membership services, a Gay.com Premium Services or PlanetOut PersonalsPlus subscriber may reply to an unlimited number of profiles, bookmark and block profiles, perform advanced profile searches and view all full-sized photographs posted by other members.

      We offer both Gay.com Premium Services and PlanetOut PersonalsPlus under tiered subscription plans. Subscriptions to Gay.com Premium Services begin at $9.95 for a seven-day trial, with $17.95 for a monthly subscription, $39.95 for a quarterly subscription and $79.95 for an annual subscription. Subscriptions to PlanetOut PersonalsPlus begin at $4.95 for a three-day trial, with $12.95 for a monthly subscription, $29.95 for a quarterly subscription and $69.95 for an annual subscription. We renew and re-bill all premium membership subscriptions on Gay.com and PlanetOut.com automatically, unless the subscription is affirmatively cancelled. Our average monthly churn rate for the year ended December 31, 2003 was approximately 12.4%, and our average monthly churn rate for the six months ended June 30, 2004 was approximately 10.9%.

      In addition to the general membership services offered by Gay.com and PlanetOut.com, the Gay.com Premium Services package is currently available in six languages, English, French, German, Italian, Portuguese and Spanish, and offers members additional enhanced features. These enhanced features include access to video chat, live customer and technical support and specialized premium content, as well as the ability to simultaneously enter several of our more than 1,500 chat rooms, many of which are international. These special premium features are not currently available on PlanetOut.com.

      We believe that our chat service is now the largest LGBT chat service in the world. During the three months ended June 30, 2004, on average, approximately 20,000 members were simultaneously logged on to our Gay.com chat and instant messaging services, up from approximately 16,000 during the same period ended June 30, 2003. In addition, at peak on April 11, 2004, we had over 30,000 members from around the world simultaneously logged on to our chat and instant messaging services. Average simultaneous chat usage on Gay.com during the twelve months ended June 30, 2004 grew by approximately 46% compared to the twelve months ended June 30, 2003. As with our active member data, we currently discount reported chat usage to account for management’s estimate of adbot activity.

      While both services are available to anyone, Gay.com’s member base is more heavily male and PlanetOut.com’s includes a higher percentage of females. As of June 30, 2004, 84% of active members and 94% of paid subscribers on Gay.com identified themselves as male and on PlanetOut.com, 42% of active members and 50% of paid subscribers identified themselves as female. In addition, as of June 30, 2004, approximately 1.9 million Gay.com members reported residing in the U.S. and approximately 1.1 million reported residing outside of the U.S. PlanetOut.com is offered in English only and its members reside primarily in the U.S.

      We market our Gay.com and PlanetOut.com premium subscription services in the United States and internationally through a broad spectrum of advertising tools, including keyword and other online advertising, affiliate relationships, print and outdoor advertising, events, word-of-mouth, direct and email marketing, contests and other promotional activities.

Advertising Services

      Advertisers are increasingly targeting demographic niche markets, such as the African American, Asian American and Hispanic American markets in the United States. At the same time, we believe that the LGBT community is becoming more visible and more accepted globally, both in the corporate world and in popular culture. This increased visibility and acceptance has resulted in more advertisers identifying gay and lesbian people as an underserved niche market with attractive demographics that they wish to target with their advertising budgets. We believe that traditional advertisers are allocating larger portions of their budgets to the Internet, a trend that we believe will accelerate as the effectiveness of online advertising becomes more widely accepted. We also believe that we are uniquely positioned to capture a portion of what we believe may be a significant increase in advertising dollars spent online targeting the LGBT market.

Our Value Proposition to Advertisers

      We believe that we provide advertisers with a number of effective and innovative ways to reach both the larger LGBT community and those segments within the LGBT community that may share a particular affinity for their products or services. Our value proposition to advertisers includes:

•	Focused Online Advertising. We believe that we deliver access to the largest network of gay and lesbian people in the world. Our online advertising programs allow advertisers the potential to reach our entire user base with run-of-site advertisements, or to target only those users who share certain common attributes such as age, gender or geographic location. By dividing our content offerings into topic sections within channels, we provide our advertisers with the ability to target their marketing efforts further, by sponsoring topic sections or running individual advertisements in channels specifically relevant to their particular products and services or brand strategy.

•	Brand Awareness Through Sponsorship. Sponsorships are advertising relationships in which an advertiser has the right to be associated with, or place advertisements on, a particular topic area on our websites or in connection with an event. We offer sponsorship opportunities to our advertisers in many forms, including exclusive or non-exclusive rights to place branded content on specific channels on our websites, sponsorship of email newsletters, sweepstakes and other contests and high profile promotions that are typically focused on particular offline events, such as LGBT Pride celebrations.

•	Targeted Mail Campaigns. Advertisers can also elect to sponsor a “member special” email consisting entirely of an advertisement for their product or service. Member special emails are sent periodically to our members who have requested to receive materials by email. As of June 2004, approximately 2.2 million of our members had elected to receive information from us by email. We also provide advertisers with the opportunity to advertise via direct mail to approximately 400,000 of our members who have elected to receive materials by mail.

•	Research and Analysis. We engage third parties to conduct independent research on user panels assembled from our membership base regarding the effectiveness of specific campaigns as well as other matters of interest to our advertisers. Campaign studies examine the effect the campaign had on brand awareness, brand attributes, message association, brand favorability, purchase intent and advertisement recall and can include an analysis of the research and recommendations for future advertising campaigns. In addition to benefiting the advertiser, this type of research helps educate us on how to more effectively position and manage campaigns for our advertisers.

      The following is a breakdown of our global advertising revenue for our top six categories for the year ended December 31, 2003:

Percentage of
Global
Advertising
Revenue in
2003

Category
Travel	24%
Healthcare & Pharmaceutical	15%
Telecommunications and Internet	13%
Finance	11%
Entertainment	7%
Automotive	5%

      During the years ended December 31, 2003 and December 31, 2002, our five largest advertisers accounted for approximately 19% and 20%, respectively, of our global advertising revenue. No advertiser accounted for more than 6% of our global revenue during either year.

      In the United States in 2003 and the first half of 2004, we saw growth in both the number of active campaigns and in the average size of campaigns. The number of active campaigns rose from approximately 107 in the first half of 2003 to approximately 118 in the first half of 2004. We have also seen an increase in the average amount that our advertisers spent overall per campaign in the United States, up from approximately $14,000 in the first half of 2003 to approximately $19,700 in the first half of 2004. We believe that growing competition among advertisers for exclusive arrangements on our websites, either by category or channel, has the potential to increase our revenue.

      We market our advertising services through our domestic and international sales force, who as of June 30, 2004 numbered eight employees, five of whom were located in the United States, two in the United Kingdom and one in Argentina. Our sales representatives are focused on specific advertising categories, and sell across our networks in the United States, Europe and Latin America.

Transaction Services

      Through our e-commerce and travel websites, Kleptomaniac.com and OutandAbout.com, we offer products and services of interest to the LGBT community. We currently advertise both Kleptomaniac.com and OutandAbout.com on our flagship websites and we provide links to these sites throughout our network.

      Through Kleptomaniac.com, we sell products of interest to the LGBT community, including clothing, such as t-shirts and designer jeans, fashion accessories, such as watches and other jewelry, and DVDs and videotapes, such as “Queer as Folk.” We hold inventory for a portion of the products that we sell, such as CDs, DVDs and videotapes, at our on-site fulfillment center in our San Francisco facility. For other products, such as fashion products and accessories, we have historically engaged third-party vendors to hold inventory and fulfill orders. We believe that these arrangements allow us to reduce buying and fulfillment costs and the risk of holding unwanted inventory.

      Through OutandAbout.com, we sell guides to particular destinations or events that we believe are popular among gay and lesbian people. We also sell back issues of Out&About, our gay and lesbian travel newsletter through the website. These guides and back issues are available for download in PDF format for a one-time transaction fee.

Product Development and Technology

      Our product development teams have introduced features that are intended to enhance and integrate our member services. For example, on Gay.com we have integrated our chat application with searchable member profiles, so member information, photographs and connection capabilities are seamlessly available. We offer enhanced profile search capabilities using library technologies to help members navigate profiles and find closer profile matches. We have developed a “Who’s Online” feature to enable members to see other members online and in chat rooms from a particular city or other geographic area and send them private messages. We have also built external and internal advertising space into chat rooms and personals areas, driving clicks and conversions to our services and to those of our advertisers. In the future, we plan to introduce social networking lists, member groups and clubs, a downloadable desktop version of our chat and messaging client, mobile messaging and multimedia enhancements to member profiles.

      Our capital expenditures are primarily focused on supporting the growth of our services. We strive to centralize our business in many classes of hardware and software with a single primary vendor when we believe that it is feasible to do so. By reducing the number of systems that we use, we believe that we are better able to manage our systems and achieve attractive pricing with vendors with whom we have established relationships.

      Our basic network infrastructure utilizes redundant, low-cost single processor servers supported by high-capacity, high-performance database and file servers from established vendors to handle our critical processes. We primarily utilize open source software and widely scalable, low cost servers to reduce cost while we expand technological capacity to handle increased load. We use the same platform for our Gay.com, PlanetOut.com and Kleptomaniac.com websites. We track and monitor the growth of traffic on our websites and strive to maintain a reserve for extraordinary loads. We attempt to streamline and consolidate our technology as we upgrade our equipment to increase capacity. We believe our infrastructure allows us to scale and grow our business at relatively low cost with little disruption to our members.

      We employ several methods to protect our computer networks from damage, power interruption, computer viruses and security breaches that would result in a disruption of service to our members. Our “hosted” computer network, located in San Jose and operated by a third-party vendor, provides the primary services that we offer to the public on our websites. The computer equipment in our hosted network is located in an industrial-grade server room with on-site security systems and redundant uninterruptible power supply units, as well as smoke detection and fire suppression systems. The equipment is also deployed in a redundant configuration, so any single computer failure will not interrupt the services available on our websites. Although our hosted network currently has a single connection to the Internet, in order to reduce the risk of interruption of our member services resulting from Internet connection failure, by the end of 2004, we expect to install a second network connection to provide redundancy. This network is protected from security breaches by firewall, including anti-virus protection, and, to provide further security, we plan to deploy an intrusion detection system.

International Operations

      We have offices in London and Buenos Aires which help support our various services, particularly the localized versions of our Gay.com site. These localized sites, all of which are hosted from the United States, include an Argentine site (ar.gay.com), an Australian site (au.gay.com), a Brazilian and Portuguese site (br.gay.com), a French site (fr.gay.com), a German site (de.gay.com), a Mexican site (mx.gay.com), a Spanish site (es.gay.com) and a British site (uk.gay.com). We also own an interest in Gay.it S.p.A, an Italian company, and promote our membership and premium membership subscription services to Italian users through the Gay.it website. For the fiscal years ended December 31, 2001, 2002 and 2003, we derived approximately $864,000, $1.1 million and $939,000 in revenue from our international operations, respectively. Revenues from our international operations represented approximately 5% of our total revenue in 2003.

      The Australian, Brazilian, French and German sites offer Gay.com membership and premium membership services. We do not currently offer other content outside of these services. These services are run by management located in the United States with support from staff in our Buenos Aires and London offices.

      The staff in the London office helps market our global services and provides content and sells advertising for the UK site, our largest international Gay.com site. In addition to offering Gay.com membership and premium membership services to users in the United Kingdom and Ireland, the uk.gay.com site is a content portal offering editorial coverage of topics designed to appeal to the interests of gay and lesbian online users in those regions. Our UK office has an editorial and advertising sales staff that supports this media business.

      The staff in the Buenos Aires office helps market our global services and provides content and sells advertising for Gay.com’s Spanish-language websites. Like the uk.gay.com site, these Spanish-language sites offer Gay.com membership and premium membership services, as well as content that appeals to the interest of gay and lesbian online users in those regions. We also have a portion of our customer service staff located in the Buenos Aires office.

      Until late 2003, we also maintained an office in Paris which helped market our global services and provided content and sold advertising for the French-language site. Since that time, we have continued to run the fr.gay.com site from our offices in the United States. Now the fr.gay.com site primarily offers membership and premium membership services to members.

Competition

      We operate in a highly competitive environment. In our subscription business, our direct competitors include other online service companies, such as Match.com and Yahoo! Personals, as well as a number of other smaller online companies focused specifically on the LGBT community. In our online advertising business, we compete with a broad variety of content providers, including major online service companies such as Yahoo!, MSN and AOL, as well as a number of smaller online companies focused specifically on the LGBT community. We also compete for users and subscribers with traditional media companies focused on the general population and the LGBT community, including local newspapers, national and regional magazines, satellite radio, cable networks and network, cable and satellite television shows. In our transaction business, we compete with online retailers, such as Amazon.com, as well as traditional retailers and those who specialize in products and services for the LGBT market.

      We believe that the primary competitive factors in creating a community on the Internet are functionality, brand recognition, member affinity and loyalty, ease of use, quality of service, reliability and critical mass. Some of our current and many of our potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than we do. Therefore, these competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or may try to attract traffic by offering services for free and devote substantially more resources to website and systems development than we can.

Intellectual Property

      We use a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. We have registered several trademarks in the United States, including “PlanetOut,” “PlanetOut and Design,” “Gay.com and Design,” “Kleptomaniac” and “OUT & ABOUT.” We have registered or applied for additional protection for several of these trademarks in some relevant international jurisdictions. Even if these applications are allowed, they may not provide us with a competitive advantage. To date, we have relied primarily on common law copyright protection to protect the content posted on our websites. Competitors may challenge the validity and scope of our trademarks and copyrights. From time to time, we may encounter disputes over rights and obligations concerning our use of intellectual property. We believe that the services we offer do not infringe the intellectual property rights of any third party. We cannot, however, assure you that we will prevail in any intellectual property dispute.

Employees

      As of June 30, 2004, we had 127 full-time employees worldwide, including seven full-time employees in the United Kingdom and 14 in Argentina. Of these, 41 were employed in subscription services, 16 in advertising services, 32 in technology and engineering, 20 in general and administrative services, 12 in editorial, three in transactional services and three in corporate marketing. We utilize part-time and temporary employees to handle overflow work and short-term projects. As of June 30, 2004, we had 19 part-time or temporary employees. None of our employees are unionized, and we believe that we have good relations with our employees.

Facilities

      Our executive offices are located in San Francisco, California, where we lease approximately 30,500 square feet under a non-renewable sublease that expires in January 2005. We have entered into a new seven year lease, through January 2012, for approximately 56,500 square feet of office space in San Francisco where we intend to relocate our executive headquarters in late 2004 or early 2005. We also lease office space in New York, primarily to support our advertising sales operations. The New York lease expires in December 2004. If we choose not to renew our New York lease, we believe we can relocate our New York facility without significant additional cost. We also lease additional office space in London, under a lease whose term expires in June 2005, and in Buenos Aires, under a lease we entered into in April 2004 and that expires in April 2007, primarily to support our international operations. We believe our current facilities are adequate for our current operations and, with the additional space we have leased in San Francisco, will be adequate for our future operations as well.

Legal Proceedings

      In November 2000, a former employee of ours filed a lawsuit against Online Partners.com, Inc., and a number of our current and former employees, including our current President, Mark Elderkin, and his partner, Jeff Bennett. The complaint alleges breach of contract, fraud and numerous other business torts. The plaintiff, Mr. Elderkin and Mr. Bennett were the sole holders of membership interests in Pridecom LLC, whose assets were assumed by Pridecom Inc. prior to its acquisition by Online Partners.com, Inc. in 1999. The plaintiff claims that the membership interest he negotiated in Pridecom LLC does not accurately represent the value of his contribution to Pridecom LLC or its successor entities. The plaintiff seeks an unspecified amount of fully vested stock, along with unspecified compensatory and exemplary damages. In July 2001, the San Francisco Superior Court ordered the parties to mediate the case and, if the mediation proved unsuccessful, to arbitrate the case. The matter was mediated in March 2004, but we were unable to reach agreement with the plaintiff. We intend to defend ourselves vigorously in this matter.

      In April 2002, we were notified that DIALINK, a French company, had filed a lawsuit in France against PlanetOut and our French subsidiary, alleging that we had improperly used the domain names Gay.net, Gay.com and fr.gay.com in France, as DIALINK alleges that it has exclusive rights to use the word “gay” as a domain name and trademark in France. DIALINK seeks an injunction against our use of the word “gay” as a domain name and monetary damages of €300,000. We intend to defend ourselves vigorously in this matter.

MANAGEMENT

      The following table sets forth information regarding our executive officers and directors as of July 15, 2004:

Name	Age	Position

Executive officers and directors
Lowell R. Selvin	45	Chairman of the Board and Chief Executive Officer
Mark D. Elderkin	40	President
Jeffrey T. Soukup	39	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Jeffrey J. Titterton	32	Senior Vice President, Member Sales and Marketing
Donna L. Gibbs	44	Senior Vice President, Corporate Marketing and Communications
Jerry Colonna	40	Director
H. William Jesse, Jr.	52	Director
Robert W. King	38	Director
Karen Magee	43	Director
Allen Morgan	51	Director
Key employees
Gabrielle P. Benefield	35	Vice President, Product Development
Elizabeth Paige Brooks	36	Vice President, Human Resources
David M. DeFelice	43	Vice President, Finance and Controller
Leyla D. Farah	32	Vice President, Programming and Production
Todd A. Huge	41	Vice President, Business and Legal Affairs
Portia M. Kersten	37	Vice President, Corporate and Business Development
Diego Mathé	29	Vice President, Local Services

      Lowell R. Selvin has served as the Chairman of our board since August 2003 and as our Chief Executive Officer since April 2001. From July 1999 until April 2001, he served as Chief Executive Officer of Online Partners.com, Inc. From November 1998 until joining Online Partners, Mr. Selvin was an independent consultant. From December 1995 until October 1998, Mr. Selvin was Chief Executive Officer and a member of the board of directors of Arbonne International, a direct sales company. Previously, he was a Practice Director and firm-wide leader for Arthur Andersen Business Consulting in Strategic Planning, a co-founder, Executive Vice President and Director for Degree Baby Products, a consumer products company that was acquired by Johnson & Johnson, and Director of Operations and Customer Service for a high technology business serving the Fortune 500 that was acquired by Telecredit/Equifax. Among other civic involvements, Mr. Selvin is a founding member and Chairman of the Gay and Lesbian Focus Forum of the Young Presidents’ Organization, serves on the advisory boards of the Gay & Lesbian Athletics Foundation, MOSAIC: The National Jewish Center for Sexual and Gender Diversity and the Hebrew Union College’s Institute for Judaism and Sexual Orientation and has served on the boards of directors of the Los Angeles Gay & Lesbian Center, West Hollywood’s Congregation Kol Ami and the Child Guidance Centers of Orange County California. Mr. Selvin holds an interdisciplinary B.S. combining studies in Physiological Psychology and Aeronautical and Astronautical Engineering from the University of Illinois.

      Mark D. Elderkin has served as our President since November 2003. From April 2001 until November 2003, Mr. Elderkin served as our Chief Revenue Officer. He served as President and Chief Operating Officer of Online Partners from January 1999 until April 2001. From July 1994 until January 1999, Mr. Elderkin served as President and Chief Executive Officer of PrideCom Productions LLC and PrideCom Productions, Inc., the operator of Gay.com, which he co-founded and which was acquired by

Online Partners. Mr. Elderkin has held product management positions with RadioMail Corporation, CellNet Data Systems and Network Equipment Technologies. Mr. Elderkin holds a B.S. in Systems Engineering from Boston University and a M.B.A. with a concentration in International Marketing from the Haas School of Business at the University of California, Berkeley.

      Jeffrey T. Soukup currently serves as our Executive Vice President and Chief Financial Officer. Mr. Soukup joined Online Partners in August 2000 as its Chief Financial Officer and Senior Vice President, Administration. From August 1999 until August 2000, Mr. Soukup served as Vice President in the consumer services and business development divisions of ChannelPoint, Inc., a business-to-business Internet-based finance company. From July 1998 until August 1999, Mr. Soukup was a Vice President of GE Equity, the private equity arm of the General Electric Corporation and, prior to that, was a co-founder of Stamos Associates, Inc., a healthcare consulting business which was acquired by Perot Systems Corporation. Previously, Mr. Soukup was legislative counsel to Senator Bill Bradley, a Senior Associate at Booz Allen & Hamilton Inc., a consulting firm, and an associate at the law firm of Kirkland & Ellis. Mr. Soukup sits on the board of directors of the Gay and Lesbian Alliance Against Defamation (GLAAD) and was a co-chair of the board of directors of the Gay and Lesbian Victory Fund. He holds a B.A. in International Relations and a M.A. in International Policy Studies from Stanford University and a M.B.A. with a concentration in Finance and a J.D. from the University of Chicago.

      Jeffrey J. Titterton currently serves as our Senior Vice President, Member Sales and Marketing. From October 2000 until April 2001, Mr. Titterton served as marketing director for Kleptomaniac.com, which was acquired by Online Partners. From April 1999 until May 2000, Mr. Titterton served as an editorial supervisor for the Silicon Valley office of AlexanderOgilvy Inc., a public relations firm, and before that as an editor and managing editor of Future Network USA (formerly Imagine Media), a consumer magazine publisher. Mr. Titterton sits on the board of directors of the Family Pride Coalition. He holds a B.A. in English Literature with a concentration in Economics from Cornell University.

      Donna L. Gibbs joined PlanetOut as Senior Vice President, Corporate Marketing and Communications in July 2004. From January 2002 until June 2004, she was an independent marketing communications and brand strategy consultant. From August 1998 until August 2001, Ms. Gibbs served as Executive Vice President, Western Region, for Weber Shandwick Worldwide, a high technology marketing communications firm. From January 1997 until August 1988, Ms. Gibbs was a founding partner in Insync Communications, a high technology consulting company, until its acquisition by Waggener-Edstrom, a public relations firm. From November 1994 until January 1997, Ms. Gibbs served as Vice President, Corporate Communications for Nike, Inc., a sports and fitness company. Prior to that, she served as Director, Public Relations for Mattel Toys from June 1990 until November 1994. Ms. Gibbs holds a B.A. in Communications Arts and Sciences from Michigan State University.

      Jerry Colonna has served on our board since April 2001. From January 2002 until December 2002, Mr. Colonna was a partner with J.P. Morgan Partners, LLC, the private equity arm of J.P. Morgan Chase & Co. Since August 1996 Mr. Colonna has been a partner with Flatiron Partners, an investment company which he co-founded. Mr. Colonna sits on the boards of directors of a number of private companies as well as a number of non-profit organizations including PENCIL —Public Education Needs Civic Involvement in Learning, NYPower NY and NYC2012. Mr. Colonna holds a B.A. in English Literature from Queens College at the State University of New York.

      H. William Jesse, Jr. has served on our board since April 2001. Mr. Jesse is Chairman and Chief Executive Officer of Jesse Capital Management, Inc., an investment firm he founded in 1998 and is also Chairman and Chief Executive Officer of Modern Yachts, Inc., a design firm he founded in 2000. In 1986, Mr. Jesse founded Jesse.Hansen&Co, a strategic and financial advisory firm. He served as its Chairman from 1986 until 2004 and as President from 1986 until 1998. Mr. Jesse served as Chairman and Chief Executive Officer of Vineyard Properties Corporation, a developer of wine grape vineyards, from 1988 until 2002. Mr. Jesse sits on the board of directors of Peets Coffee and Tea, Inc., and a number of private companies. Mr. Jesse holds a B.S. in Economic Statistics and Finance and a M.S. in Operations Research from Lehigh University and a M.B.A. from the Harvard Business School.

      Robert W. King has served on our board from April 2001 to August 2003 and from February 2004 to the present. Mr. King has been president of King Pacific Capital Corporation, a private venture capital firm that specializes in early stage equity and debt investments, since 1995. In addition, since 1996 he has also been a principle of Westbridge Capital Group, a full service commercial mortgage brokerage firm. Mr. King sits on the board of directors of Prescient NeuroPharma Inc. and several private companies. He holds a B.A. from the University of British Columbia and an M.B.A. from Dalhousie University.

      Karen Magee has served on our board since September 2003. Ms. Magee has been Senior Vice President of Strategic Planning for Time Warner since April 2004. She served as Vice President of Strategic Planning for Time Inc. from February 2001 until April 2004. From February 1996 until February 2001, she was with TIME magazine where she served as General Manager for four years and more recently as Vice President of Consumer Marketing. Ms. Magee sits on the Princeton University Board of Trustees and serves as Co-Chair of the GLAAD board of directors. Ms. Magee holds a B.S.E. from Princeton University and a M.B.A. from the Wharton School of the University of Pennsylvania.

      Allen Morgan has served on our board since April 2001. Since January 1999, Mr. Morgan has been a Managing Director of Mayfield, a venture capital fund. From April 1997 until December 1998, Mr. Morgan was a partner in the corporate department of the law firm of Latham & Watkins LLP. From November 1982 until April 1997, Mr. Morgan was an associate and a partner in the corporate department of the law firm of Wilson, Sonsini, Goodrich & Rosati P.C. Mr. Morgan sits on the board of directors of The Varsity Group, Value Vision Media, Inc. and a number of private companies. Mr. Morgan received an A.B. degree from Dartmouth College, a B.A. and an M.A. from Oxford University and a J.D. from the University of Virginia.

      Gabrielle P. Benefield joined us in May 2002 and currently serves as our Vice President, Product Development. From November 2000 until November 2001, she was a Senior Project Manager/ Engagement Manager with CollabNet, a developer of Internet-based collaborative development solutions and consulting services. From March 2000 until September 2000, Ms. Benefield was a Senior Producer with IBM Global Services, the world’s largest IT services and consulting group. From January 1999 until February 2000, Ms. Benefield was an Executive Producer at Next Media, a print and online publisher. Ms. Benefield received her Masters of Design in digital media from the University of Western Sydney, Australia, a Software Engineering Management Certificate from the University of California, Santa Cruz and holds a certification from the Project Management Institute.

      Elizabeth Paige Brooks joined us in September 2001 and currently serves as our Vice President, Human Resources. From May 2000 until August 2001, she was a Director of Human Resources for Sony Music’s New Technology group, and was a member of the executive team for several incubated portfolio companies, including acting as Human Resources Director for a company focused on broadband music distribution technology. From October 1999 until May 2000, Ms. Brooks was a Human Resources Manager with Work Exchange, a freelance employment agency. Prior to that, Ms. Brooks was a Major Account Service Manager with Spherion, a temporary staffing agency, where she managed over 700 temporary employees. She received a B.A. in Psychology from the University of Texas at Austin.

      David M. DeFelice has served as our Vice President, Finance and Controller since April 2001. He joined Online Partners in April 1999. From April 1993 until April 1999, he was a controller with Westin Hotels & Resorts (acquired by Starwood Hotels & Resorts). Prior to that, he held positions as Operations Analyst, Accountant and Assistant Controller with Westin. Mr. DeFelice received a B.S. from Florida International University and an M.B.A. from San Francisco State University.

      Leyla D. Farah joined us in September 2000 and currently serves as our Vice President of Programming and Production. From 1997 until August 2000, Ms. Farah was a member of Gap Inc.’s Planning Solutions team, where she was responsible for developing merchandise planning systems. She currently sits on the Steering Committee for the San Francisco Chapter of the Human Rights Campaign and as an advisory board member for AIDS Project of the East Bay. Ms. Farah received a B.A. in Psychology from the University of Oregon’s Clark Honors College and a J.D. from Boalt Hall School of Law at the University of California, Berkeley.

      Todd A. Huge joined us in January 2001 and currently serves as Vice President, Business and Legal Affairs. From February 1999 until May 2000, he was an associate in the employment and labor practice of the law firm of Paul, Hastings, Janofsky & Walker LLP. From September 1995 until December 1998, he was an associate with the law firm of Fenwick & West LLP. Mr. Huge received a B.S. in Mechanical Engineering from Stanford University and a J.D. from Boalt Hall School of Law at the University of California, Berkeley.

      Portia M. Kersten joined us in September 2002 and currently serves as our Vice President, Corporate and Business Development. From June 2002 until September 2002, Ms. Kersten was a senior financial analyst at Precision Components Group. From October 1999 until January 2002, she was with GE Equity, most recently as an Assistant Vice President where she made investments in early and mid-stage technology, media and Internet companies. After graduating from Columbia Business School in 1999, from March until October 1999, she was an associate at Enron Corporation where she evaluated potential energy related investments. Prior to business school, from January 1992 to April 1997, Ms. Kersten held several technical positions at Bechtel Corporation. Ms. Kersten received a B.A. and an M.S. from The Ohio State University and an M.B.A. from Columbia University.

      Diego Mathé currently serves as our Vice President, Local Services. He joined Online Partners in April 2000 as Vice President, Spanish and Portuguese Operations. From 1998 until April 2000, Mr. Mathé was Chief Production Officer of Scopios.com SA, an online travel agency which he founded. Mr. Mathé received a B.A. in Mass Communication from the University of Buenos Aires.

Board of Directors

      Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and six directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Robert W. King and Allen Morgan, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors will be H. William Jesse, Jr. and Karen Magee, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors will be Lowell R. Selvin and Jerry Colonna, and their terms will expire at the annual meeting of stockholders to be held in 2007.

      Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

      This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

Committees of the Board of Directors

      Our board of directors has established three standing committees: the audit committee, the compensation committee and the corporate governance and nominating committee.

Audit Committee

      Our audit committee is composed of Mr. Jesse, Ms. Magee and Mr. King, each of whom is a non-employee member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Nasdaq Stock

Market, Inc. and SEC rules and regulations. Mr. Jesse is our audit committee financial expert, as that term is defined under the SEC rules.

      Our audit committee is responsible for overseeing the preparation of reports, statements or charters as may be required by the Nasdaq Stock Market, Inc. or federal securities laws, as well as, among other things:

•	overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditors’ engagement, qualifications, independence and performance and (d) our internal accounting and financial controls;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	providing the board with the results of its monitoring and recommendations; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Compensation Committee

      Our compensation committee is composed of Mr. Morgan and Mr. Colonna, each of whom is a non-employee member of our board of directors. Each member of our compensation committee is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986 and is a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934. The compensation committee is responsible for, among other things:

•	reviewing and approving for our chief executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation and (d) any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our board regarding the compensation policy for such other officers as directed by the board;

•	preparing a report to be included in our annual proxy statement; and

•	acting as administrator of our current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other benefit plans proposed for adoption.

Corporate Governance and Nominating Committee

      Our corporate governance and nominating committee is composed of Mr. Morgan, Ms. Magee and Mr. Jesse, each of whom is a non-employee member of our board of directors. The corporate governance and nominating committee is responsible for, among other things:

•	reviewing board structure, composition and practices, and making recommendations on these matters to the board;

•	reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board;

•	overseeing compliance with our code of conduct and ethics; and

•	overseeing compliance with corporate governance requirements.

Director Compensation

      Currently, we do not pay any cash compensation to the members of our board of directors, except for reimbursing our non-employee directors for reasonable travel expenses incurred in connection with attendance at board and committee meetings. In addition, in April 2004, we granted our directors, except for Ms. Magee, options to purchase an aggregate of 10,908 shares of our common stock at an exercise price of $9.02 per share.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Limitation of Liability and Indemnification

      Our restated certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

      This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, directors, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

      We have entered into indemnification agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our restated certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for various expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of PlanetOut, arising out of their services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

      At present we are not aware of any pending material litigation or proceeding involving any of our directors, officers, employees or agents of our company in such person’s capacity with us where indemnification will be required. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Executive Compensation

Summary Compensation Table

      The following table provides the total compensation paid to our chief executive officer and our next three most highly-compensated executive officers for the year ended December 31, 2003. These executives are referred to as our named executive officers elsewhere in this prospectus. We did not have any other executive officers in 2003.

					Long Term
					Compensation
	Annual Compensation				Awards(2)

				Other Annual	Restricted	All Other
Name and Principal Position	Salary	Bonus		Compensation(1)	Stock ($)(3)	Compensation

Lowell R. Selvin	$254,227	—		$42,971	$39,967	$136,427	(4)
Chairman and Chief Executive Officer
Mark D. Elderkin	$191,144	$60,608	(5)	—	—	$3,599	(6)
President
Jeffrey T. Soukup	$216,008	—		$26,219	$29,975	$76,763	(7)
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Jeffrey J. Titterton	$170,608	$5,000	(5)	$14,585	$18,556	$42,051	(8)
Senior Vice President, Member Sales and Marketing
Donna L. Gibbs(9)	—	—		—	—	—
Senior Vice President, Corporate Marketing and Communications

(1)	Consists of tax gross-up payments made in connection with the forgiveness of the exercise price of certain options to purchase common and series D preferred stock and the restricted stock award of series B preferred stock. Tax payments for Messrs. Selvin and Soukup were made in January 2004.

(2)	None of the named executive officers received option grants during the fiscal year ended December 31, 2003.

(3)	The shares subject to these awards are subject to a right of repurchase in favor of PlanetOut that lapses in 24 equal monthly installments beginning in February 2003. As of December 31, 2003, 75,696, 56,782 and 32,634 shares held by Mr. Selvin, Mr. Soukup and Mr. Titterton, respectively, were subject to this repurchase right.

(4)	Includes $131,918 paid as a non-cash bonus in 2003 in connection with the exercise of stock options whose aggregate exercise price we agreed to forgive in August 2003 in consideration of Mr. Selvin’s prior services to PlanetOut.

(5)	Consists of sales commissions.

(6)	Consists of matching contributions for 2003 under our 401(k) Plan.

(7)	Includes $74,901 paid as a non-cash bonus in 2003 in connection with the exercise of stock options whose aggregate exercise price we agreed to forgive in August 2003 in consideration of Mr. Soukup’s prior services to PlanetOut.

(8)	Includes $39,785 paid as a non-cash bonus in 2003 in connection with the exercise of stock options whose aggregate exercise price we agreed to forgive in August 2003 in consideration of Mr. Titterton’s prior services to PlanetOut.

(9)	Ms. Gibbs joined PlanetOut in July 2004.

Option Grants in Fiscal Year 2003

      None of our named executive officers received option grants during the year ended December 31, 2003. However, in April 2004, our named executive officers were granted options to purchase an aggregate of 345,241 shares of our common stock at an exercise price of $9.02 per share.

Aggregated Option Exercises in 2003 and Option Values at December 31, 2003

      The following table presents for our named executive officers the number of shares and value recognized upon the exercise of stock options during the year ended December 31, 2003 and the number and value of securities underlying unexercised options that were held by the officers as of December 31, 2003. Each of the options listed in the table is immediately exercisable. The numbers in the column entitled “Value of Unexercised In-The-Money Options” are based on an assumed initial public offering price of $13.00, less the exercise price payable for these shares.

Option Values at December 31, 2003

			No. of Securities
			Underlying Unexercised		Value of Unexercised
			Options (#)		In-the-Money Options ($)
	Shares Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Lowell R. Selvin(1)	32,412	$—	612,690	—	$7,610,873	—
Mark D. Elderkin	—	—	70,581	—	710,793	—
Jeffrey T. Soukup(1)	18,402	—	194,551	—	2,397,336	—
Jeffrey J. Titterton(1)	29,507	7,301	83,279	—	1,009,866	—
Donna L. Gibbs(2)	—	—	—	—	—	—

(1)	Amounts shown under the “Value Realized” column do not include non-cash bonuses paid in 2003 to Messrs. Selvin, Soukup and Titterton in connection with the exercise of stock options whose aggregate exercise price we agreed to forgive in exchange for past services. See “Executive Compensation — Summary Compensation Table.”

(2)	Ms. Gibbs joined PlanetOut in July 2004.

      All of the outstanding options held by the named executive officers are immediately exercisable. Of the options outstanding at December 31, 2003, 241,614, 1,108, 66,842 and 68,251 shares, held by Messrs. Selvin, Elderkin, Soukup and Titterton, respectively, would have been subject to a right of repurchase in favor of PlanetOut in the event the options were exercised.

Employment and Change of Control Agreements

      Mr. Selvin’s employment agreement was amended and restated in April 2004, and provides that he will receive a base salary of $298,000 per year, effective October 1, 2004, plus a one-time bonus of at least $50,000 for work performed in 2004. Subject to approval by the board of directors, Mr. Selvin will be eligible for an annual incentive bonus with a target amount equal to 50% of his base salary and for stock options on terms to be determined by the board. If Mr. Selvin’s employment is terminated for any reason other than cause or permanent disability, subject to signing a release of any claims he may have against us, he will be entitled to continued payment of his then current base salary for twelve months, twelve months of accelerated vesting of his then unvested stock options, and continuation of his health insurance coverage for up to twelve months. If Mr. Selvin is terminated for any reason other than cause or disability within 16 months after a change of control of PlanetOut, subject to signing a release, he will be entitled to continued payment of his then current base salary for 24 months, the greater of accelerated vesting of 50% of his then unvested stock options or twelve months of accelerated vesting of those options and continuation of his health insurance coverage for up to 24 months. We have also agreed to reimburse Mr. Selvin for life and disability insurance premiums, subject to approval of our compensation committee. Mr. Selvin’s employment agreement has no stated term.

      Mr. Elderkin’s employment agreement was amended and restated in April 2004, and provides that he will receive a base salary of $203,000 per year. Subject to approval by the board of directors, Mr. Elderkin will be eligible for an annual incentive bonus with a target amount equal to 40% of his base salary and for stock options on terms to be determined by the board. If Mr. Elderkin’s employment is terminated for any reason other than cause or permanent disability, subject to signing a release of any claims he may have against us, he will be entitled to continued payment of his then current base salary for twelve months, nine months of accelerated vesting of his then unvested stock options and continuation of his health insurance coverage for up to twelve months. If Mr. Elderkin is terminated for any reason other than cause or disability within 16 months after a change of control of PlanetOut, subject to signing a release, he will be entitled to continued payment of his then current base salary for 18 months, the greater of accelerated vesting of 50% of his then unvested options or nine months of accelerated vesting of those options and continuation of his health insurance coverage for up to 18 months. We have also agreed to reimburse Mr. Elderkin for disability insurance premiums of up to $150 per month and life insurance premiums of up to $100 per month. Mr. Elderkin’s employment agreement has no stated term.

      Mr. Soukup’s employment agreement was amended and restated in April 2004, and provides that he will receive a base salary of $225,000 per year, plus a one-time bonus of at least $25,000 for work performed in 2004. Subject to approval by the board of directors, Mr. Soukup will be eligible for an annual incentive bonus with a target amount equal to 30% of his base salary and for stock options on terms to be determined by the board. If Mr. Soukup’s employment is terminated for any reason other than cause or permanent disability, subject to signing a release of any claims he may have against us, he will be entitled to continued payment of his then current base salary for twelve months, nine months of accelerated vesting of his then unvested stock options and continuation of his health insurance coverage for up to twelve months. If Mr. Soukup is terminated within 16 months after a change of control of PlanetOut for any reason other than cause or permanent disability, subject to signing a release, he will be entitled to receive continued payment of his then current base salary for a period of 18 months, the greater of accelerated vesting of 50% of his then unvested options or nine months of accelerated vesting of those options and continuation of his health insurance coverage for up to 18 months. We have also agreed to reimburse Mr. Soukup for disability insurance premiums of up to $150 per month and life insurance premiums of up to $100 per month. Mr. Soukup’s employment agreement has no stated term.

      Mr. Titterton’s employment agreement was amended and restated in April 2004, and provides that he will receive a base salary of $180,000 per year. Subject to approval by the board of directors, Mr. Titterton will be eligible for an annual incentive bonus and for stock options on terms to be determined by the board. If Mr. Titterton’s employment is terminated for any reason other than for cause or permanent disability, subject to signing a release of any claims he may have against us, he will be entitled to continued payment of his then current base salary for nine months, six months of accelerated vesting of his then unvested stock options and continuation of his health insurance coverage for nine months. If Mr. Titterton is terminated within 16 months after a change of control of PlanetOut other than for cause or permanent disability, subject to signing a release, he will be entitled to continued payment of his then current base salary for twelve months, the greater of accelerated vesting of 50% of his then unvested options or six months of accelerated vesting of those options and continuation of his health insurance coverage for twelve months. We have also agreed to reimburse Mr. Titterton for disability insurance premiums of up to $150 per month and life insurance premiums of up to $100 per month. Mr. Titterton’s employment agreement has no stated term.

      The June 2004 offer letter governing Ms. Gibbs’ employment provides for a base salary of $150,000 per year, as well as a grant of options exercisable for up to 10,000 shares of our common stock to vest over a period of four years. Ms. Gibbs will also be eligible for an annual incentive bonus with a target amount of $25,000. If Ms. Gibbs is terminated for any reason between April and June 2005, she will be entitled to a pro-rated portion of the full bonus. We have also agreed to reimburse Ms. Gibbs for moving expenses.

Benefit Plans

2004 Equity Incentive Plan

      In April 2004, our board of directors adopted, and our stockholders subsequently approved, our 2004 equity incentive plan. Our 2004 equity incentive plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and for the grant of nonstatutory stock options, stock bonus awards, restricted stock awards, restricted stock units, stock appreciation rights, phantom stock rights and other stock-based awards to our employees, directors and consultants.

      We have reserved a total of 545,454 shares of our common stock for issuance under our 2004 equity incentive plan. This share reserve is subject to annual increases on the first day of each of our fiscal years 2005 through 2014 in an amount equal to the lesser of 4% of the outstanding shares of common stock on the first day of the applicable fiscal year or 545,454 shares. Our board may, however, reduce the size of this increase in its discretion. Shares issued pursuant to our 2004 equity incentive plan may be newly authorized shares or treasury shares. All share numbers reflected in this plan summary, as well as the exercise price applicable to outstanding awards, will be automatically proportionately adjusted in the event we undertake certain changes in our capital structure, such as stock splits, stock dividends or other similar transactions.

      Our board of directors or, with respect to different groups of participants, different committees appointed by our board of directors, will administer our 2004 equity incentive plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. In addition, in administering our 2004 equity incentive plan, we intend to comply with other applicable legal and regulatory requirements as may apply from time to time, including any Nasdaq listing requirements. The plan administrator has the power to determine the terms of all awards granted, including their sizes, their exercise or purchase prices, their exercise and vesting schedules, any provisions calling for acceleration of those schedules upon specified events, any forfeiture restrictions and the permitted forms of consideration payable upon exercise or purchase of any award. We currently anticipate that most options granted under the plan awards will vest over four years, although the vesting schedule for any award is subject to the administrator’s discretion.

      The plan administrator has broad discretion to establish and change the terms of awards granted under our 2004 equity incentive plan, including the discretion to determine the exercise price applicable to options, which may be less than the fair market value of our common stock on the date of grant. Notwithstanding that discretion, the exercise price of any incentive stock options must not be less than the fair market value of our common stock on the date of grant. Our 2004 equity incentive plan also requires that non-statutory stock options must be exercisable for not less than 85% of the fair market value of our common stock on the date of grant, unless those options are granted in a manner satisfying Section 424(a) of the Code. The term of incentive stock options may not exceed 10 years from the date of grant. No employee may be granted options to purchase more than 272,727 shares in any fiscal year. In addition, the Code imposes certain limitations on the value of shares that may be issued subject to incentive stock options. Following termination of an optionholder’s service relationship with PlanetOut, the optionholder may exercise vested options for a period of time specified in the option agreement relating to those options. Generally, if an optionholder’s termination is due to death or disability, the option will remain exercisable for 18 and 12 months following termination, respectively. In most other cases, the option will generally remain exercisable for three months following termination, although the administrator may grant options with a longer or shorter post-termination exercise period or extend this period with respect to an outstanding option. In no case may an option be exercised later than the expiration of its term.

      In addition to stock options, our 2004 equity incentive plan permits us to issue stock bonus awards, restricted stock awards, restricted stock units, stock appreciation rights, phantom stock rights and other similar stock-based awards. The administrator has broad discretion to establish the terms and conditions of these awards and may issue these awards without requiring the participant to pay fair market value for the shares issued. These awards may be subject to vesting requirements and may be subject to repurchase by PlanetOut or other forfeiture conditions.

      Our 2004 equity incentive plan provides that, in the event of certain kinds of corporate transactions, including the sale or other disposition of substantially all of our assets, a sale or other disposition of a majority of our outstanding securities or specified types of merger or consolidation of PlanetOut with or into another company, then the successor entity may either assume or substitute similar awards for awards outstanding under our 2004 equity incentive plan. If the successor refuses to assume, or provide substitutes for, awards outstanding under our 2004 equity incentive plan, then the vesting of all awards held by award recipients whose service has not terminated as of the effective time of the corporate transaction will accelerate in full, and those awards will terminate if not exercised by a specific date prior to the completion of the corporate transaction. The acceleration of awards in the event of an acquisition or similar corporate transaction may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of PlanetOut.

      Our 2004 equity incentive plan will automatically terminate on the tenth anniversary of its adoption by our board, unless our board of directors terminates it prior to that date. Our board of directors has broad discretion to amend our 2004 equity incentive plan, although such amendments may generally not adversely affect the rights of participants holding outstanding awards. We will seek stockholder approval of amendments to our 2004 equity incentive plan to the extent required by applicable law or Nasdaq listing requirements.

2001 Equity Incentive Plan

      Our 2001 equity incentive plan was adopted by our board of directors and approved by our stockholders in January 2002 and was last amended in April 2004. Our 2001 equity incentive plan provided for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants.

      We intend to terminate our 2001 equity incentive plan effective upon completion of this offering, though this termination will have no effect on the outstanding awards made under the plan. No new awards will be granted under our 2001 equity incentive plan following the completion of this offering. As of June 30, 2004, a total of 2,091,875 options were outstanding under our 2001 equity incentive plan with a weighted-average exercise price of $3.83 per share.

      Our 2001 equity incentive plan provides that, in the event of certain kinds of corporate transactions, including a sale or other disposition of substantially all of our assets or specified types of merger or consolidation of PlanetOut with or into another company, the successor entity may either assume, or substitute similar awards for, awards outstanding under our 2001 equity incentive plan. If the successor refuses to assume or provide substitutes for awards outstanding under our 2001 equity incentive plan, then the vesting of all awards held by award recipients whose service has not terminated as of the effective time of the corporate transaction will accelerate in full, and those awards will terminate if not exercised at or prior to the completion of the corporate transaction. The acceleration of awards in the event of an acquisition or similar corporate transaction may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of PlanetOut.

2004 Executive Officers and Directors Equity Incentive Plan

      In April 2004, we adopted our 2004 executive officers and directors equity incentive plan, which provides for the grant of incentive stock options to our executive officers and nonstatutory stock options, stock bonuses and rights to acquire restricted stock to our executive officers and directors. Our 2004 executive officers and directors equity incentive plan includes a reserve of 358,876 shares of our common stock but is otherwise identical in all material respects to our 2001 equity incentive plan as currently in effect. On April 26, 2004, our board granted options under the plan exercisable for an aggregate of 358,876 shares of our common stock, at an exercise price of $9.02 per share. We intend to terminate our 2004 executive officer and directors plan effective upon completion of this offering, though this termination will have no effect on the outstanding awards made under the plan. No new awards will be granted under our 2004 executive officers and directors equity incentive plan following the completion of this offering.

      As with our 2001 equity incentive plan, our 2004 executive officers and directors equity incentive plan provides that, in the event of some corporate transactions, including a sale or other disposition of substantially all of our assets or specified types of merger or consolidation of PlanetOut with or into another company, the successor entity may either assume, or substitute similar awards for, awards outstanding under our 2004 executive officers and directors equity incentive plan. If the successor refuses to assume, or provide substitutes for, awards outstanding under our 2004 executive officers and directors equity incentive plan, then the vesting of all awards held by award recipients whose service has not terminated as of the effective time of the corporate transaction will accelerate in full, and the awards will terminate if not exercised at or prior to the completion of the corporate transaction. The acceleration of awards in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of PlanetOut.

Heritage Plans

      In April 2001, in connection with our acquisition of all of the outstanding capital stock of PlanetOut Corporation and Online Partners.com, Inc. we assumed the PlanetOut 1996 equity incentive plan, the PlanetOut 1996 stock option plan and the Online Partners 1997 stock plan. We have not granted any options from any of these heritage plans since assuming them in April 2001, and we intend to terminate our heritage plans effective upon completion of this offering, though this termination will have no effect on the outstanding awards made under the plans. No new awards will be granted under our heritage plans following the completion of this offering. As of June 30, 2004, a total of 169,869 options were outstanding under all three of these plans, with a weighted-average exercise price of $6.45 per share.

      Both the PlanetOut 1996 equity incentive plan and the Online Partners 1997 stock plan provide for accelerated vesting of awards in the event of certain kinds of corporate transactions, including a sale or other disposition of substantially all of our assets, specified types of merger or consolidation of PlanetOut with or into another company or, with respect to the PlanetOut 1996 equity incentive plan, the acquisition of a majority of our combined voting power by any person, entity or group, unless the acquiror in one of these transactions agrees to assume, or substitute similar awards for, awards outstanding under those plans. Unexercised options granted under the PlanetOut 1996 stock option plan will expire in the event of a change of control unless they are assumed by the acquiror. The acceleration of awards granted under our heritage plans in the event of an acquisition or similar corporate transaction may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of PlanetOut.

Performance and Equity Participation Plan

      In January 2002, our board of directors approved our Performance and Equity Participation Plan, or PEP Plan. The PEP Plan will automatically terminate upon completion of this offering. The PEP Plan was designed to enable our employees to participate in the acquisition or sale of PlanetOut after full payment of the respective liquidation preferences of our series E preferred stock, series D preferred stock and any other securities on par or senior to our series D preferred stock. If the PEP Plan were in effect at the time of a change of control, those then-current employees with grants from the PEP Plan would have shared in a bonus pool funded from a portion of the acquisition proceeds.

401(k) Plan

      We maintain a 401(k) plan which provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis with discretionary matching contributions by us. Eligible employees who participate in the 401(k) plan are able to defer a percentage of their eligible compensation on a pre-tax basis subject to applicable Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. We are permitted to make matching contributions, however, there is a three-year vesting associated with these contributions for new employees. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and we deduct all contributions when made.

CERTAIN TRANSACTIONS

      Described below are certain transactions between us and our executive officers, directors and the beneficial owners of 5% or more of our voting securities and certain persons affiliated with or related to these persons, including family members. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

      All outstanding shares of our preferred stock, as well as all shares of preferred stock underlying outstanding options and warrants, will automatically convert into shares of our common stock upon completion of the offering, and, as a result, no shares of preferred stock will be outstanding. Each share of our series B preferred stock will automatically convert into 2.5 shares of common stock, for a total of 1,205,879 shares of common stock. The conversion ratio of the series B preferred stock is based on our valuation in this offering, determined according to the provisions of our current certificate of incorporation. Each share of our series C-1, C-2, C-3, C-4, C-5, D and E preferred stock will automatically convert into one share of common stock, for a total of 8,790,425 shares.

      From our inception in December 2000 through December 31, 2003, we have issued shares of our preferred stock, common stock and warrants to purchase our preferred stock in private placement transactions as follows:

•	In April 2001, we acquired all of the outstanding shares of capital stock of Online Partners and PlanetOut Corporation in a merger transaction. In this transaction, each share of Online Partners’ common stock and series A, C, D and E preferred stock was converted into approximately 2.437 shares of our common stock and of our series A-1, A-2, A-2 and B-3 preferred stock, respectively, resulting in the issuance of a total of 145,751 shares of our common stock, 376,462 shares of our series A-1 preferred stock, 539,342 shares of our series A-2 preferred stock and 641,332 shares of our series B-3 preferred stock. Additionally, each share of PlanetOut Corporation’s common stock and Series A, B and C preferred stock was converted into one share of our common stock and of our series B-1, B-2 and B-2 preferred stock, respectively, resulting in the issuance of a total of 699,648 shares of our common stock, 82,415 shares of our series B-1 preferred stock and 696,152 shares of our series B-2 preferred stock. Warrants exercisable for the capital stock of Online Partners and PlanetOut Corporation converted on the same basis as the underlying securities for which they were exercisable.

•	Between April and August 2001, we sold a total of 3,061,816 shares of our series D convertible preferred stock at a purchase price of $4.07 per share.(1) All of our accredited preferred stockholders were permitted to participate pro rata in our series D financing, and each share of our series A-1, A-2, B-1, B-2 or B-3 preferred stock held by any stockholder that participated at a pro rata or higher level in our series D financing was converted into approximately 2.941 shares of our series C-1, C-2, C-3, C-4 or C-5 preferred stock, respectively. All other shares of our series A-1, A-2, B-1, B-2 and B-3 preferred stock were converted into common stock at a 1:1 conversion ratio. As a result of our series D financing, all outstanding shares of our series A and B preferred stock were converted into shares of our series C preferred stock or common stock.

•	In a series of closings in February, May and September 2002, we sold a total of 811,743 shares of our series E preferred stock at a purchase price of $4.07 per share.

•	In August 2003, we issued a total of 1,257,027 restricted shares of our newly designated series B preferred stock to our employees at a per share price of $0.0044, for aggregate cash consideration of $5,531.

      (1) Prior to and in connection with our series D financing, we issued convertible promissory notes in an aggregate principal amount of $2.4 million and warrants exercisable for up to 148,341 shares of our series D preferred stock, at an exercise price of $4.07 per share. The principal amount of these notes, together with approximately $56,000 of accrued interest, was converted into a total of 607,125 shares of our series D preferred stock at the initial closing of our series D financing.

      The following table summarizes the issuances of shares of preferred stock to our executive officers, directors and 5% or greater stockholders and their affiliated entities since our inception:

	Old Series A	Old Series B	Series C	Series D	Series E	New Series B
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
Investor(1)	Stock(2)	Stock(3)	Stock(4)	Stock(5)	Stock	Stock

JP Morgan Chase(6)	—	243,001	693,237	450,935	83,420	—
Mayfield(6)(7)	—	235,026	688,386	363,164	61,423	—
AOL(6)(8)	—	134,221	394,812	245,700	66,917	—
Petunia Resources, Ltd.(6)(9)	—	—	42,548	564,133	157,248	—
Jesse.Hansen&Co(6)(10)	82,093	60,691	410,412	252,382	60,209	—
Richard W. Weiland(6)	—	85,810	252,412	393,120	184,275	—
Flatiron Partners(11)	—	60,454	257,647	83,879	14,859	—

Lowell R. Selvin(6)(12)(13)	6,726	—	19,333	5,343	2,945	129,779
Mark D. Elderkin(6)(13)	270,970	—	778,863	148,072	—	—
Jeffrey T. Soukup(13)	—	—	—	—	2,457	97,334
Jeffrey J. Titterton(13)	—	—	—	—	—	60,254

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been added together for purposes of this chart. See “Principal Stockholders” for a chart of beneficial owners.

(2)	Amounts shown aggregate shares of series A-1 preferred stock and series A-2 preferred stock, and include warrants exercisable for series A-1 or A-2 preferred stock. We issued our old series A preferred stock as part of our acquisition of all of the outstanding shares of PlanetOut Corporation and Online Partners in April 2001. All shares of our old series A preferred stock were cancelled and converted into shares of our common stock or shares of our series C preferred stock in our 2001 series D financing. After 2001, we had no series A preferred stock authorized or outstanding.

(3)	Amounts shown aggregate shares of series B-1 preferred stock, series B-2 preferred stock and series B-3 preferred stock, and include warrants exercisable for series B-1, B-2 or B-3 preferred stock. We issued our old series B preferred stock as part of our acquisition of all of the outstanding shares of PlanetOut Corporation and Online Partners in April 2001. All shares of our old series B preferred stock were cancelled and converted into shares of our common stock or shares of our series C preferred stock in our 2001 series D financing. From 2001 to 2003, we had no series B preferred stock authorized or outstanding. In 2003, we created a new series of preferred stock, primarily as a means of offering preferred stock equity incentives to our employees. Although this new series of preferred stock is nominally designated as “series B” preferred stock, it is not related to our old series B preferred stock. The old series B preferred stock had significant rights, preferences and privileges over our common stock, including special voting rights, which our new series B preferred stock does not have. As a result of this offering, all shares of our new series B preferred stock will automatically convert into shares of our common stock.

(4)	The shares of series C preferred stock shown in this column were issued upon conversion of our series A-1, A-2, B-1, B-2 and B-3 preferred stock in connection with our series D financing. All of the individuals and entities who appear in the table except for Messrs. Soukup and Titterton participated in our series D financing, and as a result, each share of our series A-1, A-2, B-1, B-2 and B-3 preferred stock appearing in the table was converted into shares of series C-1, C-2, C-3, C-4 or C-5 preferred stock, respectively.

(5)	Amounts shown include warrants exercisable for shares of series D preferred stock.

(6)	Holder of at least 5% of our common stock as of December 31, 2003.

(7)	Allen Morgan, a member of our board of directors, is a managing director of Mayfield.

(8)	Karen Magee, a member of our board of directors, is a senior vice president of Time Warner, the parent company of AOL.

(9)	Robert W. King, a member of our board of directors, is an advisor to Petunia Resources, Ltd.

(10)	H. William Jesse, Jr., a member of our board of directors, was chairman of Jesse.Hansen&Co until 2004.

(11)	Jerry Colonna, a member of our board of directors, is a partner of Flatiron Partners.

(12)	Director of PlanetOut.

(13)	Executive officer of PlanetOut.

Other Transactions

      Consulting Arrangements. In March 1998, Online Partners entered into an Advisory Engagement Letter with HWJesse&Co pursuant to which HWJesse&Co provided consulting services related to the development of financial and business strategies. H. William Jesse, Jr., one of our directors, was at the time the President and a founder of HWJesse&Co. Effective as of May 2003, the arrangement was terminated by the mutual agreement of the parties and HWJesse&Co no longer provides consulting services to us. In the year ended December 31, 2003 we paid approximately $38,000 to HWJesse&Co under this agreement.

      Loans to Executive Officers. In May 2001, we issued a secured promissory note to Mark D. Elderkin, our President, for approximately $603,000 to fund his purchase of series D preferred stock. The principal and interest are due and payable in May 2006. Interest accrues at a rate of 8.5% per annum or the maximum rate permissible by law, whichever is less. The note is full recourse as to all accrued interest and as to $24,000 in principal amount, and the remainder is non-recourse. The loan is secured by the shares of preferred stock, common stock, warrants and options owned by Mr. Elderkin. As of June 30, 2004, the total principal and interest due under the note was $771,000.

      Indemnity Agreement. In June 2001, Online Partners entered into an indemnity agreement with Mark D. Elderkin, our President, pursuant to which we agreed to indemnify Mr. Elderkin for certain costs of defense and damages that might be awarded against him in a lawsuit brought against us and him, among others, by a former employee of Online Partners. Specifically, the indemnity agreement provides that we will indemnify Mr. Elderkin for his reasonable costs of defense, generally limited to no more than $3,500 per month, and for that portion of any damages awarded against him, if any, in an amount to be determined at arbitration, that the trier of fact finds resulted from actions he took within the scope of his employment with Online Partners.

      Indemnification Insurance. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We intend to enter into indemnification agreements with all of our directors and executive officers prior to the consummation of this offering and hold directors’ and officers’ liability insurance. In addition, our certificate of incorporation will limit the personal liability of our board members for breaches by the directors of their fiduciary duties. See “Management — Limitation of Liability and Indemnification.”

      Stockholders’ Agreement. In February 2002, we entered into a stockholders’ agreement with the purchasers of our series D and series E preferred stock (including the parties shown as holding series D and E preferred stock above), and other current and former members of our management team who hold shares of our common stock. This agreement included rights of first refusal and co-sale with respect to sales by the management holders, drag-along rights, voting rights, participation rights and other rights that are common to venture capital financings. This agreement will terminate and be of no further force or effect upon completion of this offering.

      America Online, Inc. Agreements. In September 1999, PlanetOut Corporation entered into an Anchor Tenant Agreement with America Online, Inc., a holder of more than 5% of our common stock. Pursuant to the agreement, we built and maintained a co-branded website and paid America Online, Inc. a fee in exchange for key words and other promotions. In December 2000 and February 2002, we amended the agreement to reduce the fee that we were to pay and the number of promotions America Online, Inc. was to provide to us. This agreement terminated in August 2003. In July 2004, we entered into a standard insertion order advertising agreement with America Online, Inc. for the placement of PlanetOut advertisements on the AOL network. We have agreed to pay America Online up to $550,000 over the 18-month term of the agreement, payable in 17 equal monthly installments of $31,000 and a final installment of $23,000.

      Senior Subordinated Promissory Note. In May 2004, we issued a senior subordinated promissory note in the principal amount of $5.0 million to Peter Allard. The note bears interest at a rate of 11% per year with interest payable monthly. The principal plus accrued, but unpaid, interest is due on the earlier of 30 days following the completion of this offering or January 2007. In connection with the issuance of the note, we issued to Mr. Allard a warrant to purchase up to 45,454 shares of our common stock at an exercise price of $0.011 per share. The terms of the warrant provide that if the entire amount of the senior subordinated note has not been paid prior to May 15, 2005, the aggregate number of shares for which the warrant may be exercised shall automatically increase by an additional 45,454 shares. The note is currently unsecured, but if in the future we fail to meet certain financial covenants regarding our tangible net worth and the ratio of our current assets to current liabilities, Mr. Allard will have the option to take a security interest in all of our assets. In the event that Mr. Allard takes a security interest in our assets, the interest rate on the note will be reduced to 8% per year. Mr. Allard has voting and investment control over Petunia Resources, Ltd., one of our greater than 5% stockholders, and is also an uncle of Mr. King, one of our directors. Mr. King also acts as an adviser to, and has a pecuniary interest in, Petunia and has a pecuniary interest in the shares underlying the warrant.

      Investors’ Rights Agreement. We have entered into an amended and restated investors’ rights agreement with holders of our preferred stock, including the individuals and entities identified above, which provides them and some holders of our warrants with registration, information and other protective rights. The agreement covers preferred shares that upon closing of this offering will convert into a total of 8,697,846 shares of our common stock, and warrants exercisable for an additional 280,625 shares of our common stock. The information and protective rights granted under the agreement will terminate upon the closing of this offering. The registration rights granted under the agreement will survive this offering but will terminate with respect to shares held by any stockholder holding less than 1% of our common stock at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders’ securities within a three-month period, but in any event such registration rights will terminate five years after the closing of this offering.

      Restrictions on Transfer. The investors’ rights agreement provides that the stock and warrants covered by the agreement may not be transferred by parties to the agreement unless a registration statement covering those securities is effective, or the holder provides us with advance written notice and a legal opinion, no-action letter or other reasonably satisfactory evidence that the proposed transfer may be effected without registration.

      Demand Registration Rights. Under the investors’ rights agreement, beginning six months after this offering, holders of at least a majority of the shares of common stock entitled to registration rights have the right to require that we register all or a portion of their shares. We are only obligated to effect three registrations in response to these demand registration rights. We have the right to delay the registration temporarily if we are already engaged in the filing of a registration statement or if we certify that such a registration would be seriously detrimental to us or to our stockholders. If the offering is underwritten, the underwriters have the right to limit the number of shares registered by these holders if the underwriters determine that marketing factors require it. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

      Piggyback Registration Rights. If we register any securities for public sale, the holders of the shares covered by the investors’ rights agreement have the right to receive notice and include in the registration the common stock they hold, or any common stock issuable upon exercise of warrants covered by the agreement. If the offering is underwritten, the underwriters have the right to limit the number of shares of these holders included in the registration if the underwriters determine that marketing factors require it, provided that, except in the initial public offering of our stock, the number may not be reduced to less than 20% of the shares being sold in the offering. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

      Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, any holder of shares of our common stock covered by the investors’ rights agreement can request that we register their shares, provided that at least 147,727 shares of common stock are offered in the registration and that we are not required to effect more than one such registration every six months. We have the right to delay such a registration temporarily if we certify that it would be seriously detrimental to us or to our stockholders. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these Form S-3 registration rights.

      Subsequent Registration Rights. The investors’ rights agreement provides that, with some exceptions, we cannot grant new registration rights to any holder of our securities unless these rights are subordinate to the rights contained in the investors’ rights agreement and these new holders are subject to equivalent lock-up obligations.

      Indemnification. Under the investors’ rights agreement, we agree to indemnify each holder of our securities who is party to the agreement for losses arising out of material misstatements or omissions made in any registration statement pursuant to which the holder sells its shares, except if such misstatements or omissions are made in reliance on information furnished by that holder, in which case the holder agrees to indemnify us and other parties affiliated with us.

      Market Stand-Off. Each holder of our securities who is a party to the investors’ rights agreement agreed, at our request or the request of the managing underwriters, not to sell or otherwise dispose of any securities covered by the agreement for up to 180 days after the effective date of this offering, provided that our officers, directors and major stockholders also agree to these restrictions.

      Information Rights. The investors’ rights agreement requires us to provide to major holders of our series D and series E preferred stock financial statements on a monthly, quarterly and annual basis and an annual budget. These information rights will terminate upon the closing of this offering.

      Protective Rights. As long as a specified number of our series D and series E preferred stock remains outstanding, the approval of our board of directors is required for various material actions set forth in the investors’ rights agreement, such as acquisitions, material changes in our line of business, creation of subsidiaries, or significant capital expenditures or deviations from our budget. These protective rights will terminate upon the closing of this offering.

PRINCIPAL STOCKHOLDERS

      The table below sets forth information regarding the beneficial ownership of our common stock as of June 30, 2004, assuming the conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering, and as adjusted to reflect the sale of shares by us in this offering for:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each executive officer named in the summary compensation table, except for Ms. Gibbs who joined us in July 2004;

•	each of our directors; and

•	all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options, warrants or other convertible securities held by such person that are exercisable within 60 days of June 30, 2004. The percentage of beneficial ownership after the offering is based on 11,831,410 shares outstanding as of June 30, 2004 and 4,650,000 shares sold by us in this offering.

      If the underwriters over allotment option is exercised in full, we would sell an additional 697,500 shares. Unless otherwise indicated, the principal address of each of the stockholders below is c/o PlanetOut Inc., 300 California Street, San Francisco, CA 94104.

		Percentage of Shares
		Beneficially Owned
	Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

Greater than 5% Stockholders
JP Morgan Partners, LLC(1)	1,237,724	10.45%	7.51%
1221 Avenue of the Americas
39th Floor
New York, NY 10020
Mayfield(2)	1,137,958	9.60%	6.89%
2800 Sand Hill Road, Suite 250
Menlo Park, CA 94025
AOL(3)	884,254	7.36%	5.31%
One Time Warner Center
New York, NY 10019
Peter Allard(4)	872,649	7.34%	5.27%
Petunia Resources, Ltd.
1040 West Georgia St.
Suite 1120
Vancouver, B.C. Canada V6E4H1
Richard W. Weiland	829,806	7.01%	5.03%
Jesse.Hansen&Co(5)	661,105	5.57%	4.00%
2109 Broadway
San Francisco, CA 94115

		Percentage of Shares
		Beneficially Owned
	Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

Officers and Directors
Lowell R. Selvin(6)	804,244	6.45%	4.70%
Mark D. Elderkin(7)	1,049,877	8.82%	6.34%
Jeffrey T. Soukup(8)	316,032	2.64%	1.90%
Jeffrey J. Titterton(9)	174,956	1.47%	1.06%
Jerry Colonna(10)	282,578	2.39%	1.71%
H. William Jesse, Jr.(11)	805,762	6.76%	4.86%
Robert W. King(12)	873,558	7.34%	5.28%
Karen Magee(13)	—	*	*
Allen Morgan(14)	1,138,867	9.60%	6.90%
All executive officers and directors as a group (9 persons)(15)	5,455,874	42.03%	30.93%

*	Less than 1.0%

(1)	Includes 1,091,898 shares held by J.P. Morgan Partners (23A SBIC), L.P. (“JPMP (23A SBIC)”) and 135,694 shares held by J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”). Also includes 10,132 shares of common stock issuable upon the exercise of warrants held by JPMP (23A SBIC) and JPMP (BHCA). The general partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. “JPMP (23A SBIC Manager)”), a wholly owned subsidiary of J.P. Morgan Chase Bank (“JPM Chase Bank”), a wholly owned subsidiary of J.P. Morgan Chase & Co. (“JPM Chase”), a publicly traded company. Each of JPMP (23A SBIC Manager), JPM Chase Bank and JPM Chase may be deemed the beneficial owners of the shares held by JPMP (23A SBIC), however, the foregoing shall not be construed as an admission that any of JPMP (23A SBIC Manager), JPM Chase Bank or JPM Chase is the beneficial owner of the shares held by JPMP (23A SBIC). The general partner of JPMP (BHCA) is JPMP Master Funder Manager, L.P. (“MF Manager”), whose general partner is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPM Chase. Each of MF Manager, JPMP Capital and JPM Chase may be deemed the beneficial owners of the shares held by JPMP (BHCA), however, the foregoing shall not be construed as an admission that any of MF Manager, JPMP Capital or JPM Chase is the beneficial owner of the shares held by JPMP (BHCA).

(2)	Includes 914,847 shares held by Mayfield X, a Delaware limited partnership, 53,439 shares held by Mayfield X Annex, a Delaware limited partnership, 35,230 shares held by Mayfield Associates Fund V, a Delaware limited partnership and 109,452 shares held by Mayfield Principals Fund, a Delaware limited liability company. Also includes 9,880 shares, 340 shares and 1,135 shares of our common stock issuable upon the exercise of warrants held by Mayfield X, Mayfield Associates Fund V, and Mayfield Principals Fund, respectively. Also includes 13,635 shares of our common stock issuable upon exercise of options, all of which are fully vested, beneficially held by Mayfield X Management, LLC. Mayfield X Management, LLC is the general partner of Mayfield X, Mayfield Associates Fund V and Mayfield Principals Fund. Mayfield X Annex Management, LLC is the general partner of Mayfield X Annex. Mr. Morgan, one of our directors, is a managing director of Mayfield X Management, LLC and Mayfield X Annex Management, LLC, and disclaims beneficial ownership of shares held directly by Mayfield X, Mayfield X Annex, Mayfield Associates Fund V and Mayfield Principals Fund except to the extent of his pecuniary interest.

(3)	America Online’s shareholdings include 176,826 shares of our common stock issuable upon exercise of warrants. Ms. Magee, a member of our board, is a senior vice president of Time Warner, the parent company of America Online. Ms. Magee does not exercise any voting or investment power over the shares held by America Online.

(4)	Includes 763,928 shares held by Petunia Resources, Ltd. Also includes 63,267 shares of our common stock issuable upon exercise of a warrant held by Petunia Resources, Ltd. Mr. Allard has voting and investment control over the shares held by Petunia Resources, Ltd. Mr. King, one of our directors, is an advisor of Petunia Resources Ltd. and Peter Allard, and is Mr. Allard’s nephew. Mr. King disclaims beneficial ownership of shares held by Petunia Resources Ltd. and its affiliates, except to the extent of his pecuniary interest.

(5)	All shares held by entities affiliated with Jesse.Hansen&Co. Also includes an aggregate of 33,945 shares of our common stock issuable upon the exercise of warrants held by entities affiliated with Jesse.Hansen&Co.

(6)	Includes 40,996 shares held jointly with Mr. Selvin’s life partner and 631,270 shares of our common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004, 482,717 of which are fully vested and 148,553 of which are unvested. Also includes 43,254 shares subject to a right of repurchase in favor of PlanetOut.

(7)	Includes 48,609 shares held by Mr. Elderkin’s life partner. Also includes 71,767 shares of our common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004, all of which are fully vested.

(8)	Includes 18,403 shares held jointly with Mr. Soukup’s life partner. Also includes 152,448 shares of our common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004, 121,898 of which are fully vested and 30,550 of which are unvested. Also includes 32,451 shares subject to a right of repurchase in favor of PlanetOut.

(9)	Includes 85,202 shares of our common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004, 51,871 of which are fully vested and 33,331 of which are unvested. Also includes 20,082 shares subject to a right of repurchase in favor of PlanetOut.

(10)	All shares held by entities affiliated with Flatiron Partners. Also includes 7,554 shares of our common stock issuable upon exercise of options that are exercisable within 60 days of June 30, 2004, all of which are fully vested, and 2,520 shares of our common stock issuable upon exercise of warrants held by entities affiliated with Flatiron Partners. Mr. Colonna is a partner of Flatiron Partners, and he disclaims beneficial ownership of shares held by Flatiron Partners and its affiliates, except to the extent of his pecuniary interest.

(11)	Includes 54,274 shares held in a retirement account for Mr. Jesse’s benefit and an aggregate of 627,161 shares held by entities affiliated with Jesse.Hansen&Co. Also includes 31,514 shares of our common stock issuable upon exercise of options that are exercisable within 60 days of June 30, 2004, all of which are fully vested, an aggregate of 17,306 shares issuable upon the exercise of warrants held by Mr. Jesse and an aggregate of 33,945 shares of our common stock issuable upon the exercise of warrants held by entities affiliated with Jesse.Hansen&Co. Mr. Jesse was chairman of Jesse.Hansen&Co until 2004, and he disclaims beneficial ownership of the shares held by Jesse.Hansen&Co and its affiliates except to the extent of his pecuniary interest.

(12)	In addition to the shares referenced in footnote 4, includes 909 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2004. Mr. King is an advisor of Petunia Resources, Ltd. and Peter Allard and is Mr. Allard’s nephew. Mr. King disclaims beneficial ownership of shares held by Petunia Resources, Ltd. and its affiliates and by Peter Allard, except to the extent of his pecuniary interest.

(13)	Ms. Magee is a senior vice president of Time Warner, the parent company of America Online. Ms. Magee does not exercise any voting or investment power over the shares held by America Online.

(14)	In addition to the shares referenced in footnote 2, includes 909 shares of our common stock issuable upon exercise of options that are exercisable within 60 days of June 30, 2004.

(15)	Includes all of the shares referenced in notes (6) through (14) above.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As is the convention throughout this prospectus, all share and per share amounts appearing in this section have been adjusted to give effect to the automatic conversion of all of our preferred stock into common stock and an 11-for-one reverse stock split, each to be effected on or prior to completion of this offering. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of June 30, 2004, there were 11,831,410 shares of our common stock outstanding, and we had 409 stockholders of record. As of June 30, 2004, there were also 2,259,017 shares of common stock subject to outstanding options under our stock option plans and 377,364 shares subject to outstanding warrants. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to contractual restrictions, limitations under Delaware law and preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive, conversion or other rights to subscribe for additional securities of PlanetOut. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and all shares of our common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      All outstanding shares of our preferred stock, as well as all shares of preferred stock underlying outstanding options and warrants, will automatically convert into shares of common stock upon completion of this offering. Our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.

Warrants

      At June 30, 2004, warrants to purchase an aggregate of 377,364 shares of our common stock were outstanding. These warrants have a weighted average exercise price of $15.35 per share, and all of these warrants will expire, if not exercised, on or before June 1, 2006.

Registration Rights

      Under our amended and restated investors’ rights agreement, holders of preferred stock that, upon closing of this offering, will convert into a total of 8,743,300 shares of our common stock, and holders of our warrants exercisable for an additional 280,625 shares of our common stock, are entitled to rights with respect to the registration of their shares under the Securities Act, including demand, piggyback and Form S-3 registration rights. See “Certain Transactions — Investors’ Rights Agreement” for a description of the termination and other aspects of these rights.

Demand Registration Rights

      Under the investors’ rights agreement, beginning six months after this offering, holders of at least a majority of the shares of common stock entitled to registration rights have the right to require that we register all or a portion of their shares. We are only obligated to effect three registrations in response to these demand registration rights. We have the right to delay the registration temporarily if we are already engaged in the filing of a registration statement or if we certify that such a registration would be seriously detrimental to us or to our stockholders. If the offering is underwritten, the underwriters have the right to limit the number of shares registered by these holders if the underwriters determine that marketing factors require it. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights

      If we register any securities for public sale, the holders of the shares covered by the investors’ rights agreement have the right to receive notice and include in the registration the common stock they hold, or any common stock issuable upon exercise of warrants covered by the agreement. If the offering is underwritten, the underwriters have the right to limit the number of shares of these holders included in the registration if the underwriters determine that marketing factors require it, provided that, except in the initial public offering of our stock, the number may not be reduced to less than 20% of the shares being sold in the offering. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

Form S-3 Registration Rights

      If we are eligible to file a registration statement on Form S-3, any holder of shares of our common stock covered by the investors’ rights agreement can request that we register their shares, provided that at least 147,727 shares of common stock are offered in the registration and that we are not required to effect more than one such registration every six months. We have the right to delay such a registration temporarily if we certify that it would be seriously detrimental to us or to our stockholders. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these Form S-3 registration rights.

Anti-takeover Effects

      Provisions of Delaware law, our restated certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve an actual or threatened change of control of PlanetOut. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of PlanetOut.

Delaware Anti-takeover Statute

      Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns or, within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

      In addition, upon consummation of this offering, provisions of our restated certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of PlanetOut that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Classified Board of Directors; Removal of Directors

      Our board of directors will be divided into three classes of directors of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. In addition, only our board of directors is authorized to fill vacant directorships or increase the size our board. Directors may only be removed for cause by holders of a majority of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders

      Our restated certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of the total number of authorized directors on our board.

Advanced Notice Requirements for Stockholder Proposals and Director Nominations

      Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices no later than the close of business on the 90th day or earlier than the 120th day before the first anniversary of the preceding year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

      Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of PlanetOut by means of a proxy context, tender offer, merger or other transaction.

Stockholder Supermajority Vote Provisions

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation will include supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of our voting capital stock in order to amend our bylaws and the anti-takeover-related sections of our certificate of incorporation.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075 and its telephone number is (800) 767-3330.

NASDAQ National Market Listing

      We have applied to have our common stock listed on the Nasdaq National Market for quotation under the symbol “LGBT.”

SHARES ELIGIBLE FOR FUTURE SALE

      Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While substantially all currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon the closing of this offering, we will have outstanding an aggregate of 16,480,410 shares of our common stock, based upon the number of shares outstanding at June 30, 2004 and assuming automatic conversion of all of our preferred stock, the issuance of 4,650,000 shares in this offering, no exercise of the underwriters’ over allotment option, no exercise of outstanding options and warrants and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

      Lock-up Agreements. All of our directors, officers and option holders, substantially all warrant holders and holders of substantially all of our outstanding common stock are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. SG Cowen & Co., LLC may in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

      Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including, in some cases, the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 164,800 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described above, beginning 90 days after the date of this prospectus, subject to lock-up restrictions.

      Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including, in some cases, the holding period of prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding at June 30, 2004, an aggregate of approximately 3,576,733 shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of this prospectus. However, all but 447,927 of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

      Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of June 30, 2004, an aggregate of approximately 1,642,297 shares of our common stock which are outstanding as of June 30, 2004 and approximately 1,057,004 shares of our common stock that may be acquired upon exercise of options outstanding as of June 30, 2004, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of this prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

      Registration Rights. After this offering, under our amended and restated investors’ rights agreement, holders of 8,743,300 shares of our common stock, and holders of warrants exercisable for an additional 280,625 shares of our common stock, are entitled to have their shares registered by us under the Securities Act. See “Certain Transactions — Investors’ Rights Agreement.” After any registration of these shares, they will be freely tradable, without restriction under the Securities Act.

      Stock Plans. As of June 30, 2004, options to purchase 2,259,017 shares of our common stock were outstanding under our equity incentive plans. After this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2004 equity incentive plan, our 2004 executive officers and directors equity incentive plan, our 2001 equity incentive plan, the PlanetOut 1996 equity incentive plan, the PlanetOut 1996 stock option plan and the Online Partners 1997 stock plan. At that point, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and the lock-up agreements with the underwriters referred to above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our stock incentive plans will be available for immediate resale in the public market.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Number of
Name	Shares

SG Cowen & Co., LLC

RBC Capital Markets Corporation

WR Hambrecht + Co, LLC

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 697,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total

		Without	With
	Per Share	Over Allotment	Over Allotment

Public offering price
Underwriting discount

Proceeds, before expenses, to us

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,625,000.

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Our directors, executive officers, optionholders and substantially all of our stockholders have agreed with the underwriters or are otherwise subject to arrangements providing that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters provided we may, without the consent of the underwriters, grant options and sell shares pursuant to our stock plans, provided the recipient of those shares enters into a lock-up agreement substantially similar to those signed by our other stockholders in connection with this offering. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release shares subject to a lock-up agreement, SG Cowen & Co., LLC will consider the facts and circumstances relating to a request at the time of the request.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 232,500 shares of our common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public.

      Additionally, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of our common stock being offered for sale to our members and subscribers. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public.

      The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

LEGAL MATTERS

      The validity of the common stock offered will be passed upon for us by Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, San Francisco, California. O’Melveny & Myers LLP, New York, New York, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

      The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information included in the registration statement. For further information about us and the shares of common stock to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form S-1.

      You may read and copy any contract, agreement or other document that we have filed as an exhibit to our registration statement or any other portion of our registration statement or any other information from our filings at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC, including our registration statement, are also available to you on the SEC’s website, http://www.sec.gov.

      As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and we will accordingly file periodic reports, proxy statements and other information with the SEC. This information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We intend to make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge at our website at www.planetoutinc.com as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. The reference to our website does not constitute an incorporation by reference of the information contained on our website.

PlanetOut Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PlanetOut Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of PlanetOut Inc. and its subsidiaries, at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Notes 2 and 5 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

April 20, 2004, except
for Note 15 for
which the date
is July 19, 2004

PlanetOut Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

				Pro Forma
				Stockholders’
	December 31,			Equity at
			June 30,	June 30,
	2002	2003	2004	2004

			(Unaudited)	(Unaudited)
				(Note 2)
Assets
Current assets:
Cash and cash equivalents	$2,082	$2,282	$6,302
Accounts receivable, net	1,138	1,283	1,463
Prepaid expenses and other current assets	255	319	583

Total current assets	3,475	3,884	8,348
Property and equipment, net	2,297	3,029	3,453
Goodwill	3,403	3,403	3,403
Intangible assets, net	263	20	—
Investment in unconsolidated affiliate	210	151	119
Other assets	326	442	1,453

Total assets	$9,974	$10,929	$16,776

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$979	$1,066	$2,081
Accrued liabilities	1,862	2,271	707
Deferred revenue	1,951	2,483	2,808
Capital lease obligations, current portion	434	868	1,192

Total current liabilities	5,226	6,688	6,788
Capital lease obligations, less current portion	256	545	507
Senior subordinated promissory note	—	—	4,471
Other liabilities	1,600	—	—

Total liabilities	7,082	7,233	11,766

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.001 par value; 136,500, 142,100 and 142,100 (unaudited) shares authorized; 95,677, 102,227 and 102,003 (unaudited) shares issued and outstanding at December 31, 2002 and 2003, and at June 30, 2004 respectively, none pro forma (unaudited) (Liquidation value at December 31, 2003 and at June 30, 2004 of $81,789 and $82,590 (unaudited), respectively)	38,034	41,413	42,272	$—

Stockholders’ equity (deficit):
Common stock: $0.001 par value; 15,864, 17,136 and 17,136 (unaudited) shares authorized; 1,568, 1,728 and 1,835 (unaudited) shares issued and outstanding at December 31, 2002 and 2003, and at June 30, 2004, respectively, and 11,831 shares issued and outstanding, pro forma (unaudited)	2	2	2	12
Additional paid-in capital	1,595	17	3,397	45,659
Note receivable from stockholder	(603)	(603)	(603)	(603)
Unearned stock-based compensation	(107)	(259)	(2,753)	(2,753)
Accumulated other comprehensive loss	(45)	(99)	(114)	(114)
Accumulated deficit	(35,984)	(36,775)	(37,191)	(37,191)

Total stockholders’ equity (deficit)	(35,142)	(37,717)	(37,262)	$5,010

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$9,974	$10,929	$16,776

PlanetOut, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amount)

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Revenue:
Subscription services	$2,459	$8,030	$12,727	$5,827	$7,840
Advertising services	3,602	4,227	4,626	2,010	2,809
Transaction services	1,148	1,700	1,746	1,058	901

Total revenue	7,209	13,957	19,099	8,895	11,550

Operating costs and expenses:
Cost of revenue (inclusive of stock-based compensation expense (benefit) of $661, $255, $502, $(24) (unaudited), and $351 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	7,695	6,311	6,696	3,004	4,157
Sales and marketing (inclusive of stock-based compensation expense (benefit) of $66, $117, $419, $(25) (unaudited), and $287 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	6,249	5,739	6,554	2,994	3,987
General and administrative (inclusive of stock-based compensation expense (benefit) of $32, $369, $676, $(137) (unaudited), and $550 (unaudited) in 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively)	3,429	7,099	4,242	1,768	2,596
Depreciation and amortization	5,480	2,615	2,030	938	1,029

Total costs and expenses	22,853	21,764	19,522	8,704	11,769

Income (loss) from operations	(15,644)	(7,807)	(423)	191	(219)
Equity in net income (loss) of unconsolidated affiliate	(356)	(22)	(59)	(30)	(33)
Interest expense	(502)	(112)	(193)	(62)	(190)
Other income (expense), net	51	96	72	36	31

Income (loss) before income taxes	(16,451)	(7,845)	(603)	135	(411)
Provision for income taxes	(9)	(9)	(149)	(32)	(5)

Net income (loss)	(16,460)	(7,854)	(752)	103	(416)
Accretion on redeemable convertible preferred stock	(940)	(1,709)	(1,729)	(855)	(875)
Net gain on exchange of preferred stock and warrants in connection with recapitalization	10,392	—	—	—	—

Net income (loss) attributable to common stockholders	$(7,008)	$(9,563)	$(2,481)	$(752)	$(1,291)

Net income (loss) per share attributable to common stockholders — basic and diluted	$(6.27)	$(6.17)	$(1.53)	$(0.48)	$(0.74)

Weighted average number of shares used in computing per share calculations — basic and diluted	1,118	1,551	1,624	1,566	1,749

Pro forma net income (loss) per share (unaudited) — basic and diluted			$(0.07)		$(0.04)

Weighted average number of shares used in computing pro forma net income (loss) per share (unaudited) — basic and diluted			10,504		11,238

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except per share amounts)

	Redeemable
	Convertible					Note
	Preferred Stock		Common Stock		Additional	Receivable	Unearned	Other
					Paid-in	from	Stock-based	Comprehensive	Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Capital	Stockholder	Compensation	Income (Loss)	Deficit	Total	Income (Loss)

Balances, December 31, 2000	17,129	$33,560	149	$0	$1,279	$—	$(332)	$(14)	$(26,382)	$(25,449)
Issuance of Series B-1 and B-2 redeemable convertible preferred stock and common stock in connection with acquisition of PlanetOut Corporation	8,565	3,169	697	1	153	—	—	—	—	154
Recapitalization (Note 10)	60,716	(4,725)	706	1	1,925	(603)	—	—	14,712	16,035
Issuance of preferred stock warrants in connection with convertible note agreement	—	—	—	—	334	—	—	—	—	334
Issuance of Series D redeemable convertible preferred stock for cash on exercise of warrants	338	125	—	—	—	—	—	—	—	—
Issuance of common stock for cash on exercise of options	—	—	—	—	1	—	—	—	—	1
Amortization of unearned stock-based compensation, net of cancellations	—	—	—	—	(74)	—	219	—	—	145
Accretion on redeemable convertible preferred stock	—	940	—	—	(940)	—	—	—	—	(940)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(79)	—	(79)	$(79)
Net income (loss)	—	—	—	—	—	—	—	—	(16,460)	(16,460)	(16,460)

Balances, December 31, 2001	86,748	33,069	1,552	2	2,678	(603)	(113)	(93)	(28,130)	(26,259)	$(16,539)

Issuance of Series E redeemable convertible preferred stock for cash, net of issuance costs of $48	8,929	3,256	—	—	—	—	—	—	—	—
Unearned stock-based compensation, net of cancellations	—	—	—	—	587	—	(587)	—	—	—
Amortization of unearned stock-based compensation, net of cancellations	—	—	—	—	—	—	593	—	—	593
Issuance of stock options to consultants in exchange for services	—	—	—	—	32	—	—	—	—	32

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT — (Continued)
(in thousands, except per share amounts)

	Redeemable
	Convertible					Note
	Preferred Stock		Common Stock		Additional	Receivable	Unearned	Other
					Paid-in	from	Stock-based	Comprehensive	Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Capital	Stockholder	Compensation	Income (Loss)	Deficit	Total	Income (Loss)

Issuance of common stock for cash on exercise of options and warrants	—	—	16	—	7	—	—	—	—	7
Accretion on redeemable convertible preferred stock	—	1,709	—	—	(1,709)	—	—	—	—	(1,709)
Foreign currency translation adjustment	—	—	—	—	—	—	—	48	—	48	$48
Net income (loss)	—	—	—	—	—	—	—	—	(7,854)	(7,854)	(7,854)

Balances, December 31, 2002	95,677	38,034	1,568	2	1,595	(603)	(107)	(45)	(35,984)	(35,142)	$(7,806)

Issuance of common stock for cash on exercise of options	—	—	160	—	5	—	—	—	—	5
Unearned stock-based compensation, net of cancellations	—	1,643	—	—	75	—	(1,717)	—	—	(1,642)
Amortization of unearned stock-based compensation, net of cancellations	—		—	—	—		1,565	—	—	1,565
Issuance of Series D redeemable convertible preferred stock for cash on exercise of options	1,019	1	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock for cash	5,531	6	—	—	—	—	—	—	—	—
Issuance of stock options to consultants in exchange for services	—	—	—	—	32	—	—	—	—	32

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT — (Continued)
(in thousands, except per share amounts)

	Redeemable
	Convertible					Note
	Preferred Stock		Common stock		Additional	Receivable	Unearned	Other
					Paid-in	from	Stock-based	Comprehensive	Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Capital	Stockholder	Compensation	Income (Loss)	Deficit	Total	Income (Loss)

Accretion on redeemable convertible preferred stock	—	1,729	—	—	(1,690)	—	—	—	(39)	$(1,729)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(54)	—	(54)	$(54)
Net income (loss)	—	—	—	—	—	—	—	—	(752)	(752)	(752)

Balances, December 31, 2003	102,227	41,413	1,728	2	17	(603)	(259)	(99)	(36,775)	(37,717)	$(806)

Issuance of common stock for cash on exercise option (unaudited)	—	—	107	—	30	$—	—	—	—	30
Issuance of shares in consideration of services provided by consultant (unaudited)	—	—	—	—	6	$—	—	—	—	6
Issuance of common stock warrants in connection with subordinated promissory note (unaudited)	—	—	—	—	543	$—	—	—	—	543
Unearned stock- based compensation, net of cancellations (unaudited)	—	—	—	—	3,631	$—	(3,631)	—	—	—
Amortization of unearned stock-based compensation, net of cancellations (unaudited)	—	—	—	—	—	$—	1,137	—	—	1,137
Issuance of stock options to consultants for services (unaudited)	—	—	—	—	45	$—	—	—	—	45
Repurchase of unvested Series B upon termination of employee services (unaudited)	(224)	(16)	—	—	—	—	—	—	—	—
Accretion on redeemable convertible preferred stock (unaudited)	—	875	—	—	(875)	$—	—	—	—	(875)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	(15)	—	(15)	$(15)
Net income (loss) (unaudited):									(416)	(416)	(416)

Balances, June 30, 2004 (unaudited)	102,003	$42,272	1,835	$2	$3,397	$(603)	$(2,753)	$(114)	$(37,191)	$(37,262)	$(431)

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(16,460)	$(7,854)	$(752)	$103	$(416)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	5,480	2,615	2,030	938	1,029
Amortization of discount on notes payable	334	—	—	—	—
Amortization of unearned stock-based compensation, net of cancellation	145	593	1,565	(202)	1,137
Issuance of stock options in exchange for services	—	32	32	16	45
Issuance of common stock in consideration of services provided by consultant	—	—	—	—	6
Stock-based compensation expense in connection with redeemable convertible preferred stock to non-employees for services	610	92	—	—	—
Issuance of common stock warrants in connection with facility lease agreement	4	24	—	—	—
Amortization of debt issuance costs	—	—	—	—	16
Loss on disposal of assets	—	683	28	3	44
Equity in net loss of unconsolidated affiliate	356	22	59	30	33
Changes in operating assets and liabilities:
Accounts receivable	159	(57)	(145)	71	(180)
Prepaid expenses and other assets	1,009	523	(209)	64	(187)
Accounts payable	(1,834)	(224)	87	8	572
Accrued and other liabilities	(309)	2,727	(1,191)	(587)	(1,575)
Deferred revenue	444	667	532	224	325

Net cash provided by (used in) operating activities	(10,062)	(157)	2,036	668	849

Cash flows from investing activities:
Purchase of equity investment	(26)	(124)	—	—	—
Net cash paid for acquired business	(1,136)	—	—	—	—
Purchases of property and equipment	(1,431)	(1,220)	(1,299)	(778)	(697)
Changes in restricted cash	690	—	30	—	—

Net cash used in investing activities	(1,903)	(1,344)	(1,269)	(778)	(697)

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(in thousands)

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net	8,839	3,256	7	—	—
Proceeds from exercise of common stock and preferred stock options and warrants	126	7	5	1	30
Repurchase of redeemable convertible preferred stock	—	—	—	—	(16)
Repayment of notes payable	(577)	(56)	—	—	—
Principal payments under capital lease obligations	(441)	(435)	(525)	(355)	(621)
Deferred costs associated with initial public offering	—	—	—	—	(419)
Proceeds from senior subordinated promissory note, net of issuance costs	2,471	—	—	—	4,909

Net cash provided by (used in) financing activities	10,418	2,772	(513)	(354)	3,883

Effect of exchange rate on cash and cash equivalents	(79)	48	(54)	(73)	(15)
Net increase (decrease) in cash and cash equivalents	(1,626)	1,319	200	(537)	4,020
Cash and cash equivalents, beginning of period	2,389	763	2,082	2,082	2,282

Cash and cash equivalents, end of period	$763	$2,082	$2,282	$1,545	$6,302

Supplemental disclosure of cash flow information:
Interest paid	$152	$112	$193	$62	$173

Income taxes paid	$9	$9	$62	$4	$45

Supplemental disclosure of noncash flow investing and financing activities:
Property and equipment acquired under capital leases	$137	$646	$1,503	$416	$1,013

Accretion on redeemable convertible preferred stock	$940	$1,709	$1,729	$855	$875

Unearned stock-based compensation	$—	$587	$1,717	$295	3,631

Issuance of redeemable convertible preferred stock and common stock upon an acquisition (Note 4)	$3,323	$—	$—	$—	$—

Issuance of redeemable convertible preferred stock upon conversion of notes payable and interest	$2,471	$—	$—	$—	$—

Issuance of redeemable convertible preferred stock in exchange for a note receivable from stockholder	$603	$—	$—	$—	$—

Gain on exchange of preferred stock and warrants in connection with recapitalization	$10,392	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company

      Online Partners.com, Inc. (OLP) was incorporated in Delaware in October 1997 and PlanetOut Inc. (the “Company”) was incorporated in Delaware in December 2000 as a wholly owned subsidiary of OLP for the sole purpose of acquiring all of the capital stock of PlanetOut Corporation (POC) (see Note 4). The transaction was structured in a manner that resulted in OLP and POC becoming wholly owned subsidiaries of the Company, with the former stockholders of OLP holding a majority of the voting securities of the Company. Accordingly, for accounting purposes OLP is the accounting acquirer and the historical financial statements of the Company are those of OLP.

      The Company is an online media company serving the lesbian, gay, bisexual and transgendered community. Through its Gay.com and PlanetOut.com websites, the Company offers membership based services and features. The Company generates revenue through subscription fees for premium membership services on Gay.com and PlanetOut.com, as well as advertising sales and sales of products and services through its e-commerce site, Kleptomaniac.com, and travel website, OutandAbout.com.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

      The Company has completed several rounds of private equity financing with its last round totaling $3.3 million, which was completed between February and September 2002. The Company incurred losses from operations since its inception and has an accumulated deficit of $36.8 million as of December 31, 2003 and $37.2 million (unaudited) as of June 30, 2004. The Company experienced operating losses in 2003 but had positive cash flows from operating activities.

      The Company’s expectations as to its cash flows, and as to future cash balances, are subject to a number of assumptions, including assumptions regarding anticipated revenues and customer purchasing and payment patterns, many of which are beyond the Company’s control. If revenue do not match projections and if losses exceed the Company’s expectations, the Company will need to raise additional capital or implement cost saving initiatives. However, there can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company or at all. The failure of the Company to generate sufficient revenue or to obtain additional funding on acceptable terms when needed could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made by management include the assessment of collectibility of accounts receivable, the determination of the allowance of doubtful accounts, the determination of the fair market value of its preferred and common stock, the valuation and useful life of its capitalized software and long-lived assets and the valuation of deferred tax asset balances. Actual results could differ from those estimates.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interim Financial Information

      The accompanying unaudited consolidated financial statements have been prepared and reflect all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly the financial position and the results of operations for the interim periods. The consolidated financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission, but omit certain information and footnote disclosure necessary to present the statements in accordance with generally accepted accounting principles. Results of interim periods are not necessarily indicative of results for the entire year.

Cash Equivalents

      The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. Interest is accrued as earned. As of December 31, 2002 and 2003, cash and cash equivalents included $1,514,000 and $1,573,000, respectively, of money market funds and commercial paper, the fair market value of which approximates costs.

Fair Value of Financial Instruments

      Carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are maintained by financial institutions in the United States, Europe and Argentina. Deposits in the United States may exceed federally insured limits. Management believes that the financial institutions that hold the Company’s investments are financially credit worthy and, accordingly, minimal credit risk exists with respect to those investments.

      The Company’s accounts receivable are derived primarily from advertising customers. The Company performs ongoing credit evaluations of its customers, does not require collateral and maintains allowances for potential credit losses when deemed necessary. To date, such losses have been within management’s expectations. In 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004 (unaudited), no single customer accounted for more than 10% of the Company’s revenue.

Foreign Currency Translation

      The functional currency for the consolidated foreign subsidiaries is their applicable local currency. Accordingly, the translation from their applicable local currency to U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income. Foreign currency translation gain and losses are reflected in the equity section of the Company’s consolidated balance sheets as accumulated other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in other income (expenses) in the consolidated statement of operations and for 2001, 2002 and 2003, have not been significant.

Inventory

      Inventory, which consists of finished goods held for sale, is recorded at the lower of cost (determined on a weighted average cost method) or market and the balance as of December 31, 2002 and 2003, and

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2004, of $29,000, $28,000 and $29,000 (unaudited), respectively, is included in other current assets.

Investments

      Investments in entities over which the Company has significant influence, typically those entities that are 20 to 50 percent owned by the Company, are accounted for using the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Company’s equity in undistributed earnings or losses since acquisition. The Company monitors such investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the evaluation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight line method over the estimated useful lives of the related assets ranging from 3 to 5 years. Leasehold improvements are amortized over the term of the lease ranging from 2 to 5 years. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.

Internal Use Software and Website Development Costs

      The Company capitalizes internally developed software costs in accordance with the Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and Emerging Issues Task Force Abstract No. 00-02, “Accounting for Web Site Development Costs” (“EITF 00-02”). Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, generally three years, once it is available for its intended use. During 2001, 2002 and 2003, the Company capitalized costs of $231,000, $333,000 and $855,000, respectively, and recorded $40,000, $119,000 and $273,000 of amortization expense, respectively.

Goodwill

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” In accordance with SFAS 142, the Company ceased amortizing goodwill, reclassified balance for assembled workforce to goodwill and performed a transitional test of its goodwill as of January 1, 2002. SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company’s reporting units exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company’s reporting unit’s goodwill with the carrying amount of that goodwill.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-lived Assets and Other Intangible Assets

      Other intangible assets are carried at cost less accumulated amortization. The Company amortizes other intangible assets on a straight line basis over their estimated useful lives, generally one to three years. Long-lived assets to be held and used and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Factors which are considered important that could trigger an impairment include, but are not limited to, the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of the Company’s use of the acquired assets or the strategy for the overall Company’s business;

•	Significant negative industry or economic trends; and

•	A current expectation that, more likely than not, a long-lived asset will be sold, modified or otherwise disposed of significantly before the end of its previously estimated useful life.

      Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset.

Restricted Cash

      As of December 31, 2002 and 2003, the Company had $60,000 and $30,000, respectively, of cash restricted from withdrawal and held by a bank as certificates of deposit and as collateral for the online processing of credit cards. Restricted cash is recorded under other assets in the accompanying consolidated balance sheets.

Revenue Recognition

      The Company’s revenue is derived principally from the sale of premium subscription services, banner and sponsorship advertisements and transactions services. Premium subscription services are generally for a period of one month to one year. Premium subscription services are generally paid for upfront by credit card, subject to cancellations by subscribers or charge backs from transaction processors. Revenue, net of estimated cancellations and charge backs, is recognized ratably over the service term. To date, cancellations and charge backs have not been significant and within management’s expectations.

      To date, the duration of the Company’s banner advertising commitments has ranged from one week to one year. Sponsorship advertising contracts have terms ranging from three months to two years and also involve more integration with the Company’s services, such as the placement of buttons that provide users with direct links to the advertiser’s website. Advertising revenue on both banner and sponsorship contracts are recognized ratably over the term of the contract, provided that no significant Company obligations remain at the end of a period and collection of the resulting receivables is reasonably assured at the lesser of the ratio of impressions delivered over the total number of undertaken impressions or the straight line basis. Company obligations typically include undertakings to deliver a minimum number of “impressions,” or times that an advertisement appears in pages viewed by users of the Company’s online properties. To the extent that these minimums are not met, the Company defers recognition of the corresponding revenue until the minimums are achieved.

      Transaction service revenue generated from sale of products held in inventory is recognized when the product is shipped net of estimated returns. The Company also earns commissions for facilitating the sale

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of third party products and services which are recognized when earned based on reports provided by third party vendors or upon cash receipt if no reports are provided.

Advertising

      Costs related to advertising and promotion are charged to sales and marketing expense as incurred. Advertising costs in 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 were $103,000, $144,000, $1,067,000, $493,000 (unaudited) and $1,031,000 (unaudited), respectively.

Stock-based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”), and related interpretations. The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and related interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Stock-based compensation determined under either APB No. 25 or SFAS No. 123 is recognized using the multiple option method prescribed by the Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans” (“FIN No. 28”), over the option’s vesting period, which generally is two to four years.

      The Company accounts for equity instruments issued to nonemployees in accordance with SFAS No. 123, Emerging Task Force Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and FIN No. 28. Accordingly, as these equity instruments vest, the Company will be required to remeasure the fair value of the equity instruments at each reporting period prior to vesting and then finally at the vesting date of the equity instruments.

      For the purposes of pro forma disclosures, the estimated fair value of the options granted under the Company’s stock option plans is amortized to expense over the vesting period of the respective options, generally two to four years.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The pro forma disclosures of the difference between compensation cost included in the net loss and the related cost measured by the fair value method as required by SFAS 123, as amended, are presented as follows (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Net income (loss) attributable to common stockholders, as reported:	$(7,008)	$(9,563)	$(2,481)	$(752)	$(1,291)
Add: Employee stock-based compensation expense included in reported net loss, net of tax	145	593	1,565	(202)	1,137
Less: Total employee stock-based compensation expense determined under fair value, net of tax	(352)	(538)	(1,959)	115	(1,358)

Pro forma net income (loss) attributable to common stockholders	$(7,215)	$(9,508)	$(2,875)	$(839)	$(1,512)

Net income (loss) per share attributable to common stockholders:
As reported — basic and diluted	$(6.27)	$(6.17)	$(1.53)	$(0.48)	$(0.74)

Pro forma — basic and diluted	$(6.45)	$(6.13)	$(1.77)	$(0.54)	$(0.86)

      The Company calculated the fair value of each common stock option grant on the date of grant using the minimum value method with the following assumptions: dividend yield of 0% and 10% for common stock and preferred stock, respectively; weighted average option term of five years and thirty months for common stock and preferred stock, respectively; risk free interest rate of 4.64% to 6.82%, 2.76% to 3.62%, 2.15% to 3.36%, 2.15% to 3.06% (unaudited), and 2.77% to 4.05% (unaudited) in 2001, 2002, 2003, and for the six months ended June 30, 2003 and 2004, respectively. The weighted fair value of common stock options granted was $0.00, $0.07, $0.02, $0.02 (unaudited) and $5.64 (unaudited) in 2001, 2002, 2003, and for the six months ended June 30, 2003 and 2004, respectively. The weighted fair value of preferred stock options granted was $0.19 in 2002.

Income Taxes

      The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Loss

      Other comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources and is reported in the consolidated statement of changes in stockholders’ equity (deficit). For 2001, 2002 and 2003, other comprehensive loss consists of changes in accumulated foreign currency translation adjustments during the period.

Segment Reporting

      The Company has one reporting segment. During 2001, 2002 and 2003, $864,000, $1,148,000 and $939,000, respectively, of the Company’s revenue was derived from its operations based in Europe and

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Argentina. As of December 31, 2001, 2002 and 2003, $146,000, $61,000 and $15,000, respectively, of the Company’s long-lived assets were held in Europe and Argentina.

Pro Forma Stockholders’ Equity (Unaudited)

      Immediately prior to the completion of the offering contemplated by this prospectus, all outstanding redeemable convertible preferred stock will automatically convert into an aggregate of 9,996,304 shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the balance sheet.

Net Income (Loss) Per Share

      Basic net income (loss) per share is computed using the weighted average number of shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common and potential common shares outstanding. Potential common shares consist of the incremental number of common shares issuable upon conversion of convertible preferred stock (using the if-converted method) and common shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potential common shares are excluded from the computation if their effect is anti-dilutive.

      The following table sets forth the computation of basic and diluted net loss attributable to common stockholders (in thousands, except per share amounts):

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Numerator:
Net income (loss) attributable to common stockholders	$(7,008)	$(9,563)	$(2,481)	$(752)	$(1,291)

Denominator for basic and diluted net income (loss) per common share:
Weighted-average common shares outstanding	1,118	1,551	1,624	1,566	1,749

Net income (loss) per share attributable to common stockholders —basic and diluted	$(6.27)	$(6.17)	$(1.53)	$(0.48)	$(0.74)

      The potential shares, which are excluded from the determination of basic and diluted net loss per share as their effect is anti-dilutive, are as follows (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Redeemable convertible preferred stock	86,748	95,677	102,227	95,677	102,003
Redeemable convertible preferred stock options and warrants	2,409	4,930	3,598	4,632	3,539
Common stock options and warrants	1,086	2,137	1,790	2,160	2,318
Common stock subject to repurchase	11	2	2	2	2

	90,254	102,746	107,617	102,471	107,862

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Net Income (Loss) Per Share (Unaudited)

      Pro forma net income (loss) per share in 2003 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company’s redeemable convertible preferred stock into shares of common stock effective upon the closing of the offering, as if such conversion occurred on the later of January 1, 2003, the date of original issuance or the date the repurchase right lapses. The following table sets forth the computation of pro forma net income (loss) per share for the year ended December 31, 2003 and for the six months ended June 30, 2004 (in thousands, except per share amounts):

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2003	2004

Numerator:
Net income (loss)	$(752)	$(416)

Denominator for basic and diluted net income (loss) per common share:
Weighted-average common shares outstanding	1,624	1,749
Adjustments to reflect the effect of the assumed conversion of the preferred shares from the date of the original issuance	8,880	9,489

	10,504	11,238

Pro forma net income (loss) per share —basic and diluted	$(0.07)	$(0.04)

Reclassifications

      Certain reclassifications have been made in the prior consolidated financial statements to conform to the current year presentation. The reclassifications did not change the previously reported net loss of the Company.

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that involuntarily terminated employees receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003. SFAS No. 146 prospectively changes the timing of when restructuring charges are recorded from the commitment date to the date that liability is incurred. The adoption of SFAS No. 146 did not have a material effect on the Company’s financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of annual periods ending after December 15, 2002, but had no impact on the Company. The adoption of FIN No. 45 did not have a material effect on the Company’s financial position or results of operations.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF No. 00-21). EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company’s financial position or results of operations.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” and in December 2003 the FASB issued FIN 46-R, a revised interpretation of FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46-R must be applied in the year ending December 31, 2004. The adoption of this standard did not have an impact on the Company’s financial position or results of operations since the Company has not invested in any variable interest entities.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 except for, nonpublic entities, as defined, it is effective beginning after December 31, 2004. The adoption of this standard does not have an impact on the Company’s financial position or results of operations since it currently does not have any financial instruments that would require classification as a liability.

      In April 2004, the EITF issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EIFT 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for fiscal periods beginning after March 31, 2004. The adoption of this standard did not have any impact on the resulting earnings per share of the periods presented.

Note 3 — Investments

      In October 2000 and July 2002, the Company acquired shares in Gay.it S.p.A., an Italian company that operates a website targeted towards the Italian gay community, for total consideration of $572,000. The Company owns 45% of Gay.it S.p.A., and this investment is accounted for using the equity method.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2001, the Company recorded an impairment charge of $280,000 for an other than temporary decline in the value of this investment. The recognition of the equity in net loss from this investment and impairment charges, if any, are included in equity in net loss on unconsolidated affiliate in the accompanying consolidated statements of operations for each year.

Note 4 — Acquisition

      On April 17, 2001, the Company acquired PlanetOut Corporation (“POC”), which operated a gay and lesbian online community. Each share of common and redeemable convertible preferred stock of POC was converted into one share of the Company’s common and redeemable convertible preferred stock, respectively. The total purchase consideration is detailed as follows (in thousands):

	Number	Fair Value

Common stock	697	$154
Series B-1 redeemable convertible preferred stock	907	335
Series B-2 redeemable convertible preferred stock	7,658	2,834
Acquisition expenses		976

		$4,299

Fair Value

Allocation of Purchase Consideration:
Net tangible liabilities	$(752)
Registered user base	1,140
PlanetOut trade name	140
Domain name	70
Assembled workforce	670
Goodwill	3,031

$4,299

      Additionally, the Company assumed all outstanding options and warrants of POC and converted them into options and warrants to purchase an equal number of shares of the Company’s common or redeemable convertible preferred stock. As a result, the Company issued 992,505 and 111,608 warrants to purchase Series B-2 redeemable convertible preferred stock and common stock, respectively, with exercise prices of $3.602 to $6.08 and $0.825, respectively, and issued 276,158 stock options with a weighted average exercise price of $11.15 in connection with the acquisition. The warrants and options were valued using the Black-Scholes option pricing model applying expected lives of four to five years, a weighted average risk free rate of 4.76%, a dividend yield of 0% and volatility of 75%. No amount was recorded for the warrants and options as the value was deemed to be insignificant.

      The acquisition was accounted for using the purchase method and, accordingly, the results of operations for PlanetOut Corporation have been included in the Company’s statement of operations from the date of acquisition. The tangible assets and liabilities acquired were recorded at fair value at the date of acquisition. The amounts allocated to identifiable intangibles were determined based upon management’s estimates using established valuation techniques and are being amortized on a straight-line basis over one to three years.

      The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of PlanetOut Corporation had occurred as of the beginning of the period

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

presented. The following pro forma includes only the effects of events directly attributed to the transaction that are factually supportable and expected to have a continuing impact (in thousands):

Year Ended
December 31, 2001

(Unaudited)
Revenue	$8,602

Net income (loss) attributable to common stockholders	$(9,980)

Net income (loss) per share attributable to common stockholders — basic and diluted	$(8.93)

      The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of periods presented, nor are they necessarily indicative of future operating results.

Note 5 —	Changes in Accounting for Business Combinations, Goodwill and Other Intangible Assets

      The Company adopted SFAS No. 142 on January 1, 2002, ceased amortizing goodwill balance totaling $3,403,000, which includes $678,000 of assembled workforce that was previously classified as intangible assets, and performed its initial impairment test on this date as required by the standard. The results of Step 1 of the goodwill impairment analysis showed that goodwill was not impaired as the market value of its one reporting unit exceeded its carrying value, including goodwill. Accordingly, Step 2 was not performed.

      The Company, which operates in one operating unit, performed its annual test on December 1, 2002 and 2003. The results of Step 1 of the goodwill impairment analysis showed that goodwill was not impaired as the estimated market value of its one reporting unit exceeded its carrying value, including goodwill. Accordingly, Step 2 was not performed. The Company will continue to test for impairment on an annual basis and on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amounts.

      The following table presents information showing the effects that non-amortization of goodwill and workforce would have had on the statement of operations in 2001 (in thousands):

Year Ended
December 31, 2001

Reported net loss attributable to common stockholders	$(7,008)
Goodwill and assembled workforce amortization	1,303

Adjusted net income (loss) attributable to common stockholders	$(5,705)

Net income (loss) attributable to common stockholders per share:
As reported — basic and diluted	$(6.27)

Adjusted — basic and diluted	$(5.10)

      Goodwill information is as follows (in thousands):

Goodwill

Balance at December 31, 2001	$2,725
Reclassification of assembled workforce on January 1, 2002	678

Balance at December 31, 2002, 2003 and June 30, 2004 (unaudited)	$3,403

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible assets subject to amortization consist of registered user base, trade names and other intangible assets with amortization periods of one to three years. The components of intangible assets, excluding goodwill, are as follows (in thousands):

	As of December 31, 2002			As of December 31, 2003			As of June 30, 2004

	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount

								(Unaudited)
Other Intangible Assets:
Registered user base	$3,278	$3,249	$29	$3,278	$3,278	$—	$3,278	$3,278	$—
Trade names	2,340	2,279	61	2,340	2,325	15	2,340	2,340	—
Other intangibles	726	553	173	726	721	5	726	726	—

Total	$6,344	$6,081	$263	$6,344	$6,324	$20	$6,344	$6,344	$—

      Total amortization expense in 2001, 2002 and 2003, was $2,337,000, $784,000 and $243,000, respectively. Intangible asset amortization expense of $20,000 (unaudited) was recognized in the first six months of 2004.

Note 6 — Other Balance Sheet Components

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
Account receivables (in thousands):
Trade accounts receivable	$1,220	$1,326	$1,500
Less: Allowance for doubtful accounts	(82)	(43)	(37)

Accounts receivable, net	$1,138	$1,283	$1,463

      In 2001, 2002 and 2003, the Company provided for an increase in the allowance of doubtful accounts of $98,000, $73,000 and $25,000, respectively, and wrote-off of accounts receivable against the allowance for doubtful accounts totaling $401,000, $43,000 and $64,000, respectively.

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
Property and equipment (in thousands):
Computer and network equipment	$3,631	$4,805	$5,665
Furniture and fixtures	278	278	275
Computer software	1,075	1,090	1,199
Leasehold improvements	293	355	357
Capitalized software and website development costs	564	1,419	1,770

	5,841	7,947	9,266
Less: Accumulated depreciation and amortization	(3,544)	(4,918)	(5,813)

	$2,297	$3,029	3,453

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For 2001, 2002 and 2003, and for the six months ended June 30, 2003 and 2004, depreciation and amortization expense of property and equipment was $1,840,000, $1,831,000, $1,787,000, $802,000 (unaudited) and $1,009,000 (unaudited), respectively.

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
Accrued liabilities (in thousands):
Accrued payroll and related liabilities	$505	$521	$568
Lease settlement payable (Note 9)	1,188	1,562	—
Other accrued liabilities	169	188	139

	$1,862	$2,271	$707

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
Other liabilities (in thousands):
Lease settlement payable, net of current portion (Note 9)	$1,562	$—	$—
Other liabilities	38	—	—

	$1,600	$—	$—

Note 7 — Related Party Transactions

     Note Receivable

      In May 2001, the Company issued a promissory note to an executive of the Company for $603,000 to fund the purchase of Series D redeemable convertible preferred stock. The principal and interest are due and payable in May 2006. Interest accrues at a rate of 8.5% per annum or the maximum rate permissible by law, whichever is less and is full recourse. The note is full recourse with respect to $24,000 in principal payment and the remainder of the principal is non-recourse. The note is collateralized by the shares of preferred stock, common stock, warrants and options owned by the executive. Interest income of $26,000, $52,000 and $52,000 was recognized in 2001, 2002 and 2003, respectively.

Consulting Service Agreement

      In March 1998, the Company entered into a financial advisory service agreement with HWJesse&Co (the “Business Advisor”), whose President at the time is also a member of the Board of Directors of the Company. Under the service agreement, the Business Advisor acted as advisor of the Company in several business and financial matters, as defined by the agreement. The agreement was terminated in May 2003. In consideration for the services rendered, the Company made aggregate cash payments of $78,000, $93,000 and $38,000 in 2001, 2002 and 2003, respectively. Additionally, in connection with this service agreement the Company issued to the Business Advisor options to purchase 73,097 shares of common stock at an exercise price of $0.21 per share. The Company has estimated the fair value of these options at $12,750 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; option term of 10 years; risk free interest rate of 6.91%; and an expected volatility of 75%.

Anchor Tenant Agreement

      In connection with the acquisition of POC, the Company assumed an agreement with America Online (“AOL”) which owns more than 5% of the Company’s common stock. Pursuant to this agreement, the

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company paid a fee of $625,000, $95,000 and $12,000, in 2001, 2002 and 2003, respectively, for promotion services which is recorded in sales and marketing.

Note 8 —	Commitments and Contingencies

Operating Leases

      The Company leases office space and equipment under noncancelable operating leases with various expiration dates through April 2006. The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense under the Company’s operating leases in 2001, 2002 and 2003, was $2,079,000, $1,271,000 and $584,000, respectively, net of sublease income of zero, $41,000 and zero, respectively.

      Future minimum payments under noncancelable operating lease agreements are as follows (in thousands):

Year Ending December 31,

2004	$534
2005	65
2006	1

$600

      In addition, accrued liabilities include a balance of $1,562 related to the settlement of an office lease that was terminated in September 2002 (See Note 9).

Capital Leases

      As of December 31, 2003, the future minimum lease payments under noncancelable capital leases are as follows (in thousands):

Capital
Year Ending December 31,	Leases

2004	$1,028
2005	529
2006	72
2007	40
2008	5

Total minimum lease payments	1,674
Less: Amount representing interest	(261)

Present value of capital lease obligations	1,413
Less: Current portion	(868)

Long-term portion of capital lease obligations	$545

      As of December 31, 2002 and 2003 the Company held property and equipment under capital leases with a cost of $1,790,000 and $2,656,000, respectively. The accumulated amortization on these assets was $1,130,000 and $1,403,000 as of December 31, 2002 and 2003, respectively.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Co-location Facility Agreement

      In January 2002, the Company entered into a co-location facility agreement with a third-party service provider. In exchange for providing a secure location for the Company’s network servers, the Company pays a minimum monthly fee of $31,000. Future minimum payments under the co-location facility agreement are $373,000 in 2004 and 2005.

Performance and Equity Participation Plan

      In December 2001, the Board of Directors approved the Performance and Equity Participation Plan, or PEP Plan. The PEP Plan is designed to enable the participation of the Company’s employees in the sale of the Company, should one occur, after any liquidation or similar payments are made with respect to Series D preferred stock and any other securities on par or senior to the Series D shares. The PEP Plan allows employees of the Company who have been identified as participants and who are employed by the Company at the time of an acquisition or sale of the Company to share in a bonus or PEP Pool, the size of which will be determined as a percentage of the value of the Company up to $125,000,000 at the time of the acquisition or sale, ranging from 6.3% to 8.6% of such value. The PEP Plan will automatically terminate upon completion of an initial public offering.

Indemnification

      In June 2001, the Company entered into an Indemnity Agreement with its President pursuant to which the Company agreed to indemnify him for certain costs of defense and damages that might be awarded against him in a lawsuit brought against him and the Company, among others, by a former employee. Specifically, the Indemnity Agreement provides that the Company will indemnify its President for his reasonable costs of defense, generally limited to no more than $3,500 per month, and for that portion of any damages awarded against him, if any, in an amount to be determined at arbitration, that the trier of fact finds resulted from actions he took within the scope of his employment with OLP.

Contingencies

      The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings, arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the Internet industry. The Company is currently involved in the following matters. The Company does not believe, based on current knowledge, that any of the following legal proceedings or claims are likely to have a material adverse effect on its financial position, results of operations or cash flows.

      In November 2000, a former employee of the Company filed a lawsuit against Online Partners.com, Inc., and a number of the Company’s former employees, including its current President, Mark Elderkin, and his partner, Jeff Bennett. The complaint alleges breach of contract, fraud and numerous other business torts. The plaintiff, Mr. Elderkin and Mr. Bennett were the sole holders of membership interests in Pridecom LLC, whose assets were assumed by Pridecom Inc. prior to its acquisition by Online Partners.com, Inc. in 1999. The plaintiff claims that the membership interest he negotiated in Pridecom LLC does not accurately represent the value of his contribution to Pridecom LLC or its successor entities. The plaintiff seeks an unspecified amount of fully vested stock, along with unspecified compensatory and exemplary damages. In July 2001, the San Francisco Superior Court ordered the parties to mediate the case and, if the mediation proved unsuccessful, to arbitrate the case. The matter was mediated in March 2004, but the Company was unable to reach agreement with the plaintiff. The Company intends to defend itself vigorously in this matter. No amount has been recorded for this contingency because the Company believes that the likelihood of loss is remote.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 2002, the Company was notified that DIALINK, a French company, had filed a lawsuit in France against PlanetOut and the Company’s French subsidiary, alleging that the Company had improperly used the domain names Gay.net, Gay.com and fr.gay.com in France, as DIALINK alleges that it has exclusive rights to use the word “gay” as a domain name and trademark in France. DIALINK seeks an injunction against the use of the word “gay” as a domain name and monetary damages of €300,000. The Company estimates that its range of possible loss is from no loss and no injunction to the full amount of the plaintiff’s prayer for relief. No amount has been recorded for this contingency because of uncertainty as to the amount that would be required to be paid, if any. The Company intends to defend itself vigorously in this matter.

Note 9 —	Lease Settlement

      In September 2002, the Company terminated its office lease and vacated the space due to the landlord’s failure to deliver further space as required by the lease agreement. The landlord subsequently requested an arbitration hearing to recover the payments remaining on the lease. In February 2003, a settlement was reached under which the Company agreed to pay $2,750,000 of which $1,188,000 was paid in 2003 and $1,562,000 (unaudited) was paid during the six months ended June 30, 2004. The settlement amount was accrued for in full in general and administrative expenses in 2002.

Note 10 —	Redeemable Convertible Preferred Stock

      The following table summarizes redeemable convertible preferred stock as of December 31, 2003 (in thousands):

		Shares
	Shares	Issued and	Liquidation
Series	Authorized	Outstanding	Amount

E	14,000	8,929	$7,203
D	42,500	35,037	29,404
C-1	13,070	8,018	1,596
C-2	18,340	8,813	4,142
C-3	3,536	2,432	620
C-4	23,414	14,355	17,513
C-5	21,640	19,112	19,877
B	5,600	5,531	1,434

	142,100	102,227	$81,789

Recapitalization

      In May 2001, the Company engaged in a recapitalization pursuant to which each holder of Series A-1, A-2, B-1, B-2 and B-3 redeemable convertible preferred stock and warrants to acquire preferred stock was given the option to invest in Series D redeemable convertible preferred stock. Preferred stock and warrant holders that invested in Series D redeemable convertible preferred stock would exchange their redeemable convertible preferred stock Series A-1, A-2, B-1, B-2 and B-3 to Series C-1, C-2, C-3, C-4 and C-5 redeemable convertible preferred stock and warrants on a 2.941494:1 basis, respectively. Preferred stock and warrant holders that did not invest in Series D had their redeemable convertible preferred stock and warrants converted to common stock and warrants on a 1:1 basis, the original conversion terms. In connection with the recapitalization, $2,471,000 of bridge notes payable and related interest were converted to Series D and the Company received $8,839,000 in cash (net of issuance costs of

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$549,000) and a $603,000 note receivable. Amounts converted or exchanged in the recapitalization are as follows (in thousands):

			Number of
			Shares of	Number of
		Preferred	Preferred	Common
	Number of	Stock Series	Stock	Shares
Original Preferred Stock Series	Shares	Exchanged for	Received	Received

A-1	4,141	C-1	8,018	129
A-2	5,933	C-2	8,813	267
B-1	907	C-3	2,432	7
B-2	7,658	C-4	14,355	253
B-3	7,055	C-5	19,112	51

	25,694		52,730	707

			Number of	Number of
			Preferred	Common
		Preferred	Stock	Stock
	Number of	Stock Series	Warrants	Warrants
Original Warrants for Preferred Stock Series	Warrants	Exchanged for	Received	Received

A-1	1,780	C-1	—	162
A-2	478	C-2	187	38
B-2	993	C-4	753	67
B-3	304	C-5	175	22

	3,555		1,115	289

      In connection with the recapitalization: (1) Series A-2 and B-3 preferred stock and preferred stock warrants were exchanged for Series C-2 and C-5 preferred stock and preferred stock warrants, respectively, and the Company recorded a credit to accumulated deficit of $13,500,000 which represents the excess of the carrying value of the preferred stock and warrants exchanged over the fair value of the preferred stock and warrants received resulting in a decrease of the carrying value of the preferred stock; (2) Series A-1, B-1 and B-2 preferred stock and Series B-2 preferred stock warrants were exchanged for Series C-1, C-3 and C-4 preferred stock and warrants, respectively, and the Company recorded a charge to additional paid-in capital of $4,320,000 which represents the excess of the fair value of the preferred stock and warrants received over the carrying value of the preferred stock and warrants exchanged resulting in an increase of the carrying value of the preferred stock; and (3) Series A-1, A-2, B-2 and B-3 preferred stock warrants were exchanged for common stock warrants and the Company recorded a credit to accumulated deficit of $1,212,000 which represents the excess of the carrying value of the warrants exchanged over the fair value of the common stock warrants received.

      In accordance with EITF Topic D-42, the net gain of $10,392,000 on the exchange of the preferred stock and the preferred stock warrants in the connection with the recapitalization is offset against net loss in determining the net loss attributable to common stockholders for purposes of computing earnings per share.

      The carrying value of $7,458,000 related to the 7,767,000 shares of preferred stock that was converted into common stock was reclassified from preferred stock to common stock and additional paid-in capital upon conversion.

      The rights, privileges and restrictions of holders of Series C-1, C-2, C-3, C-4, C-5, D and E redeemable convertible preferred stock (“Series C-1”, “Series C-2”, “Series C-3”, “Series C-4”, “Series C-5”, “Series D” and “Series E,” respectively) are set forth in the Company’s Amended and

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restated Certificate of Incorporation (the “Certificate of Incorporation”), as amended, and are summarized as follows:

Dividends

      The holders of Series D and Series E are entitled to receive cumulative dividends in preference to any dividend on any other preferred Series or common stock, at the amount of $0.037 per share per annum, compounded quarterly. In addition, each share of Series D and Series E shall share on a pro rata basis with any dividends payable to holders of common stock on an as-converted basis. The cumulative unpaid dividends are $4,071,000 and $4,884,000 (unaudited) as of December 31, 2003 and June 30, 2004, respectively. Cumulative dividends terminate in the event of an initial public offering.

      The holders of Series C-1, C-2, C-3, C-4, and C-5 are entitled to receive noncumulative dividends in preference to any dividend on common stock, when and if declared by the Board of Directors. After payment of any dividends pursuant to Series D, Series E or Series C, any additional dividends shall be distributed among all the holders of common stock. The Series B shall not be entitled to receive any dividends.

Liquidation

      In the event of any liquidation, dissolution, or winding up of the Company either voluntary or involuntary or a merger or consolidation with any other corporation, or a sale or other transfer of substantially all the assets of the Company, the holders of Series E shall be entitled to receive, in preference to the holders of Series D, C-1, C-2, C-3, C-4, C-5, B and common stock, an amount equal to $0.74 per each outstanding share plus an amount equal to all accrued but unpaid dividends. Upon completion of the required distribution for Series E, the holders of Series D shall be entitled to receive, in preference to the holders of Series C-1, C-2, C-3, C-4, C-5, B and common stock, an amount equal to $0.74 per each outstanding share plus an amount equal to all accrued but unpaid dividends. Upon completion of the required distribution for Series D, the holders of Series C-1, C-2, C-3, C-4, and C-5 shall be entitled to receive, in preference to the holders of Series B and common stock, an amount equal to $0.199, $0.47, $0.255, $1.22, and $1.04, respectively, per each outstanding share. Upon completion of the required distribution for Series E, D, C-1, C-2, C-3, C-4 and C-5, the holders of Series B shall be entitled to receive, in preference to the holder of common stock an amount per share equal to i) total amount of the Value Pool, as defined by the Company’s Certificate of Incorporation, divided by ii) the total number of outstanding shares of Series B. Following the above payments, the remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably among the holders of Series E, D, C-1, C-2, C-3, C-4 and C-5, and the holders of common stock in proportion to the number of shares of common stock held on an as-if converted basis.

Redemption

      At the individual option of each holder of shares of Series E and D, the Company shall redeem, at any time on or after May 1, 2006, the number of shares of Series E or D held by such holder by paying in cash a sum equal to $0.37 per share plus all accrued but unpaid dividends on such shares on the date of redemption (the “Redemption Price”). The Redemption Price shall be payable in two equal installments on the redemption date and on the first anniversary of the redemption date. In 2001, 2002, 2003 and for the six months ended June 30, 2003 and 2004, the Company recorded $940,000, $1,524,000, $1,607,000, $795,000 (unaudited) and $813,000 (unaudited), respectively, of accretion for cumulative dividends.

      In addition to the accretion for cumulative dividends described above, the Company recorded accretion of $185,000, $122,000, $60,000 (unaudited) and $62,000 (unaudited) in 2002 and 2003, and for the six months ended June 30, 2003 and 2004, respectively, in connection with issuance costs capitalized

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and recorded against the gross proceeds received from the issuance of Series D and E using the effective interest method.

      If the Company does not have sufficient funds legally available to redeem all shares of Series E and D at the redemption date, the funds legally available will be used to redeem the maximum possible number of shares ratably among the holders of such shares, treating shares of Series E and D on a pari passu basis.

Conversion

      Each share of Series E, D, C-1, C-2, C-3, C-4 and C-5 are convertible at the option of the holder at any time after the issuance date of such share into a number of shares of common stock determined by dividing the sum of the original issue price and all accrued or declared but unpaid dividends by the conversion price, subject to adjustments as defined by the Company’s Certificate of Incorporation, applicable to such shares on the conversion date.

      Each share of Series E, D, C-1, C-2, C-3, C-4 and C-5 shall automatically be converted into shares of common stock at the then conversion price immediately prior to the earlier of (i) closing of an underwritten public offering under the Securities Act of 1933, with a total public offering price of not less than $15,000,000 and a per share common stock price of at least $0.74, as adjusted for stock splits, stock dividends, recapitalizations and the like, (a “Qualifying Public Offering”), and (ii) the date specified by written consent or agreement of the Requisite Preferred Holders, as defined by the Company’s Certificate of Incorporation.

      Upon the closing of a Qualified Public Offering, the Series B will be converted into shares of common stock at the conversion rate of 11:1 to 4.4:1, as adjusted for stock splits, stock dividends, recapitalizations and the like, depending on the valuation of the Company in the Qualified Public Offering, in accordance with the Company’s Certificate of Incorporation.

Voting

      The holders of each share of Series E, D, C-1, C-2, C-3, C-4, and C-5 are entitled to vote on all matters and entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted pursuant to the conversion rights, and shall be entitled to vote together with holders of common stock with respect to any matter upon which holders of common stock have the right to vote.

      As long as 61,250,000 shares of Series E, D, C-1, C-2, C-3, C-4, and C-5 are outstanding, in the aggregate, the Company must obtain approval from a majority of the holders of such shares in order to adversely alter the rights, preferences or privileges of the Series E, D, C-1, C-2, C-3, C-4, and C-5; increase the authorized number of shares of Series E, D, C-1, C-2, C-3, C-4, and C-5; authorize or issue or obligate itself to issue any other security; effect any recapitalizations; pay dividends or make other distributions on the capital stock of the Company; redeem, purchase or otherwise acquire any shares of preferred stock or common stock; provided, however, that this restriction shall not apply to (i) shares of common stock subject to repurchase by the Company at cost upon the occurrence of certain events such as termination of employment, and (ii) the redemption of any shares of Series E, D, C-1, C-2, C-3, C-4, and C-5, in accordance with the Company’s Certificate of Incorporation.

Note 11 — Warrants

      In connection with certain acquisitions, financing arrangements and in exchange for services rendered, the Company issued warrants to purchase shares of the Company’s redeemable convertible preferred and

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock. The following warrants were outstanding as of December 31, 2003 (in thousands, except per share amounts):

	Number
	Outstanding
	and		Year of
	Exercisable	Exercise Price	Expiration

Series D warrants	1,294	$0.37	2006
Series C-4 warrants	754	$1.22	2005
Series C-5 warrants	175	$1.04	2005
Common stock warrants	218	$0.83 to $82.50	2004 to 2006

      In August 2000, the Company issued a warrant to the landlord of the Company’s office building to purchase common stock and an additional warrant to purchase common stock which becomes exercisable as certain additional space becomes available for lease. The warrants have a term of 7 years. The fair value of the exercisable warrants was calculated using the Black-Scholes option pricing model applying an expected life of 7 years, a risk-free interest rate of 6.06% to 5.00%, a dividend yield of 0%, and volatility of 75%. The fair value of the exercisable warrants to purchase 25,473 shares of common stock was $30,000 and was amortized over the term of the lease agreement, with amortization of $4,000 and $24,000 being recognized in 2001 and 2002, respectively. During 2002, 553 warrants were exercised. As part of the lease settlement agreement in 2003 (see Note 9) the remaining warrants were cancelled.

      In connection with the issuance of convertible notes in 2001, the Company issued warrants to purchase 1,631,754 shares of Series D at $0.37 per share. The warrants expire on the earlier of May 2006 or six months after the effective date of the Company’s initial public offering. The Company valued the warrants using the Black-Scholes option pricing model applying an expected life of five years, weighted average risk-free interest rate of 4.65%, a dividend yield of 0% and volatility of 75%. The proceeds were apportioned between the note and the warrants, and the amount allocated to the warrants of $334,000 was amortized to interest expense in 2001, as the notes were converted into preferred stock. During 2001, 337,836 warrants were exercised.

Note 12 — Stock Option Plans

      On December 4, 1997, the Company adopted the 1997 Stock Option Plan and on April 17, 2001, the Company assumed the PlanetOut Corporation 1996 Stock Option Plan and PlanetOut Corporation 1996 Equity Incentive Plan (as part of the acquisition of PlanetOut Corporation). On January 22, 2002, the Company adopted the PlanetOut Partners, Inc. 2001 Equity Incentive Plan (hereinafter collectively referred as the “Plans”). The Plans provide for the granting of stock options and rights to acquire restricted stock to employees, outside directors and consultants of the Company. Options granted under the Plans may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees and nonqualified stock options (“NSO”) may be granted to Company employees and consultants. As of December 31, 2003, the Company has reserved an aggregate of 2,243,646 and 2,800,000 shares of common stock and Series D, respectively, for issuance under the Plans.

      Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO shall not be less than 100% of the value of the shares on the date of grant; and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the Plans are generally exercisable at the date of grant with unvested shares subject to repurchase

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the Company. To date, options granted under the Plans generally vest over four years for common stock options and over two years for Series D options.

      The following is a summary of common stock option activity (in thousands, except per share amounts):

	Shares
	Available		Weighted
	for	Options	Average
	Grant	Outstanding	Price

Balances at December 31, 2000	28	547	$7.15
Additional shares reserved	366	—
Options granted	(276)	276	11.55
Options exercised	—	—
Options cancelled	174	(174)	8.69

Balances at December 31, 2001	292	649	8.58
Additional shares reserved	1,528	—
Options granted	(1,629)	1,629	0.44
Options exercised	—	(16)	0.44
Options cancelled	525	(525)	8.69

Balances at December 31, 2002	716	1,737	0.99
Additional shares reserved	—	—
Options granted	(102)	102	0.77
Options exercised	—	(160)	0.44
Options cancelled	107	(107)	0.55

Balances at December 31, 2003	721	1,572	1.10
Additional shares reserved (unaudited)	643	—
Options granted (unaudited)	(800)	800	9.00
Options exercised (unaudited)	—	(61)	0.46
Options cancelled (unaudited)	172	(172)	1.92

Balances at June 30, 2004 (unaudited)	736	2,139	4.02

      Common stock option holders have the right to exercise unvested options granted prior to July 11, 2000, subject to a repurchase right held by the Company, which generally lapses ratably over four years, at the original exercise price in the event of voluntary or involuntary termination of employment of the stockholder.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about common stock options outstanding, exercisable and vested as of December 31, 2003 (in thousands, except per share amounts):

	Options Outstanding and Exercisable
				Options Vested
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
	Outstanding	Life (Years)	Price	Vested	Price

Exercise Price
$0.003	31	2.3	$0.033	31	$0.033
0.033	22	2.3	0.363	22	0.363
0.040	1,228	8.5	0.440	615	0.440
0.067	5	4.9	0.736	5	0.736
0.070	120	9.1	0.770	13	0.770
0.100	2	9.9	1.100	—	1.100
0.205	104	5.5	2.255	104	2.255
1.231	26	6.5	13.541	25	13.541
1.330	34	6.4	14.630	34	14.630

	1,572	8.1	$1.106	849	$1.61

      As of December 31, 2001 and 2002, the Company had 534,363 and 1,737,025 common stock options exercisable with a weighted average exercise price of $6.82 and $0.99 per share, respectively.

      All options granted were intended to be exercisable at a price per share not less than the fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Company’s Board of Directors determined these fair market values in good faith based on the best information available to the Board and the Company’s management at the time of grant. Although the Company believes that these determinations accurately reflect the historical value of the Company’s common stock, management has retroactively revised the deemed valuation of its common stock for the purpose of calculating stock-based compensation expense. The Company has valued stock options issued subsequent to December 31, 2003 based on their intrinsic value, using straight line interpolation of the deemed value of the Company’s common stock at December 31, 2003 $1.10 to the contemplated offering price of $13.42 at March 25, 2004. The deemed fair market value of options issued subsequent to March 25, 2004 reflects no discount to the anticipated offering price. The following table provides a breakdown of the Company’s option grants since June 30, 2003 (the date 12 months prior to the Company’s most recent balance sheet), together with their estimated compensation charges, based on

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revised estimates of the deemed value of the Company’s common stock (in thousands, except per share amounts):

	Number of	Exercise	Deemed	Intrinsic	Compensation
	Shares	Price	Fair Value	Value	Charge

Grant Date
July 29, 2003	19	$0.77	$0.77	$—	$—
September 23, 2003	15	0.77	0.77	—	—
December 10, 2003	2	1.10	1.10	—	—
January 15, 2004	3	1.10	5.28	4.18	11
February 6, 2004	6	2.20	7.84	5.64	32
March 25, 2004	23	8.25	13.42	5.17	118
April 26, 2004	758	9.02	13.42	4.40	3,336
May 21, 2004	3	12.10	13.42	1.32	4
June 23, 2004	11	13.42	13.42	—	—

      The following is a summary of Series D option activity (in thousands, except per share amounts):

		Options Outstanding

	Shares		Weighted
	Available	Number	Average
	for	of	Exercise
	Grant	Shares	Price

Shares reserved	2,800
Options granted	(2,813)	2,813	$0.37
Options cancelled	293	(293)	0.37

Balances at December 31, 2002	280	2,520	0.37
Options exercised		(1,019)	0.37
Options cancelled	126	(126)	0.37

Balances at December 31, 2003	406	1,375	0.37
Options cancelled	59	(59)	0.37

Balances at June 30, 2004 (unaudited)	465	1,316	$0.37

      The following table summarizes information about Series D options outstanding, exercisable and vested as of December 31, 2003 (in thousands, except per share amounts):

	Options Outstanding and Exercisable			Options Vested

Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (Years)	Price	Vested	Price

$0.37	1,375	7.8	$0.37	1,254	$0.37

      As of December 31, 2002, the Company had 2,520,355 Series D options exercisable with a weighted average exercise price of $0.37 per share.

Stock-based Compensation Associated with Awards to Employees

      The Company issued options and restricted stock to employees and recorded unearned stock-based compensation related to these awards in 1999 and 2000 which is being amortized over the vesting period.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recorded stock-based compensation of $145,000 and $113,000 in 2001 and 2002, respectively.

      In August 2003, the Company permitted those employees who began their employment with the Company prior to 2001 to exercise their Series D and common stock options up to a number equal to the options vested as of December 31, 2002 at an exercise price of $0.001 per share. A total of 1,019,217 and 151,656 Series D and common stock options were exercised, respectively. As a result of this modification, the Company recorded stock-based compensation for the intrinsic value of the options at the date of exercise in 2003 in the amount of $522,000.

Option Cancellation and Regrant Program

      In January 2002, the Company implemented an Option Cancellation and Regrant Program (the “Program”). The Program offered current Company employees the opportunity to cancel certain common stock options with an exercise price in excess of $1.10 per share, in exchange for the Company’s promise to grant replacement common stock options in August 2002 at an exercise price equal to the fair value of the common stock on the grant date. The number of new common stock options would be at least equal to the common stock options cancelled. The Program resulted in the cancellation of 417,675 common stock options at a weighted-average exercise price of $10.67 per share and the grant, on August 23, 2002, of 1,524,392 common stock options at exercise price of $0.44 per share.

      Additionally, in January 2002, the Company issued to the participants of the Program, an aggregate of 2,632,357 Series D options at an exercise price of $0.37 per share. Of the total Series D options, a total of 1,708,784 Series D options (the “Replacement Awards”) are subject to variable plan accounting, as they were granted within 6 months and one day from the cancellation date of the original awards, as defined by FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25” (“FIN No. 44”). Under FIN No. 44, the Company will remeasure the intrinsic value of the Replacement Awards until such options are exercised, forfeited or expire. Subsequently, in August 2003 a total of 1,019,217 Series D options were exercised. In 2002 and 2003, the Company recorded stock-based compensation related to the Replacement Awards of $480,000 and $35,000, respectively.

Restricted Stock Grant

      In August 2003, the Company issued 5,531,178 restricted shares of Series B at a purchase price of $0.07 per share to all employees as of July 31, 2003, with the exception of one executive officer, which vest over a term of two years beginning on the later of February 1, 2003 or the date of hire. As a result, the Company recorded unearned stock-based compensation for the estimated fair value of Series B at date of exercise of $1,267,000, which is being amortized over the vesting period. The Company recorded stock-based compensation of $1,008,000 associated with the issuance of these awards in 2003, respectively. Related unearned stock-based compensation as of December 31, 2003, totaled $259,000 of which $255,000 and $4,000 are expected to be amortized in 2004 and 2005, respectively. As of December 31, 2003, there were 3,040,130 shares subject to repurchase by the Company at the original issuance price.

Stock-based Compensation Associated with Awards Granted to Nonemployees

      The Company issued preferred stock and a warrant to purchase preferred stock to nonemployees in 2000 for services to be rendered over a two year period. The Company recorded the fair value of $1,649,000 as deferred cost and amortized this over the service period. The Company recorded stock-based compensation of $610,000 and $92,000 in cost of revenue in 2001 and 2002 related to these awards.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2002 and 2003, the Company granted 287,640 and 9,906 Series D options and common stock options, respectively, at an exercise price of $0.37 and $0.77 per share, respectively, to consultants in consideration for their services rendered to the Company. Of these grants, 30,143 Series D options were fully vested at the date of grant and the remaining of these grants are subject to a vesting period of two years from the date of grant. On each reporting period, the Company recognizes stock-based compensation expense associated with these options as they vest and estimates their fair value based on the Black-Scholes option pricing model and its applicable assumptions at each reporting period. Accordingly, in 2002 and 2003, the Company recorded stock-based compensation expense totaling $32,000 and $32,000, respectively. The following assumptions were utilized: expected dividend yield of 10%; risk-free interest rate ranging from 4.13% to 5.18%; expected volatility ranging from 75% to 76%; and a remaining contractual life ranging from 8 to 10 years.

Note 13 — Deferred Contribution Plan

      The Company maintains a defined contribution plan in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (“IRC”). Eligible U.S. employees may contribute a percentage of their pre-tax compensation, subject to certain IRC limitations. The Plan provides for employer matching contributions to be made at the discretion of the Board of Directors. Employer matching contributions were $57,000, $61,000 and $75,000 for 2001, 2002, 2003, respectively.

Note 14 —	Income Taxes

      The provision for income taxes is $9,000, $9,000 and $149,000 in 2001, 2002 and 2003, respectively. The Company’s effective tax rate differs from the statutory rates, primarily due to no tax benefit for operating losses.

      The components of temporary differences which give rise to deferred taxes are (in thousands):

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$14,908	$15,140
Accruals	233	210
Other	569	101

	15,710	15,451
Less: Valuation allowance	(15,710)	(15,451)

	$—	$—

      Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a full valuation allowance against its net deferred tax assets. The valuation allowance increased by $6,039,000 and $3,915,000 in 2001 and 2002, respectively, and decreased by $281,000 in 2003 and will be available in future years to offset income.

      As of December 31, 2003, the Company had net operating loss carryforwards of $37,781,000 and $26,913,000 for federal and state net operating loss carryforwards, available to offset future taxable income which expires in varying amounts beginning in 2012 and 2005, respectively.

      Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and credits may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include,

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The amount of such limitation, if any, has not been determined.

Note 15 — Subsequent Events

Initial Public Offering

      In April 2004, the Company’s Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

2001 Equity Incentive Plan

      In April 2004, the Company increased the number of shares reserved under its 2001 Equity Incentive Plan by 54,270 shares.

2004 Equity Incentive Plan

      In April 2004, the Company adopted its 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan authorizes the award of incentive and nonqualified stock options, stock purchase rights, stock bonus awards, restricted stock awards, restricted stock units, stock appreciation rights, phantom stock rights and other similar equity-based awards to employees, directors and consultants. The Board of Directors, or committee designated by the Board of Directors, will administer the 2004 Plan.

      In the event of a change of control, defined as a sale of substantially all of the Company assets, certain mergers or consolidations with or into another company and acquisition of a majority of the outstanding shares of stock, the outstanding awards will accelerate in full and terminate upon the close of the change of control unless the successor corporation agrees to assume those awards. The Board of Directors has the discretion to accelerate vesting with respect to options not being assumed.

      The Company has reserved 545,454 shares for issuance under the 2004 Plan. The number of shares reserved for issuance under the 2004 Plan (automatically) increases on January 1 of each year starting in 2005 through 2014 by the least of (a) 545,454 shares, (b) 4% of the outstanding shares of common stock as of the first day of applicable year or (c) such lesser amount as determined by the Board of Directors.

      The 2004 Plan will automatically terminate on the tenth anniversary unless the Board of Directors terminates prior to that date.

2004 Executive Officers and Directors Equity Incentive Plan

      In April 2004, the Company adopted its 2004 Executive Officers and Directors Equity Incentive Plan. The 2004 Executive Officers and Directors Plan authorizes the grant of incentive stock options to the Company’s executive officers and directors. The Company has reserved 358,876 shares for issuance under the 2004 Executive Officers and Directors Plan.

Stock Split

      In April 2004, the Company’s Board of Directors approved a reverse stock split of the Company’s Common Stock in a range of one for ten to one for fifteen shares. The actual split ratio of one for eleven shares of the Company’s Common Stock was approved by a committee of the Board of Directors effective as of July 19, 2004, following stockholder approval of the range. All share, per share and stock option data information, including the conversion rates of the redeemable convertible preferred stock, in the financial statements for all periods have been retroactively restated to reflect the reverse stock split.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Subordinated Promissory Note

      In May 2004, the Company entered into a $5 million senior subordinated promissory note with a related party. The note is due on the earlier to occur of January 18, 2007 or the 30th day after the completion of an initial public offering with gross proceeds of $30 million or more. The Company may prepay the note at any time without penalty. The note bears interest at a rate of 11% per year with interest payable monthly. If the note remains outstanding on January 1, 2007, the interest rate on the note will automatically increase to 22% per year. The note is currently unsecured, but if in the future the Company fails to meet certain financial covenants regarding its tangible net worth and the ratio of its current assets to current liabilities, the note holder will have the option to take a security interest in all of its assets. In the event that the note holder takes a security interest in its assets, the interest rate on the note will be reduced to 8% per annum. In connection with the issuance of the notes, the Company issued to the purchaser of the note a warrant to purchase 45,454 shares of its common stock at an exercise price of $0.011 per share. The terms of the warrant provide that if the entire amount of the senior subordinated promissory note has not been repaid prior to May 15, 2005, the number of shares for which the warrant may be exercised shall automatically increase to 90,908. The Company valued the warrant using the Black-Scholes option pricing model applying a contractual life of 5 years, weighted average risk-free interest rate of 3.89%, a dividend yield of 0% and volatility of 75%. The proceeds of the note is apportioned between the note and the warrant, and the amount allocated to the warrant of $543,000 is recorded as additional interest expense over the term of the note.

Headquarters Office Lease

      In July 2004, the Company entered into a new seven-year lease through January 2012 for approximately 56,500 square feet of office space for executive offices in San Francisco. The Company intends to relocate its offices in late 2004 or early 2005. The future minimum lease payments are $966,000 in 2005; $1,342,000 in 2006; $1,375,000 in 2007 and 2008; $1,422,000 in 2009; and $3,099,000, thereafter.

     Welcome to our community.

     PlanetOut Inc.

4,650,000 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

RBC Capital Markets
WR Hambrecht + Co

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$9,503
NASD Filing Fee	8,000
Nasdaq National Market Listing Fee	95,000
Printing Costs	225,000
Legal Fees and Expenses	700,000
Accounting Fees and Expenses	550,000
Blue Sky Fees and Expenses	15,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	17,497

Total	1,625,000

Item 14.	Indemnification of Directors and Officers.

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duty as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the restated certificate of incorporation and bylaws of the registrant provide that:

•	the registrant is required to indemnify its directors and officers and such persons serving as a director, officer, employee or agent in other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary;

•	the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

•	the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amounts if it is finally determined that such person is not entitled to indemnification under Delaware law;

•	the rights conferred in the registrant’s restated certificate of incorporation and bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and

•	the registrant may not retroactively amend the provisions of our restated certificate of incorporation or bylaws in a way that is adverse to the registrant’s directors, executive officers, employees and agents in these matters.

      The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law, the registrant’s restated certificate of incorporation and the bylaws, as well as certain additional procedural protections. The indemnification agreements provide that the registrant’s directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and amounts paid in settlement or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors, officers, employees, agents or fiduciaries of any other company or enterprise when they are serving in these capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, counterclaim or cross claim, except with respect to proceedings specifically authorized by the registrant’s board of directors, brought to enforce a right to indemnification under the indemnification agreement, the registrant’s restated certificate of incorporation or bylaws or as required by Delaware law. In addition, under the agreements, the registrant is not obligated to indemnify, or advance expenses to, the indemnified party:

•	for any expenses incurred by the director or executive officer with respect to any proceeding instituted by such party to enforce or interpret the indemnification agreement, if a court of competent jurisdiction determines that each of the material assertions made by such party was not made in good faith or was frivolous;

•	for any damages or expenses incurred by the director or officer in an action brought by or in the name of the registrant to enforce or interpret the indemnification agreement if a court of competent jurisdiction determines in a final judgment that each of the material defenses asserted by such director or officer was made in bad faith or was frivolous;

•	for expenses or liabilities of any type to the extent the director or officer has otherwise received payment for such amount, whether under an insurance or otherwise;

•	for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement;

•	For expenses and the payment of profits arising from the purchase or sale by the indemnified party of securities of the registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, if a court of competent jurisdiction makes a final determination that the director or officer has violated such laws; and

•	For any acts, omission, or transaction for which a director or officer may not be indemnified under Delaware law, as determined in a final judgment by a court of competent jurisdiction.

      The indemnification provisions in the registrant’s restated certificate of incorporation, bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

      Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number

Form of Underwriting Agreement	1.1
Certificate of Incorporation of Registrant	3.1
Certificate of Incorporation of Registrant to be in effect after offering	3.2
Amended and Restated Bylaws of Registrant	3.3
Form of directors’ and officers’ indemnification agreement	10.22
Indemnity Agreement dated June 28, 2001 between Online Partners.com, Inc. and Mark Elderkin, Jeffrey Bennett, Pridecom Productions, L.L.C. and PrideCom Productions, Inc.	10.3
Amended and Restated Investors’ Rights Agreement by and among the Registrant and the parties identified in Schedule A thereto	10.23

Item 15.	Recent Sales of Unregistered Securities.

      During the last three years we have issued unregistered securities as described below. The share and per share amounts below reflect shares of preferred stock on an as-converted to common stock basis, after giving effect to an 11-for-1 reverse stock split effective as of July 19, 2004.

      In February 2001, we issued convertible promissory notes in the aggregate principal amount $2.4 million and warrants exercisable for an aggregate of 148,341 shares of our series D preferred stock, at an exercise price of $4.07 per share to 10 accredited investors. The principal amount of these notes, together with approximately $56,000 of accrued interest, was converted into a total of 607,125 shares of series D preferred stock at the initial closing of our series D financing described below. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

      In April 2001, we acquired all of the outstanding shares of capital stock of Online Partners.com, Inc. and PlanetOut Corporation in a merger transaction in which we issued a total of 376,462 shares of our series A-1 preferred stock, 539,342 shares of our series A-2 preferred stock, 82,415 shares of our series B-1 preferred stock, 696,152 shares of our series B-2 preferred stock, 641,332 shares of our series B-3 preferred stock and 845,399 shares of our common stock, to the previous stockholders of PlanetOut Corporation and Online Partners.com. In addition, we assumed warrants exercisable for a total of 161,831 shares of our series A-1 preferred stock, 37,684 shares of our series A-2 preferred stock, 90,224 shares of our series B-2 preferred stock, 27,636 shares of our series B-3 preferred stock and 179,476 shares of our common stock. These issuances were exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof, following a fairness hearing before the California Commissioner of Corporations.

      From April 2001 through August 2001, we issued and sold an aggregate of 3,061,816 shares of our series D preferred stock at a per share price of $4.07 for aggregate cash consideration of $12,461,602 to 67 accredited investors. In connection with these sales, we issued to the purchasers of our series D preferred stock a total of 4,793,608 shares of our series C-1, C-2, C-3, C-4 and C-5 preferred stock upon conversion of shares of our capital stock held by these purchasers. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

      From February through September 2002, we issued and sold an aggregate of 811,743 shares of our series E preferred stock to 26 accredited investors at a per share price of $4.07 per share for aggregate cash consideration of $3,303,831. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

      In August 2003, we issued 1,257,027 shares of our series B preferred stock to a number of our employees, directors and consultants at a per share price of $0.0044 for aggregate cash consideration of $5,531. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) thereof on the basis that the transaction was pursuant to a compensatory benefit plan.

      Since April 2001, we have granted options to purchase a total of 255,693 shares of our series D preferred stock all at an exercise price of $4.07 per share to a number of our employees, directors and consultants. The gross number of options granted during this period does not reflect option exercises, cancellations or terminations subsequent to grant. These transactions were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) thereof on the basis that the transactions were pursuant to a compensation benefit plan.

      Since April 2001, we have granted options to purchase a total of 4,145,713 shares of our common stock with a weighted average exercise price of $4.80 per share to a number of our employees, directors and consultants, including options exercisable for a total of 345,241 shares of our common stock granted to our named executive officers and 13,635 shares granted to our non-employee directors on April 26, 2004, at an exercise price of $9.02 per share. The gross number of options granted during this period does not reflect option exercises, cancellations or terminations subsequent to grant. These transactions were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) thereof on the basis that the transactions were pursuant to a compensation benefit plan, and, with respect to options granted on April 26, 2004 under our 2004 executive officers and directors equity incentive plan, pursuant to Rule 506 promulgated under Regulation D thereof.

      In connection with the issuance of our senior subordinated promissory note to Peter Allard in May 2004, we issued to Mr. Allard a warrant exercisable for 45,454 shares of our common stock at an exercise price of $0.011 per share. As described in the prospectus, the terms of the warrant provide that if the entire amount of the senior subordinated note has not been repaid prior to May 15, 2005, the number of shares for which the warrant may be exercised will increase to 90,909 shares. Mr. Allard is a Canadian citizen and a resident of Barbados, and the senior subordinated promissory note and the associated warrant were issued in an offshore transaction exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder. The warrant was exercised in June 2004 and we issued 45,454 shares of our common stock for an aggregate price of $500.

Item 16.	Exhibits and Financial Statement Schedules

      The exhibits listed in the exhibit Index are filed as part of this registration statement.

      (a)  Exhibits

Exhibit
Number

1.1*	Form of Underwriting Agreement
3.1*	Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.2*	Certificate of Amendment to Sixth Amended and Restated Certificate of Incorporation
3.3*	Amended and Restated Certificate of Incorporation to be effective upon completion of this offering
3.4*	Amended and Restated Bylaws to be effective upon completion of this offering
4.1*	Form of registrant’s specimen common stock certificate
5.1	Opinion of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation
10.1*	1996 Stock Option Plan of PlanetOut Corporation
10.2*	1996 Equity Incentive Plan of PlanetOut Corporation
10.3*	Indemnity Agreement dated June 28, 2001 between Online Partners.com, Inc. and Mark Elderkin, Jeffrey Bennett, Pridecom Productions, L.L.C. and Pridecom Productions, Inc.
10.4*	Secured Promissory Note dated May 2001 and Stock Pledge Agreement dated June 29, 2001 by and between PlanetOut Partners, Inc. and Mark Elderkin
10.5*	Online Partners.com, Inc. 1997 Stock Plan
10.6*	PlanetOut Partners, Inc. 2001 Equity Incentive Plan
10.7*	PlanetOut Inc. 2004 Equity Incentive Plan
10.8*	PlanetOut Inc. 2004 Executive Officers and Directors Equity Incentive Plan
10.9*	Consent to Sublease dated as of October 17, 2002 by and among 300 California Associates, LLC and PlanetOut Partners USA, Inc.
10.10*	Sublease Agreement dated as of October 17, 2002 by and between The Gap, Inc. and PlanetOut Partners USA, Inc.
10.11*	Warrant dated May 31, 1996 issued to America Online, Inc.
10.12*	Office lease dated July 1, 2004 by and between Blue Jean Equities West and PlanetOut Inc.
10.13*	Warrant Certificate dated January 21, 2000 issued to Allen & Company Incorporated
10.14*	Form of Warrant dated May 10, 2000, as amended March 21, 2001 issued to entities affiliated with Mayfield
10.15*	Warrant No. PCW-2 dated May 15, 2000 issued to America Online, Inc.
10.16*	Form of Warrant dated June 21, 2000, as amended March 21, 2001 issued to entities affiliated with Mayfield

Exhibit
Number

10.17*	Amended and Restated Warrant No. PCW-4 dated July 25, 2000, amended March 21, 2001 issued to America Online, Inc.
10.18*	Warrant No. PCW-10 dated September 17, 2000 issued to Robert Glaser
10.19*	Warrant No. PCW-11 dated September 17, 2000 issued to Tina Podlowski
10.20*	Warrant No. PCW-12 dated September 17, 2000 issued to Rosanne Siino
10.21*	Form of Series D Preferred Stock Warrant
10.22*	Form of directors’ and officers’ indemnification agreement
10.23*	Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties identified on Schedule A thereto
10.24*	Amended and Restated Employment Agreement dated as of April 26, 2004 by and between Lowell R. Selvin and PlanetOut Inc.
10.25*	Amended and Restated Employment Agreement dated as of April 26, 2004 by and between Mark D. Elderkin and PlanetOut Inc.
10.26*	Amended and Restated Employment Agreement dated as of April 26, 2004 by and between Jeffrey T. Soukup and PlanetOut Inc.
10.27*	Amended and Restated Employment Agreement dated April 26, 2004 by and between Jeffrey J. Titterton and PlanetOut Inc.
10.28*	Securities Purchase Agreement dated May 25, 2004 by and between PlanetOut Inc. and Peter Andrew Allard
10.29*	Senior Subordinated Note dated May 27, 2004 issued to Peter Andrew Allard
10.30*	Common Stock Purchase Warrant dated May 27, 2004 issued to Peter Andrew Allard
10.31*	Security Agreement dated May 25, 2004 by and between Peter Andrew Allard on the one hand and PlanetOut Inc. and PlanetOut USA Inc. on the other hand
10.32	Letter Agreement dated June 7, 2004 by and between Donna L. Gibbs and PlanetOut Inc.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (contained in their opinion filed as Exhibit 5.1)
24.1*	Power of Attorney

*	Previously filed.

      (b)  Financial Statement Schedule

      All schedules have been omitted because they are not applicable or because the required information is included elsewhere in the financial statements.

Item 17.	Undertakings

      We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws, indemnification agreements entered into between PlanetOut and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on this 22nd day of July, 2004.

PLANETOUT INC.

By:	/s/ JEFFREY T. SOUKUP

Jeffrey T. Soukup
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the persons whose signatures appear below, which persons have signed such Amendment No. 3 to the registration statement in the capacities and on the dates indicated:

		Title	Date
Signature

* Lowell R. Selvin		Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	July 22, 2004

/s/ JEFFREY T. SOUKUP Jeffrey T. Soukup		Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	July 22, 2004

* Jerry Colonna		Director	July 22, 2004

* H. William Jesse, Jr.		Director	July 22, 2004

* Karen Magee		Director	July 22, 2004

* Allen Morgan		Director	July 22, 2004

* Robert King		Director	July 22, 2004

*By:	/s/ JEFFREY T. SOUKUP Jeffrey T. Soukup (Attorney-in-fact)		July 22, 2004

EXHIBIT INDEX

Exhibit
Number

1.1*	Form of Underwriting Agreement
3.1*	Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3.2*	Certificate of Amendment to Sixth Amended and Restated Certificate of Incorporation
3.3*	Amended and Restated Certificate of Incorporation to be effective upon completion of this offering
3.4*	Amended and Restated Bylaws to be effective upon completion of this offering
4.1*	Form of registrant’s specimen common stock certificate
5.1	Opinion of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation
10.1*	1996 Stock Option Plan of PlanetOut Corporation
10.2*	1996 Equity Incentive Plan of PlanetOut Corporation
10.3*	Indemnity Agreement dated June 28, 2001 between Online Partners.com, Inc. and Mark Elderkin, Jeffrey Bennett, Pridecom Productions, L.L.C. and Pridecom Productions, Inc.
10.4*	Secured Promissory Note dated May 2001 and Stock Pledge Agreement dated June 29, 2001 by and between PlanetOut Partners, Inc. and Mark Elderkin
10.5*	Online Partners.com, Inc. 1997 Stock Plan
10.6*	PlanetOut Partners, Inc. 2001 Equity Incentive Plan
10.7*	PlanetOut Inc. 2004 Equity Incentive Plan
10.8*	PlanetOut Inc. 2004 Executive Officers and Directors Equity Incentive Plan
10.9*	Consent to Sublease dated as of October 17, 2002 by and among 300 California Associates, LLC and PlanetOut Partners USA, Inc.
10.10*	Sublease Agreement dated as of October 17, 2002 by and between The Gap, Inc. and PlanetOut Partners USA, Inc.
10.11*	Warrant dated May 31, 1996 issued to America Online, Inc.
10.12*	Office lease dated July 1, 2004 by and between Blue Jean Equities West and PlanetOut Inc.
10.13*	Warrant Certificate dated January 21, 2000 issued to Allen & Company Incorporated
10.14*	Form of Warrant dated May 10, 2000, as amended March 21, 2001 issued to entities affiliated with Mayfield
10.15*	Warrant No. PCW-2 dated May 15, 2000 issued to America Online, Inc.
10.16*	Form of Warrant dated June 21, 2000, as amended March 21, 2001 issued to entities affiliated with Mayfield
10.17*	Amended and Restated Warrant No. PCW-4 dated July 25, 2000, amended March 21, 2001 issued to America Online, Inc.
10.18*	Warrant No. PCW-10 dated September 17, 2000 issued to Robert Glaser
10.19*	Warrant No. PCW-11 dated September 17, 2000 issued to Tina Podlowski
10.20*	Warrant No. PCW-12 dated September 17, 2000 issued to Rosanne Siino
10.21*	Form of Series D Preferred Stock Warrant
10.22*	Form of directors’ and officers’ indemnification agreement
10.23*	Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties identified on Schedule A thereto
10.24*	Amended and Restated Employment Agreement dated as of April 26, 2004 by and between Lowell R. Selvin and PlanetOut Inc.
10.25*	Amended and Restated Employment Agreement dated as of April 26, 2004 by and between Mark D. Elderkin and PlanetOut Inc.
10.26*	Amended and Restated Employment Agreement dated as of April 26, 2004 by and between Jeffrey T. Soukup and PlanetOut Inc.
10.27*	Amended and Restated Employment Agreement dated April 26, 2004 by and between Jeffrey J. Titterton and PlanetOut Inc.
10.28*	Securities Purchase Agreement dated May 25, 2004 by and between PlanetOut Inc. and Peter Andrew Allard
10.29*	Senior Subordinated Note dated May 27, 2004 issued to Peter Andrew Allard

Exhibit
Number

10.30*	Common Stock Purchase Warrant dated May 27, 2004 issued to Peter Andrew Allard
10.31*	Security Agreement dated May 25, 2004 by and between Peter Andrew Allard on the one hand and PlanetOut Inc. and PlanetOut USA Inc. on the other hand
10.32	Letter Agreement dated June 7, 2004 by and between Donna L. Gibbs and PlanetOut Inc.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (contained in their opinion filed as Exhibit 5.1)
24.1*	Power of Attorney

*	Previously filed.